BCE Emergis

04030745

June 2, 2004

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED JUN 14 2004 WASH, D.C. 181

Dear Sir or Madam:

John Sypnowich
General Counsel

Re: BCE Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Annual Information Form dated May 3, 2004;
- News Release entitled "BCE Emergis reports first quarter financial results" together with the interim financial statements and interim MD&A dated May 4, 2004;
- News Release entitled "BCE Emergis evolves to independent widely-held eBusiness Company dated May 6, 2004;
- Preliminary Short Form Prospectus dated May 10, 2004;
- Material Change Report dated May 17, 2004;
- Notice and Management Proxy Circular dated May 14, 2004; and
- Short Form Prospectus dated May 19, 2004;

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

PROCESSED
JUN 17 2004
THOMSON FINANCIAL

JS/kg
Enclosures

BCE Emergis Inc.
1155 René-Lévesque Blvd. West
Suite 2200
Montréal, Québec
H3B 4T3
Tel.: 514-868-2341
Telec.: 514-868-2340

BCE Emergis

News Release

BCE Emergis reports first quarter financial results

- Q1 revenue from continuing operations at $70.3 M
- Q1 EBITDA at $2.5 M (excluding $6.3 M reversal of restructuring and other charges)
- Streamlining to reduce net annual operating costs by some $20 million

Montréal, Québec (Canada), May 4, 2004 — BCE Emergis Inc. (TSX: IFM), a leading North American eBusiness company, today announced its financial results for the three-month period ended March 31, 2004.

"We have made considerable progress in executing our business plan during the quarter, in particular by expanding our position in the Canadian health market with the acquisition of three companies and by further focusing the business through the completion of the sale of our U.S. health operations," declared Tony Gaffney, BCE Emergis president and chief executive officer.

"As a result of our streamlining in the first quarter, the Company is now operating more efficiently, our cost structure is more competitive and we are therefore better positioned for growth," added Gaffney. "This streamlining announced at the end of 2003 is expected to realize a net annualized reduction in operating expenses of approximately $20 million."

The presentation of the Company's financial results, including both the current and historical periods, reflects the sale of its U.S. health operations completed in March 2004. As a result, these operations were reported as discontinued operations and their contribution to BCE Emergis' consolidated results of operations is included as a single line item above net income, and both revenue and EBITDA[1] exclude their contribution.

Total revenue for the first quarter of 2004 came in at $70.3 million compared to $76.5 million for the fourth quarter of 2003 and with $79.0 million for the first quarter of 2003. Both the sequential quarterly and the year-over-year decreases were mainly due to lower non-core and eFinance revenue. Non-core revenue includes revenue from the distribution agreement with Bell Canada for legacy products (Bell legacy contract) and from other non-core and exited products. The Bell legacy contract, which expires at the end of 2004, will generate committed revenue of $65.1 million for the Company in 2004, a decrease of $33.5 million from the $98.6 million in committed revenue in 2003.

[1] EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as earnings before depreciation, amortization of intangibles, interest, loss or gain on foreign exchange, other expenses or income and income taxes. No reconciliation is provided in the Interim Consolidated Statement of Earnings. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "Earnings before under-noted items" in the financial statements.

Core revenue for the current period was slightly lower at $49.0 million compared with $51.6 million in the fourth quarter of 2003 and to $49.4 million in the first quarter of 2003. The sequential quarterly decrease is due to lower eFinance revenue relating mainly to lower contributions from point-of-sale solutions, the expiry of a Bell Canada reseller agreement and lower professional fees. The year-over-year revenue decrease was mainly due to lower contributions from point of sale solutions and the expiry of a Bell Canada reseller agreement, partly offset by higher contributions from eLending and eHealth solutions.

Reported EBITDA for the current quarter, which included an adjustment to the restructuring and other charges taken at the end of 2003, was $8.8 million compared to an EBITDA loss of $30.5 million in the fourth quarter of 2003, and with EBITDA of $3.5 million in the first quarter of 2003. Excluding restructuring and other charges and related adjustments, EBITDA would have been $2.5 million (4% of revenue) in the current quarter and $7.7 million (10% of revenue) in the fourth quarter of 2003. The current quarter's EBITDA does not fully reflect the financial benefit of the approximately $20 million in net annual cost reductions as most organization and cost streamlining activities were undertaken in the middle to latter part of the quarter. In the sequential quarterly comparison, lower revenue from non-core and eFinance operations and higher development costs related to new clients in eHealth were also responsible for the decrease. Lower revenue from non-core operations was mainly responsible for the year-over-year decrease.

During the quarter, $6.3 million of the $38.2 million provision for restructuring and other charges taken in the fourth quarter of 2003 were reversed. The reversal was due to the postponement of certain charges beyond the end of the current quarter. It is expected that the reversed charges will be incurred in the second and third quarters and that the full amount of the original provision will be taken.

Reported net loss from continuing operations was $6.6 million ($(0.06) per share) compared to a net loss of $47.0 million in Q4 2003 ($(0.46) per share) and a net loss of $8.1 million in Q1 2003 ($(0.08) per share). The current quarter's figure reflects higher future income tax expenses, as the Company is no longer tax-effecting losses from its businesses in the U.S. The Q4 2003 net loss included restructuring and other charges and asset write-downs totalling $51.7 million after tax, partly offset by positive adjustments of $9.2 million related mainly to income tax. Excluding restructuring and other charges and related adjustments in the current quarter and in the fourth quarter of 2003, the net losses would have been $10.7 million ($(0.10) per share) and $4.5 million ($(0.04) per share), respectively.

Reported net income from discontinued operations was $6.5 million. Discontinued operations consisted of the Company's U.S. health operations, including its preferred provider organization network and its care management operations, both of which were sold in early March. Included in the $6.5 million are two months of operations of these businesses as well as a $1.7 million reduction in the loss on sale recorded in Q4 2003. Discontinued operations contributed $10.6 million in Q4 2003 (before restructuring and other charges and asset write-downs) and $12.9 million in Q1 2003.

Total net loss for the first quarter of 2004 was $0.1 million, compared with a net loss of $113.7 million in the fourth quarter of 2003 and to net income of $4.8 million in the first quarter of 2003. Fully diluted loss per share (LPS) was $(0.00) per share compared to a LPS of $(1.10) in the fourth quarter of 2003 and with earnings per share of $0.05 in the first quarter of 2003. Excluding restructuring and other charges and related adjustments, net loss in the current quarter would have been $4.2 million ($(0.04) per share) and net income in the fourth quarter of 2003 would have been approximately $6 million ($0.06 per share).

Revenue summary for the quarter
Three-month periods ended March 31, 2004, December 31, 2003, and March 31, 2003 in millions of Canadian dollars:

	Q1 2004	Q4 2003	Q1 2003
Core eFinance	34.6	37.2	35.5
Core eHealth	14.4	14.4	13.9
Total core revenue	**49.0**	**51.6**	**49.4**
Non-core	21.3	24.9	29.6
Total revenue	**70.3**	**76.5**	**79.0**

- Revenue totalled $70.3 million in the first quarter of 2004 compared to $76.5 million in the fourth quarter of 2003 and with $79.0 million in the first quarter of 2003.
- U.S.-sourced revenue was 16% of total revenue in the current quarter compared with 14% in the corresponding quarter of 2003.
- Core recurring revenue was $38.2 million in the first quarter of 2004, compared to $39.9 million for the fourth quarter of 2003 and with $38.7 million for the first quarter of 2003. In the sequential quarterly comparison, lower eFinance revenue contributed to the decrease. The slight year-over-year decline was due to lower eFinance revenue, partly offset by a higher contribution from eHealth solutions.
- Total non-core revenue for the first quarter of 2004 was $21.3 million compared with $29.6 million in the first quarter of 2003, representing a decrease in overall revenue of $8.3 million year over year, of which $5.7 million related to the Bell legacy contract. Committed revenue from this contract generated $20.1 million in the current quarter, and will generate $17.6 million, $15.0 million and $12.4 million in the second, third and fourth quarters of 2004, respectively.

EBITDA summary for the quarter
Three-month periods ended March 31, 2004, December 31, 2003, and March 31, 2003 in millions of Canadian dollars:

	Q1 2004	Q4 2003	Q1 2003
Core eFinance	(2.6)	-	(3.2)
Core eHealth	1.6	3.3	1.7
Non-core	3.5	4.4	5.0
Restructuring and other	6.3	(38.2)	-
Total EBITDA	**8.8**	**(30.5)**	**3.5**

- Before restructuring and other charges and related adjustments, EBITDA in the current quarter, was $2.5 million compared to $7.7 million in Q4 2003 and $3.5 million in Q1 2003. The current quarter's EBITDA does not reflect the full financial benefit of the organizational and cost streamlining carried on during the quarter.

- The sequential quarterly decrease in EBITDA related mainly to lower non-core and eFinance revenue and to higher operations and development costs in eHealth. On a year-over-year basis, lower non-core revenue was mainly responsible for the decrease.
- The Bell legacy contract, which represented the majority of non-core revenue, generates a 17% EBITDA margin.
- The Company expects to realize $20 million in net annualized cost savings and generate higher EBITDA (before restructuring and other charges) in the coming quarters as a result of the streamlining of its operations in the first quarter of 2004.

Financial position at March 31, 2004
Cash on hand at quarter-end was $375.4 million, up from $128.6 million at December 31, 2003 mainly as a result of the sale of U.S. Health which generated net proceeds totalling $285.4 million from the two transactions as of March 31, 2004. Other significant transactions included the disbursement of $22.0 million for the acquisitions of WARE Solutions Corporation, Gestion InfoPharm Inc. and Tri-Comp Systems Ltd., which were completed in the quarter. Total debt at quarter-end was $29.0 million or 6% of total capital, a level similar to that at December 31, 2003.

Subsequent to the quarter-end, BCE Emergis received US$8.8 million (C$11.5 million) in cash as settlement of a dispute relating to a distribution agreement with a technology provider in connection with a product the Company no longer markets.

Operational highlights for the quarter

eHealth
This segment generated core revenue of $14.4 million for the current period compared with a similar level in the fourth quarter of 2003 and with $13.9 for the same period in 2003.

Sale of Preferred Provider Organization
In March, the Company completed the sale of its PPO operations, representing the majority of its U.S. health activities. The transaction was approved at a special meeting of BCE Emergis shareholders held on February 26. Excluded from the sale were options to purchase shares of a publicly traded company.

Sale of care management operations
In March, Emergis sold all of the shares of its care management subsidiary, National Health Services (NHS), for US$10.0 million (approximately C$13.3 million) in cash, completing the disposition of its U.S. health operations.

WARE Solutions acquisition
Pursuant to its strategy for Canadian eHealth, the Company completed the acquisition of WARE Solutions, whose claim adjudication technology will assist it in growing revenue and maintaining a competitive cost structure.

InfoPharm and TriComp acquisitions
BCE Emergis strengthened its leadership position in the provision of pharmacy information network services in Canada through the acquisition of Gestion InfoPharm and TriComp Systems, two companies that provide IT pharmacy management. In addition, Gestion Infopharm provides network solutions to pharmacies. These acquisitions are in line with BCE Emergis' strategy to offer more

complete solutions to the private and public health care sectors and in particular to benefit from the moves by provincial governments to form pharmacy information networks.

New contract with Bell Canada
The Company is now providing drug claims adjudication and associated services for the group drug plans of Bell Canada and certain of its affiliated companies. The group drug plans of these companies cover approximately 165,000 employees, retirees and dependants, and will contribute over 1 million additional claims transactions per year for BCE Emergis.

Expanded contract with Loblaw Pharmacies
BCE Emergis expanded the processing of drug claims to all pharmacies operating under the Loblaw corporate umbrella in Canada, in effect doubling the number of Loblaw Pharmacies that use BCE Emergis' network. The new contract with Loblaw Pharmacies is very much in line with the Company's strategy to provide health care professionals with a universal exchange service that facilitates the electronic validation, authorization and payment of claims.

Renewed agreement with A&P Pharmacies
The Company renewed its exclusive agreement with The Great Atlantic and Pacific Company of Canada (A&P) to provide processing of drug claims to all pharmacies operating under the A&P corporate umbrella in Ontario. Under this agreement, pharmacies will be migrating from a dial-up solution to BCE Emergis' advanced and secure IP network to submit drug claims to various insurance adjudication authorities.

eFinance
This segment's core revenue decreased to $34.6 million from $37.2 million for the fourth quarter of 2003 and from $35.5 million for the first quarter of 2003.

Enabling the first Visa smart card transactions in Canada
In February, BCE Emergis announced that it successfully processed the first Visa Smart Debit/Credit (VSDC) card transactions as part of a pilot with Visa Canada and a merchant acquirer. The Company became the first Canadian third-party payment processor to be accredited by Visa Canada to support VSDC online authorizations. The certification follows a recent enhancement BCE Emergis brought to its existing point-of-sale processing platform to help card issuers, merchants and cardholders reduce the incidence of fraudulent transactions. The enhancement positions BCE Emergis for the global migration to the next generation of credit cards.

Visa Commerce
During the quarter, BCE Emergis delivered additional functionality and a new set of adoption tools to the Visa Commerce platform with the release of version 2.2 of the software.

Cendant becomes a customer of BCE Emergis' eLending platform
In March, BCE Emergis announced that Cendant Settlement Services Group, a subsidiary of Cendant Corporation, will utilize Emergis Vendor Services Exchange on its eLending platform to conduct mortgage appraisal transactions electronically. The move will enable Cendant's mortgage originators and over 2,500 appraisers to connect online to seamlessly place, receive, and manage status of appraisal orders in a standardized format. The Company will also provide Cendant with access to automated appraisal review engines that will improve error identification and enhance quality control. It will migrate Cendant's users from its Appraisal Delivery System, which Cendant has been using to deliver appraisals electronically since 1998, to its eLending platform. BCE Emergis plans to roll out the integrated solution, which is already in development, to Cendant users in the second quarter of 2004.

eInvoicing

While market demand for electronic invoice presentment and payment solutions (EIPP) has been less than originally anticipated, customers are trending to purchase EIPP as part of broader payment solutions. As a result of this change in market, BCE Emergis has limited the on-going development of eInvoicing as a stand-alone solution and is in the process of centralizing product development and service delivery functions in Montreal, which it expects to complete by the fourth quarter of 2004. These moves are consistent with the Company's objective to move its U.S. businesses towards profitability and to offer more complete solutions to meet the evolving needs of the market.

Service Delivery and Operations

At the end of 2003, the Company embarked on a major review of its operations, service delivery and technology development groups, with a view to integrate them into a unified, customer-facing organization. The overall objectives of the review were to provide a better view of resources required to service customers, and to create a more efficient, responsive and coordinated organization that will serve as a single contact point for the needs of the Company's sales and marketing group. The review was completed in the first quarter and the implementation of its recommendations is well underway.

May 4, 2004 Conference Call and Webcast

The Company will hold a conference call and live webcast today at 8:00 a.m. ET to discuss its financial results for the first quarter of 2004. To participate, interested stakeholders can dial toll-free (800) 273-9672, and in Toronto (416) 695-5806. The first quarter 2004 news release, as well as a supplemental information package, are posted on www.emergis.com.

The instant replay of the conference call will be available for 7 days starting at 10:00 a.m. today. To listen, interested participants should dial the following toll-free number: (800) 408-3053; in Toronto: (416) 695-5800. The access code is 1522699#. The archive version of the webcast will also be available starting at 10:00 a.m. today at www.emergis.com.

About BCE Emergis

BCE Emergis Inc. is a leading North American eBusiness company. Its operations consist of supplying eBusiness solutions to the North American financial services and Canadian health care industries, automating transactions between companies and allowing them to interact and transact electronically. Its leading solutions are centred on claims, loans and payments processing, as well as related security services.

BCE Emergis customers include leading Canadian health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. Other than the sale of our U.S. health operations, the results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by customers, response to industry's rapid pace of change, competition, operating results, success of U.S.-based operations, control by BCE Inc., integration of past acquisitions, failure or material change in our strategic relationships, including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, key personnel, protection of intellectual property, intellectual property infringement claims, integrity of public key cryptography technology, and industry and government regulation. For

additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT MAY 4, 2004 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

– 30 –

For additional information: John Gutpell
Investor Relations
(514) 868-2232

Mark Boutet
Corporate Communications
(514) 868-2358

BCE Emergis

Consolidated Statements of Earnings

(millions of Canadian dollars, except income (loss) per share and number of shares)	For the three month period ended March 31, 2004 (unaudited)	For the three month period ended March 31, 2003 (unaudited)
Revenue	70.3	79.0
Direct costs	16.9	21.5
Gross margin	53.4	57.5
Expenses		
Operations	22.8	25.2
Sales and marketing	7.8	9.5
Research and development, net	12.4	12.2
General and administrative	7.9	7.1
Restructuring and other charges (note 7)	(6.3)	-
	44.6	54.0
Earnings before under noted items	8.8	3.5
Depreciation	3.4	4.5
Amortization of intangible assets	4.9	7.4
Interest income	(5.2)	(3.7)
Interest on long-term debt	0.6	1.0
Gain on sale of assets	(0.5)	-
Loss on foreign exchange	3.5	-
Other	-	0.1
Income (loss) from continuing operations before income taxes	2.1	(5.8)
Income taxes		
Current	0.5	0.3
Future	8.2	2.0
	8.7	2.3
Net income (loss) from continuing operations	(6.6)	(8.1)
Net income (loss) from discontinued operations - net of income taxes (note 5)	6.5	12.9
Net income (loss)	(0.1)	4.8
Basic income (loss) per share ($) from continuing operations	(0.06)	(0.08)
Basic income (loss) per share ($) from discontinued operations	0.06	0.13
Basic income (loss) per share ($)	-	0.05
Diluted income loss per share ($) from continuing operations	(0.06)	(0.08)
Diluted income (loss) per share ($) from discontinued operations	0.06	0.12
Diluted income (loss) income per share ($)	-	0.05
Weighted average number of shares outstanding used in computing basic income (loss) per share	103,233,015	101,896,647
Weighted average number of shares outstanding used in computing diluted income (loss) per share	103,233,015	104,984,811

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

BCE Emergis

Consolidated Statements of Deficit

(millions of Canadian dollars)	For the three month period ended March 31, 2004	For the three month period ended March 31, 2003
	(unaudited)	(unaudited)
Deficit - beginning of period	(1,176.9)	(1,080.1)
Net (loss) income	(0.1)	4.8
Deficit - end of period	(1,177.0)	(1,075.3)

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

BCE Emergis

Consolidated Balance Sheets

(millions of Canadian dollars)	As at March 31, 2004	As at December 31, 2003
	(unaudited)	(audited)
ASSETS		
Current		
Cash and cash equivalents	375.4	128.6
Accounts receivable	23.8	25.4
Future income taxes	0.2	-
Other current assets	22.3	32.3
Current assets held for sale (note 5)	-	262.2
	421.7	448.5
Fixed assets	38.5	33.1
Intangible assets	47.2	39.6
Goodwill	54.7	38.6
Future income taxes	68.9	77.3
Other long-term assets	2.6	3.6
	633.6	640.7
LIABILITIES		
Current		
Accounts payable and accrued liabilities	130.3	144.9
Deferred revenue	22.1	28.7
Deferred credits	8.1	8.9
Current portion of long-term debt	15.5	17.4
Current liabilities related to assets held for sale (note 5)	-	6.9
	176.0	206.8
Deferred credits and other	4.8	6.9
Long-term debt	13.5	11.7
	194.3	225.4
SHAREHOLDERS' EQUITY		
Capital stock (note 8)	1,535.4	1,546.7
Contributed surplus	78.5	76.8
Deficit	(1,177.0)	(1,176.9)
Foreign currency translation adjustment	2.4	(31.3)
	439.3	415.3
	633.6	640.7

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

BCE Emergis

Consolidated Statements of Cash Flows

(millions of Canadian dollars)	For the three month period ended March 31, 2004	For the three month period ended March 31, 2003
	(unaudited)	(unaudited)
Operating activities		
Net loss from continuing operations	(6.6)	(8.1)
Depreciation and amortization	8.3	11.9
Gain on sale of assets	(0.5)	-
Future income taxes	8.2	2.0
Non-cash foreign exchange loss on derivative financial instruments	5.0	-
Non-cash portion of restructuring and other charges	-	(0.2)
Non-cash stock based compensation (note 2)	0.2	-
Other	(3.0)	0.1
Changes in working capital	(24.7)	(9.5)
Cash flows used for operating activities	(13.1)	(3.8)
Investing activities		
Additions to fixed and intangible assets	(6.7)	(3.3)
Acquisitions (note 6)	(22.0)	-
Cash acquired on acquisition of WARE Solutions Corp. (note 6)	0.1	-
Proceeds on sale of businesses (note 4)	285.4	-
Cash flows from (used for) investing activities	256.8	(3.3)
Financing activities		
Repayment of long-term debt	(5.2)	(6.1)
Issue of common shares	0.3	-
Cash flows used for financing activities	(4.9)	(6.1)
Foreign exchange loss on cash held in foreign currencies	(3.5)	(1.9)
Cash flows from continuing operations	235.3	(15.1)
Cash flows from discontinued operations (note 5)	2.7	15.0
Cash and cash equivalents		
Increase (decrease)	238.0	(0.1)
Balance, beginning of period	137.4	107.0
Balance, end of period (1)	375.4	106.9
Supplemental disclosure of cash flow information		
Interest paid	0.5	0.6
Income taxes paid	0.1	0.2

(1) Includes the following:

Cash and cash equivalents related to:		
Continuing operations	375.4	96.5
Discontinued operations (note 5)	-	10.4
	375.4	106.9
Non-cash investing and financing activities		
Additions to fixed and intangible assets financed	4.2	1.4

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2004

(In millions of Canadian dollars except share data) (unaudited)

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2003, except as discussed below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2003 and the notes thereto in the 2003 Annual Report.

1. Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements of BCE Emergis have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of all its subsidiaries. Certain prior period figures have been reclassified to conform with the current period's presentation as well as presenting the US Health operations as discontinued operations.

Impairment of long-lived assets

The Canadian Institute of Chartered Accountants (CICA) issued new Handbook Section 3063, Impairment of long-lived assets. This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. This section also replaces the write-down provisions in Section 3061, Property, plant and equipment. Effective January 1, 2004, the Company adopted the standard requiring the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. The adoption of this new standard did not have an impact on the consolidated financial statements.

Asset retirement obligations

Effective January 1, 2004 the Company adopted new Handbook section 3110, Asset retirement obligations. This section provides guidance on recognizing and measuring liabilities related to the legal obligations of retiring property, plant and equipment. These obligations are initially measured at fair value and are adjusted for any changes resulting from the passage of time and any changes to the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is capitalized as part of the related asset and is amortized into income over time. This section is effective for fiscal years beginning on or after January 1, 2004 and the adoption of this new standard did not have an impact on the consolidated financial statements.

Hedging relationships

Effective January 1, 2004 the Company adopted Accounting Guideline 13 (AcG-13), Hedging relationships. This guideline establishes the following criteria for the application of hedge accounting in a hedging transaction:

- the nature of the specific risk exposures being hedged in accordance with the risk management objective and strategy must be identified at the inception of the hedging relationship

- application of hedge accounting to the hedging relationship must be designated at the inception of the hedging relationship

- formal documentation must be in place at the inception of the hedging relationship identifying the risk management objective and strategy for establishing the relationship, the specific asset or liability being hedged, the risk that is being hedged, the intended term of the hedging relationship, the type of derivative used, the method for assessing effectiveness and the related accounting treatment

- the derivative must meet certain effectiveness criteria in offsetting either changes in the fair value or cash flows attributable to the risk being hedged, both at the inception and throughout the term of the hedging relationship.

Disclosure required by this new accounting guideline has been provided in note 11 to the consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2004

(In millions of Canadian dollars except share data) (unaudited)

1. Summary of Significant Accounting Policies (continued)

Future accounting changes

The CICA also recently made revisions to Handbook Section 3860 of the CICA Handbook, Financial Instruments – Disclosure and Presentation. This section now clarifies how to account for certain financial instruments that have liability characteristics and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities in the balance sheet. Many of these financial instruments were previously classified as equities. These revisions come into effect for fiscal years beginning on or after November 1, 2004. Management is currently evaluating the impact of these revisions on the consolidated financial statements.

2. Stock-based Compensation

Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions and applies to awards granted on or after January 1, 2002. In 2003, and in accordance with Handbook Section 3870, the Company elected to adopt the prospective application of the fair value based method for measuring the compensation cost of employee stock options granted in 2003 and beyond. As a result the Company recorded an expense of $0.2 million in the current period. The Company has also elected to continue to account for employee stock options granted in 2002 by measuring the compensation cost for these options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. The total number of outstanding stock options granted to employees and included in note 8 was 5,990,036) as at March 31, 2004.

The following outlines the assumptions used in the Black-Scholes option pricing model for awards granted during the period:

	For the three-month period ended March 31	
	2004	2003
Dividend yield	0.0%	0.0%
Expected volatility	60.0%	75.0%
Risk-free interest rate	3.34%	4.00%
Expected life (years)	4	4
Weighted-average grant date fair value ($)	$3.19	$4.40

The following pro forma disclosure outlines the impact had the Company used the fair value based method of accounting for awards granted in 2002 to determine the compensation cost for the Company's stock-based employee compensation plans:

	For the three-month period ended March 31	
	2004	2003
Net (loss) income, as reported ($ millions)	(0.1)	4.8
Adjustment to net (loss) income ($ millions)	(1.4)	(1.8)
Pro forma net (loss) income ($ millions)	(1.5)	3.0
Pro forma basic and diluted (loss) income per share ($)	(0.01)	0.03

(In millions of Canadian dollars except share data) (unaudited)

3. Net income per share

For the three-month period ended March 31, 2004, no dilution impact was calculated due to the net loss incurred in the period.

The following securities were excluded from the computation of dilutive net loss per share as their effect would have been antidilutive. Such securities consist of the following:

(number of shares)	For the three-month period ended March 31, 2004
Options	31,066

The reconciliation of diluted income per share for the three-month period ended March 31, 2003 is presented below:

	For the three-month period ended March 31, 2003		
	Net income ($ millions) (numerator)	Number of shares (denominator)	Per share amount ($)
Net income attributable to common shareholders	4.8	101,896,647	0.05
Dilutive options		89,579	
Dilutive common shares to be issued related to acquisitions		2,998,585	
Net income attributable to common shareholders and assumed conversions	4.8	104,984,811	0.05

The following securities were excluded from the calculation of diluted earnings per share since the average market value of the underlying shares were less than the exercise price of the securities:

(number of shares)	For the three-month period ended March 31, 2004	For the three-month period ended March 31, 2003
Options	6,088,970	6,242,868
Warrants	650,000	650,000

(In millions of Canadian dollars except share data) (unaudited)

4. Sale of US Health Operations

In December 2003, as a result of the Board of Director's approval of the Company's plan to sell the US Health operations the Company wrote down the value of long-term assets associated with its US Health operations by $77.3 million. In the current period the Company recorded a gain on the sale of the US Health operations of $1.7 million which is included in the net income from discontinued operations. The details of the sale of the US Health operations are as follows:

(a) Sale of Care Management segment of US Health

On March 2, 2004, the Company completed the sale of 100% of the issued and outstanding shares of National Health Services (NHS), a wholly owned subsidiary of the Company, for a total cash consideration of US$10 million.

(b) Sale of Preferred Provider Organization (PPO) segment of US Health

On December 31, 2003, the Company reached an agreement to sell the PPO operations component of its US Health operations for a total consideration of US$213 million, subject to certain closing adjustments. The sale of the PPO operations was completed on March 4, 2004 and involved the sale of the issued and outstanding shares of BCE Emergis Corporation, a wholly owned subsidiary of the Company. BCE Emergis Corporation carried on the PPO operations of the Company and also held options to purchase shares of a publicly traded company. While these options were excluded from the sale, they were not being transferred out of BCE Corporation at closing.

The purchase price is subject to adjustments following the calculation, within 120 days from the closing date, of the amount of the working capital of the PPO operations as of the closing date: any shortfall from or excess from US$19.0 million will be paid by the Company or received by the Company on a dollar-for-dollar basis.

The Company has provided an indemnification to the buyer in the stock purchase agreement regarding the business operations of BCE Emergis Corporation which covers principally any breach of representations and warranties and any covenants in excess of US$2 million to a maximum of US$53.3 million, except for tax liabilities and certain other representations for which there is no deductible and no maximum amount. The Company's representations and warranties exist for a period of no later than 18 months or 30 days after the issuance of the audited financial statements of BCE Emergis Corporation for the year ending December 31, 2004 except for tax and certain other representations which are in force until the expiry of the applicable statute of limitations. These indemnification amounts have been included in Note 12 to the consolidated financial statements.

Following the completion of the sale, a subsidiary of the Company became the primary lessee under a lease which represents an obligation of US$18.3 million over the lease term. The Company has sublet, to third parties, a portion of this lease for periods of 3 months, 6 months, and 60 months. The remaining portion is currently being used for continuing operations.

(In millions of Canadian dollars except share data) (unaudited)

5. Discontinued operations and assets held for sale

On December 31, 2003, the Board of Directors approved the Company's plan to sell the US Health operations. The US Health operations include the preferred provider organization (PPO) segment and the care management segment which are part of the eHealth Solutions business unit. Accordingly, the results of operations, cash flows and financial position of the US Health operations have been segregated in the accompanying interim consolidated financial statements, and are reported as discontinued operations as a single line item in the interim consolidated financial statements. The Company completed the sale of the PPO segment and the care management segment of the US Health operations in March 2004 (see note 4).

The results of discontinued operations presented in the accompanying interim consolidated statements of earnings, were as follows:

	For the three-month period ended March 31	
	2004	2003
Revenue	25.4	45.1
Direct costs	3.0	4.0
Gross margin	22.4	41.1
Expenses		
Operations	10.8	17.6
Sales and marketing	1.5	2.4
Research and development, net	1.3	2.1
General and administrative	3.6	4.2
	17.2	26.3
Earnings before under noted items	5.2	14.8
Depreciation	0.4	1.2
Amortization of intangible assets	0.3	0.6
Interest on long-term debt	0.1	0.1
Gain on sale of assets held for sale	(1.7)	-
Other	-	(0.4)
Income before income taxes	6.1	13.3
Income taxes (recovery)		
Current	0.1	0.4
Future	(0.5)	-
	(0.4)	0.4
Income from discontinued operations	6.5	12.9

(In millions of Canadian dollars except share data) (unaudited)

5. Discontinued operations and assets held for sale (continued)

The cash flows from discontinued operations presented in the accompanying interim consolidated statements of cash flows, were as follows:

	For the three-month period ended March 31	
	2004	2003
Operating activities	4.2	16.0
Investing activities	(1.6)	(0.2)
Financing activities	-	-
Foreign exchange gain (loss) on cash held in foreign currencies	0.1	(0.8)
Cash flows from discontinued operations	2.7	15.0

The assets and liabilities have been segregated in the accompanying interim consolidated balance sheets and are reported as current and long-term "Assets held for sale" and current and long-term "Liabilities related to assets held for sale".

The assets and related liabilities held for sale were as follows:

	As at March 31 2004	As at December31 2003
ASSETS		
Current		
Cash and cash equivalents	-	8.8
Accounts receivable	-	28.5
Future income taxes	-	36.6
Fixed assets	-	7.0
Intangible assets	-	2.5
Goodwill	-	154.7
Other current assets	-	50.9
Less: write-down related to assets held for sale	-	(26.8)
		262.2
LIABILITIES		
Current		
Accounts payable and accrued liabilities	-	6.4
Deferred revenue	-	-
Current portion of long-term debt	-	0.5
	-	6.9
SHAREHOLDERS' EQUITY		
Capital Stock (a)	-	10.1
		10.1

(a) As a result of the Company's plan to sell the US Health Operations the final instalment of $10.1 million due in June 2004 relating to the AHC acquisition in June 2001 is no longer an obligation of the Company.

(In millions of Canadian dollars except share data) (unaudited)

6. Acquisitions

WARE Solutions Corporation

On January 15, 2004 the Company acquired all the issued and outstanding shares of WARE Solutions Corporation for cash consideration of $5.0 million. The Company also incurred transaction costs in the amount of $0.3 million in connection with the acquisition relating mostly to professional fees. WARE Solutions Corporation offers web-based practice management software to health care providers, as well as claims processing and adjudication systems to payor organizations. The transaction was accounted for using the purchase method.

The results of operations of WARE Solutions Corporation have been included in the Company's results since January 15, 2004, the date of acquisition.

The total purchase price of the acquisition was $5.3 million and was preliminarily allocated as follows:

Purchase price allocation	$
Current assets	0.7
Fixed assets	0.1
Current liabilities	(0.2)
Long-term liabilities	(1.7)
Deferred revenues	(0.3)
Allocation of excess of purchase price:	
Acquired technologies	6.7
Cost of acquisition	5.3

The Company expects to finalize the purchase price allocation during 2004.

Gestion InfoPharm Inc.

On March 19, 2004 the Company acquired all the issued and outstanding shares of Gestion InfoPharm Inc. for cash consideration of $12.4 million and a holdback of $1.5 million payable in March 2005. The Company also incurred transaction costs in the amount of $0.5 million in connection with the acquisition relating mostly to professional fees. Gestion InfoPharm specializes in the design, development and marketing of dispensary and point of sales software solutions customized for pharmacies. The transaction was accounted for using the purchase method.

The results of operations of Gestion InfoPharm have been included in the Company's results since March 19, 2004, the date of acquisition.

The total purchase price of the acquisition was $14.4 million and was preliminarily allocated as follows:

Purchase price allocation	$
Current assets	2.8
Fixed assets	2.2
Intangible assets	0.3
Current liabilities	(1.0)
Deferred revenue	(1.6)
Allocation of excess of purchase price:	
Goodwill	11.7
Cost of acquisition	14.4

The Company expects to finalize the purchase price allocation during 2004.

(In millions of Canadian dollars except share data) (unaudited)

6. Acquisitions (continued)

Tri-Comp Systems Ltd.
On March 22, 2004 the Company acquired all the issued and outstanding shares of Tri-Comp Systems Ltd. for cash consideration of $4.5 million. The Company also incurred transaction costs in the amount of $0.4 million in connection with the acquisition relating mostly to professional fees. Tri-Comp Systems provides management software and point of sale systems to pharmacies. The transaction was accounted for using the purchase method.

The results of operations of Tri-Comp Systems have been included in the Company's results since March 1, 2004, the effective date of the acquisition.

The total purchase price of the acquisition was $4.9 million and was preliminarily allocated as follows:

Purchase price allocation	$
Current assets	1.2
Fixed assets	0.1
Intangible assets	0.5
Current liabilities	(0.6)
Deferred revenue	(0.5)
Allocation of excess of purchase price	
Goodwill	4.2
Cost of acquisition	4.9

The Company expects to finalize the purchase price allocation during 2004.

7. Restructuring and other charges

In December 2003, the Board of Directors approved the Company's plan to sell the US Health operations. As a result of this approval the Company developed a restructuring program to streamline its organizational structure and rationalize its overhead in order to align its cost structure with core revenue going forward. This resulted in a pre-tax charge of $38.2 million for the year ended December 31, 2003. The charge included cash restructuring charges totalling $22.1 million for employee severance and other employee costs, and asset write-downs totalling $16.1 million. During the current period the Company completed the sale of the US Health operations and consequently experienced delays in executing the restructuring program developed in 2003. As a result the Company reduced the restructuring charge relating to employee severance and other employee related costs by $6.3 million in the current period. These costs will be recorded in future periods as the costs are incurred.

The balance of the restructuring provision as at December 31, 2003 was $20.8 million. The Company reduced the restructuring charge by $6.3 million and disbursed $3.6 million during the current period relating to employee severance and other employee costs. As at March 31, 2004 the unpaid restructuring payable balance was $10.9 million and is included in accounts payable and accrued liabilities.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2004

(In millions of Canadian dollars except share data) (unaudited)

8. Equity Components

The stated capital stock as at March 31, 2004 is detailed as follows:

	Number of shares	Issued and fully paid $	Not issued and not fully paid $	Options issued as part of acquisition $	TOTAL $
Balance at January 1, 2004	103,216,870	1,533.0	11.6	2.1	1,546.7
Issue of common shares (a)	8,655	-	-	-	-
Issue of common shares (b)	47,840	0.3	-	-	0.3
Issue of common shares (c)	-	-	(11.6)	-	(11.6)
Impact of the exercise of options issued as part of the acquisition of BCE Emergis Technologies.	-	0.4	-	(0.4)	-
Balance at March 31, 2004	103,273,365	1,533.7	-	1.7	1,535.4

Contributed surplus	$
Balance at January 1, 2004	76.8
Amount related to the AHC acquisition (c)	1.5
Amount related to stock based compensation (d)	0.2
Balance at March 31, 2004	78.5

(a) 8,655 stock options were exercised to purchase 8,655 common shares for cash consideration of $6 thousand.

(b) During the period 47,840 treasury common shares were issued to the Company's employees as part of an employee share purchase plan.

(c) During the period the Company paid US$0.8 million ($1.1 million) representing the final payment of the third instalment and extinguished the remaining amount payable of $10.1 million under the fourth instalment of the AHC acquisition of June 2001 as this is no longer an obligation of the Company following the sale of the US Health operations. An amount of $1.5 million representing the differential between the current share value and the estimated share value at June 28, 2001 was attributed to contributed surplus.

(d) During the period the Company expensed $0.2 million relating to stock options granted in the current period. This amount was attributed to contributed surplus.

Stock option plans	Options
Stock option plans for common shares at prices ranging from $0.44 to $172.80 per share and expiry dates up to 2011	(6,120,036)

(In millions of Canadian dollars except share data) (unaudited)

8. Equity Components (continued)

Warrants:
From time to time, the Company enters into formal business arrangements for the use and distribution of certain technology solutions with strategic partners. Under the terms of such arrangements, the partners may acquire warrants to purchase shares of the Company.

The following table summarizes warrant activity:

	Number of warrants outstanding (1)	Number of warrants exercisable (1)	Exercise price of warrants exercisable ($)
Outstanding – January 1, 2004 and March 31, 2004	650,000	300,000	47.24

(1) Warrants are convertible into common shares of the Company on a 1:1 basis.

The non-exercised warrants will become exercisable upon the attainment of certain contractual arrangements and the exercise price will be determined at that time. The warrants expire on December 31, 2006. No amount has been recorded in the financial statements as a result of these arrangements.

9. Operating Segment Information

In December 2003, the Board of Directors approved the Company's plan to sell the US Health operations and accordingly the Company has classified the US Health operations as discontinued operations. The US Health operations were originally part of the eHealth segment.

Additionally, as of January 1, 2004 the Company modified its corporate structure to separately disclose the Non-core operations which were originally included in the eFinance and eHealth segments. The Non-core operations include the three-year distribution agreement with Bell Canada for legacy products extended in September 2001 as well as other non-core and exited products. The Company has restated comparative results to reflect this change.

The following table shows the activities of each of the segments excluding the US Health operations:

For the three-month period ended March 31 ($ millions)

	eFinance segment		eHealth segment		Non-core segment		Other non-allocated		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenues	34.6	35.5	14.4	13.9	21.3	29.6	-	-	70.3	79.0
Direct costs	5.6	6.3	3.4	3.9	7.9	11.3	-	-	16.9	21.5
Gross margin	29.0	29.2	11.0	10.0	13.4	18.3	-	-	53.4	57.5
***EBITDA* (1)**	(2.6)	(3.2)	1.6	1.7	3.5	5.0	6.3	-	8.8	3.5
Goodwill as at March 31	15.1	16.8	39.6	24.0	-	-	-	-	54.7	40.8

(1) The term *EBITDA* (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies. The Company defines it as earnings before depreciation, amortization of intangible assets, interest, loss or gain on foreign exchange, other income and expenses, and income taxes. *EBITDA* is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "Earnings before under noted items" in the financial statements.

(In millions of Canadian dollars except share data) (unaudited)

9. Operating Segment Information (continued)

There are no inter-segment transactions or significant differences between segment and corporate accounting policies.

All of the Company's business units share in the use of its capital asset infrastructure. As a result, the Company does not disclose a measure of total assets by business unit. In addition, the asset allocation is not used by the Company in its management reporting for decision-making purposes.

Geographic information

The following table sets out certain geographical information relative to the Company excluding the US Health operations:

	For the three-month period ended March 31	
Revenue ($)	**2004**	**2003**
Canada	58.9	67.6
United States	11.4	11.4
Total	**70.3**	**79.0**

10. Related Party Information

The following transactions occurred in the normal course of operations with BCE Inc., the parent company, and other companies in the BCE group subject to common control during the respective periods and were measured at the exchange value, which is the amount established and agreed to by the related parties:

	For the three-month period ended March 31 $	
	2004	**2003**
Revenue [(a)]	16.8	24.4
Direct costs	13.3	16.6
Expenses	11.3	14.4
Interest income	3.8	3.1

[(a)] Includes services for resale to third parties and for internal use.

As part of the extended exclusive distribution agreement signed in 2001 with Bell Canada, the Company derives revenue from Bell Canada (included in the related party amount) and directly from other customers with Bell Canada acting as a distribution agent (excluded from the related party amount). Included in related party revenue is the amount derived directly from Bell Canada in the amount of $5.7 million ($11.6 million) for the three month period ended March 31, 2004 (2003), respectively. Under the distribution agreement the amount derived from other customers with Bell Canada acting as a distribution agent is $14.4 million ($14.2 million) for the three month period ended March 31, 2004 (2003) and are excluded from the related party amount.

Included in direct costs and expenses is $16.7 million ($21.5 million) for the three month period ended March 31, 2004 (2003) related to the extended service agreement signed with BCE Nexxia in 2001 which includes costs related to the agency revenues.

(In millions of Canadian dollars except share data) (unaudited)

10. Related Party Information (continued)

The balance sheet includes the following balances with BCE Inc. and other companies in the BCE group subject to common control:

	As at March 31, 2004	As at December 31, 2003
Accounts receivable	8.3	10.1
Other current assets	-	16.0
Accounts payable and accrued liabilities	51.1	58.5
Deferred revenue	3.0	5.0

Tax loss monetization structure

As part of a tax loss consolidation strategy, the Company recorded interest income of $13.0 million for the three month period ended March 31, 2004. The Company also incurred an interest expense of $9.2 million for the three month period ended March 31, 2004. For income tax purposes, the $13.0 million interest income for the three month period ended March 31, 2004 increases the taxable income of the Company and accelerates the use of the Company's tax attributes resulting in a $4.4 million reduction in future income tax assets in Canada for the three month period ended March 31, 2004.

The net interest amount of $3.8 million for the three month period ended March 31, 2004 has been recorded as interest revenue.

The capital arrangements associated with the tax structure were initiated by the Company with a temporary loan of $1.0 billion from its banker. The funds were then advanced to Bell Canada through a subordinated demand loan bearing interest of 5.235% since January 1, 2004. The loan is unsecured and subordinated, is payable on demand and may be repaid at any time.

A wholly owned subsidiary of the Company then issued preferred shares to Bell Canada in exchange for $1.0 billion in cash. The preferred shares are non-voting, cumulative, redeemable and retractable at any time. They currently pay a dividend of 3.697% per annum. The interest rate on the loan to Bell Canada and the dividend rate on the preferred shares are reset at the beginning of each year. Subsequently, the wholly owned subsidiary loaned the preferred share issue proceeds of $1.0 billion to its parent company, on an interest-free basis. This loan is payable on demand and may be repaid at any time. The Company then repaid the temporary loan of $1.0 billion to its banker. Either party may terminate these agreements at any time. In addition, the arrangement will terminate in the event BCE is no longer the controlling shareholder of the Company.

The Company has the legal right to offset the demand loan receivable from Bell Canada against the preferred shares issued to Bell Canada and intends to do so. As a result, these items, as well as the related interest income and interest expense representing the dividend payable on the preferred shares have been presented on a net basis.

(In millions of Canadian dollars except share data) (unaudited)

11. Derivative financial instruments

The Company periodically uses derivative instruments to manage its exposure to foreign currency risk. The Company does not use derivative instruments for speculative purposes. The Company does not trade actively in derivative instruments, and therefore, is not exposed to any significant liquidity risks relating to them.

The following derivative instruments were outstanding at March 31, 2004

- currency forward contracts relating mainly to a net investment in a foreign subsidiary

At March 31, 2004, principal amounts to be received under currency contracts are $261.1 million, whereas principal amounts to be paid under these contracts are US$200 million.

The carrying value of all financial instruments approximates fair value.

12. Guarantees

In the normal course of business, the Company enters into numerous agreements that may contain features that meet the AcG-14 definition of an indemnification and guarantees to counterparties in transactions such as business dispositions, the sale of assets, the sale of services and licenses.

These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, valuation differences, claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties.

In the context of business dispositions or the sale of assets, the Company may from time to time agree to compensate the purchaser for the resolution of contingent liabilities of the disposed businesses or assets or the reassessment of prior tax filings of the corporations carrying on the business. The term and amount of such indemnifications will generally be limited by the agreement. The maximum potential exposure, under these guarantees represented a cumulative amount of approximately $194.0 million as at March 31, 2004, except for tax liabilities and certain other representations related to the sale of the US Health operations for which there is no maximum amount. However, based on the Company's risk assessment the Company believes that any potential payment should not be significant.

During the course of operations, the Company provides indemnification agreements to counterparties in transactions such as the sale of services, purchase and licenses. These indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of litigation claims or statutory sanctions or damages that may be suffered by the counterparty as a consequence of the agreement. The term of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevent the Company from making a reasonable estimate of the maximum potential amounts that the Company could be required to pay the counterparties. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnification agreements.

13. Subsequent event

On April 13, 2004 the Company received US$8.8 million ($11.5 million) in settlement of a dispute relating to a distribution agreement with a technology provider in connection with a product that the Company no longer markets. This settlement will be recorded in the second quarter of 2004.

BCE Emergis

News Release

NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR DISSEMINATION IN THE UNITED STATES

BCE Emergis evolves to independent, widely-held eBusiness Company

BCE Emergis to declare special cash distribution of $1.45 per share
Bell Canada and BCE Emergis enter into five-year reciprocal commercial agreement

Montréal, Québec, May 6, 2004 – BCE Emergis Inc. (TSX: IFM) announced today that it will become an independent, widely-held eBusiness company as a result of BCE Inc.'s (NYSE/TSX: BCE) decision to sell shares it currently owns in BCE Emergis through a public offering of units to a syndicate of underwriters led by National Bank Financial.

"BCE's sponsorship over the years has been valuable to BCE Emergis and today's announcement marks the beginning of a new era for BCE Emergis. We are confident we have what it takes – the relationships, people, expertise, financial strength and stability – to succeed as an independent company. Few North American eBusiness companies enjoy as solid a position as we do," said Tony Gaffney, President and Chief Executive Officer of BCE Emergis. "Our extensive experience in eHealth and eFinance has enabled us to build unique expertise, competencies and longstanding relationships with prominent customers and partners, and to take advantage of the significant growth opportunities in our markets."

BCE Emergis also announced today its intention to pay a special cash distribution by way of return of capital of $1.45 per share, subject to shareholder approval of certain related matters. After accounting for the anticipated special cash distribution and the sale of certain assets to Bell Canada, BCE Emergis would have had approximately $270 million in available cash (or $2.60 per common share) as at March 31, 2004.

"We believe that this special cash distribution represents an appropriate use of the Company's substantial financial resources to rebalance our capital structure," commented Tony Gaffney.

"Our resulting financial resources remain significant and are adequate to fund our growth strategy through large customer deals, organic growth and acquisitions."

The BCE secondary offering

BCE has agreed to sell the shares it owns in BCE Emergis through a public offering of 65,906,781 subscription receipts. Each subscription receipt will be automatically exchanged for one common share of BCE Emergis upon declaration of the special cash distribution. BCE Emergis will not receive any proceeds from the secondary offering.

The issue will be offered publicly in all provinces of Canada by way of a short-form prospectus and in the United States by way of private placement pursuant to exemptions from the registrations requirements in the United States (provided that the Company shall not become obligated to file a registration statement or prospectus outside of Canada or become subject to any ongoing reporting obligations outside of Canada). Closing of the offering is expected to occur on or about May 26, 2004 and is subject to customary closing conditions including customary regulatory approvals. BCE Inc. has agreed to reimburse all of BCE Emergis' fees and expenses in connection with the offering and the special shareholder meeting.

Preferred supplier agreement with Bell Canada and other agreements

As part of this transaction, BCE Emergis and Bell Canada have undertaken an extensive review of their existing bilateral commercial agreements and have signed a memorandum of understanding establishing the essential terms of their commercial relationship upon closing of the public offering.

Bell Canada and its subsidiaries are and will continue to be important customers of BCE Emergis. To better define their on-going relationship, BCE Emergis and Bell Canada have entered into a five-year reciprocal commercial agreement whereby BCE Emergis will be the preferred supplier for the provision of eFinance and eHealth services to Bell Canada and its subsidiaries, both for internal use and for resale. In turn, Bell Canada will be the preferred supplier of telecommunications and other services comprised in Bell Canada's suite of enterprise products and services to BCE Emergis, both for internal use and for resale.

In addition, BCE Emergis announces the following agreements:

- Bell Canada will acquire BCE Emergis' eSecurity assets.
- Bell Canada and BCE Emergis have agreed to terminate the "Bell Legacy Contract" on June 30, 2004 rather than December 31, 2004 and BCE Emergis will transfer to Bell Canada any residual intellectual property in connection with these legacy products.
- In consideration for the acquisition of the eSecurity assets and each of the transactions contemplated by the memorandum of understanding, Bell Canada will pay to BCE Emergis $45 million.

The eSecurity business generated $7.5 million in revenue and $2.4 million in EBITDA[1] excluding its allocated costs in the first quarter of 2004, and revenue of $29.3 million and EBITDA excluding its allocated costs of $13,0 million in 2003. The Bell Legacy Contract would have generated $65 million in revenue for BCE Emergis in 2004, with an EBITDA margin of 17% or $11.1 million. For the six-month period ending on June 30, 2004, BCE Emergis will have received $37.7 million in revenue and EBITDA of $6.4 million from the Bell Legacy Contract. The Bell Legacy Contract is a three-year agreement with Bell Canada for the distribution of internet business access services and extranet services (BEBN).

The preferred supplier and other agreements are subject to the signing of definitive agreements, closing of the BCE Inc. secondary offering and closing of the sale of the eSecurity assets.

The tax loss monetization arrangement between BCE Emergis and Bell Canada will be terminated prior to the closing of the BCE Inc. secondary offering. As a result, it is anticipated that a write-down representing substantially all the future income tax assets will have to be reflected in BCE Emergis' second quarter financial results. As of March 31, 2004, the future income tax assets of BCE Emergis were $68.9 million.

The transaction is not expected to have a material impact on other current customer and supplier relationships of BCE Emergis.

BCE Emergis special cash distribution

BCE Emergis intends to effect a reduction in its capital for the purpose of distributing to holders of its common shares a special cash distribution of $1.45 per share, representing an aggregate special distribution of approximately $150 million. In this connection, BCE Emergis plans to apply for an advanced income tax ruling or opinion from the Canadian Revenue Agency confirming that the special cash distribution will not be taxable for Canadian tax purposes but no assurance can be given that such ruling or opinion will be obtained.

The Board of Directors of BCE Emergis will submit to the shareholders of BCE Emergis, at a special meeting of shareholders to be convened for that purpose, a special resolution approving a reduction in the stated capital of the common shares in an aggregate amount of approximately $150 million. The purpose of this reduction in the capital will be to distribute to each holder of common shares a special cash distribution of $1.45 per common share. Approval requires the favourable vote of at least 66 2/3% of the votes cast by those in attendance or by proxy. BCE has the right to vote its approximate 64% interest in BCE Emergis and has agreed irrevocably to vote in favour of the special distribution.

The record date for the special meeting is May 17, 2004. The record date for the special distribution is expected to be June 25, 2004, such that the holders of shares acquired under the BCE Inc. secondary offering will (unless they dispose of their shares prior to the special distribution record date) receive the special cash distribution. The BCE Emergis common shares

[1] EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as earnings before depreciation, amortization of intangibles, interest, loss or gain on foreign exchange, other expenses or income and income taxes. No reconciliation is provided in this news release.

will trade ex-distribution on June 23, 2004 and the special distribution is expected to be paid on June 30, 2004.

The special meeting of the shareholders of BCE Emergis will be convened on or before June 16, 2004 for the consideration of this special resolution to reduce capital. A notice of the special meeting and management proxy circular in connection with the special meeting of shareholders will be sent to shareholders and contain relevant information in connection with the reduction in capital and special distribution payment.

Impact of the transactions

To mainly reflect the impact of the transactions described in this press release and recent acquisitions, we illustrate below the anticipated impact on our current financial targets.

Fiscal 2004			
	Current Targets(1)	**Changes & Adjustments**(2)	**Total**
Revenue	\$240 - \$270 million	\$40 million	\$200 - \$230 million
EBITDA (before restructuring)	\$13 - \$23 million	\$3 - \$5 million	\$10 - \$18 million
Cash and Equivalents(3)	\$375 million	\$105 million	\$270 million

(1) As last communicated in the press release of January 2, 2004. Current targets includes full year of "Bell Legacy Contract" and eSecurity.
(2) The impact of the transactions is for illustrative purposes only. The adjustments reflect the impact of recent acquisitions and cost saving initiatives in addition to the Special Distribution, the sale of eSecurity and the early termination of the "Bell Legacy Contract".
(3) As at March 31, 2004, reflecting the payment of the Special Distribution and the proceeds on sale of eSecurity and Bell legacy contract.

The assumptions used in the preparation of the foregoing, although considered reasonable by management at the time of preparation, may prove to be incorrect. The actual results for the period may vary from the above targets and illustration and such variation may be material.

Board of Directors

The director candidates for election at next week's Annual General Meeting of BCE Emergis shareholders, including BCE's nominees, have agreed to stand for re-election. It is anticipated that several nominees will resign when new candidates are identified by the Human Resources and Corporate Governance Committee of the Board of Directors of BCE Emergis. In particular, Michael Sabia, Chairman of the Board, has indicated that he will step down as Chairman and resign as director prior to the special meeting of shareholders to be held on or before June 16, 2004.

Management team

The management team of BCE Emergis is committed to executing on its growth objectives, and all current members are expected to remain in their current roles.

Shareholder rights plan

BCE Emergis' Board of Directors will also consider adopting a shareholder rights plan to come into effect after the completion of the BCE Inc. secondary offering.

Corporate name and logo
A transition plan for the continued use of the BCE name and logo by BCE Emergis in its trade name and branding will be established. BCE Emergis anticipates that a new corporate name will be presented for approval by November 1, 2004.

TD Securities is acting as financial advisor to BCE Emergis in connection with the transaction.

The securities offered by BCE Inc. and the BCE Emergis common shares underlying such securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any U.S. jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Thursday May 6, 2004 conference call and webcast

BCE Emergis will hold a conference call and live webcast today at 4:30 p.m. ET to discuss this transaction. To participate, interested stakeholders can dial toll-free (800) 387-6216, and in Toronto (416) 405-9328. Participants are asked to dial in 15 minutes prior to the start of the conference.

The instant replay of the conference call will be available for 7 days starting at 6:30 p.m. today. To listen, interested participants should dial the following toll-free number: (800) 408-3053; in Toronto: (416) 695-5800. The access code is 3049710#. The archive version of the webcast will also be available starting at 6:30 p.m. today at www.emergis.com.

About BCE Emergis
BCE Emergis Inc. is a leading North American eBusiness company. Its operations consist of supplying eBusiness solutions to the North American financial services and Canadian health care industries, automating transactions between companies and allowing them to interact and transact electronically. Its leading solutions are centred on claims, loans and payments processing, as well as related security services.

BCE Emergis customers include leading Canadian health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by customers, response to industry's rapid pace of change, competition, operating results, success of U.S.-based operations, the change in control following BCE Inc's secondary offering, integration of past acquisitions, failure or material change in our strategic relationships, including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, key personnel, protection of intellectual property, intellectual property infringement claims, integrity of public key cryptography technology, and industry and government regulation. For additional information with respect to certain of these and other

factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT MAY 6, 2004 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

- 30 -

For additional information:

Mark Boutet, Corporate Communications (514) 868-2358
John Gutpell, Investor Relations (514) 868-2232

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold, directly or indirectly, in the United States or to U.S. persons without registration or the availability of an exemption therefrom. See "Plan of Distribution".

***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge, in the case of documents of BCE Inc., from the Corporate Secretary at 1000, rue de La Gauchetière Ouest, bureau 3700, Montréal, Québec H3B 4Y7 (514) 870-8777, and in the case of documents of BCE Emergis Inc., from the Corporate Secretary at 1155 boulevard René-Lévesque Ouest, bureau 2200, Montréal, Québec H3B 4T3 (514) 868-2200. For the purposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of BCE Inc.'s and BCE Emergis Inc.'s permanent information record may be obtained from their respective Corporate Secretary at the above-mentioned addresses and telephone numbers.*

New Issue **PRELIMINARY SHORT FORM PROSPECTUS** May 10, 2004

Bell Canada Enterprises

BCE Inc.

$355,896,617

65,906,781 Subscription Receipts, each representing the right to receive one Common Share of

BCE Emergis

BCE Emergis Inc.

This short form prospectus qualifies the distribution (the "Offering") by BCE Inc. ("BCE") of 65,906,781 subscription receipts (the "Subscription Receipts"), each of which will entitle the holder thereof to receive one common share of BCE Emergis Inc. ("Emergis") owned, directly or indirectly, by BCE (a "Common Share"), upon satisfaction of the Release Conditions (as defined herein), and without payment of additional consideration. See "Details of the Offering".

The Subscription Receipts will be sold at a price of $5.40 per Subscription Receipt, payable on closing of the Offering (the "Closing"). An amount equal to the gross proceeds from the Offering (the "Escrowed Funds") will be held in escrow by CIBC Mellon Trust Company, as escrow agent (the "Escrow Agent"). If the Release Conditions are satisfied on or before 5:00 p.m. (Montreal time) on June 16, 2004 or such later date as may be mutually agreed upon by BCE, Emergis and the Underwriters (as defined herein) (the "Termination Date"), the Subscription Receipts will be automatically exchanged for Common Shares. The holders of Subscription Receipts will receive, without payment of any additional consideration, one Common Share for each Subscription Receipt held. Forthwith upon the Release Conditions being satisfied, the Escrowed Funds (net of fees payable to the Underwriters) together with interest earned and income generated, if any, thereon, will be released to BCE. If the Release Conditions have not been satisfied on or before 5:00 p.m. (Montreal time) on the Termination Date, the Escrow Agent will, forthwith following the Termination Date, return to each holder of Subscription Receipts an amount equal to the purchase price for each Subscription Receipt held by such holder together with its *pro rata* entitlement to interest earned or income generated, if any, on such amount. See "Details of the Offering".

Price: $5.40 per Subscription Receipt

	Price to the Public	Underwriters' Fee(1)	Net Proceeds to BCE(2)
Per Subscription Receipt	$5.40	$0.216	$5.184
TOTAL	$355,896,617	$14,235,864	$341,660,753

Notes:

(1) BCE will pay the Underwriters a fee of $0.216 per Subscription Receipt, payable as to $0.108 on Closing and as to $0.108 on the date of release of the Common Shares to the holders of the Subscription Receipts (the "Release Date").

(2) Before deducting expenses of the Offering, including the expenses of Emergis, estimated to be $ ● million, which together with the Underwriters' fee, will be paid by BCE. Emergis will not receive any proceeds from the sale of the Subscription Receipts by BCE.

Holders will be notified of the satisfaction of the Release Conditions through notice in the newspaper and by press release in the manner set out in the Subscription Receipt Agreement (as defined herein). Upon the satisfaction of the Release Conditions on or prior to the Termination Date, registered holders of the Subscription Receipts will become registered holders of the Common Shares. See "Details of the Offering".

BCE currently owns approximately 63.8% of the outstanding common shares of Emergis. Following satisfaction of the Release Conditions on or prior to the Termination Date and the delivery to holders of the Subscription Receipts of the Common Shares, BCE will not own any common shares of Emergis. The offering price of the Subscription Receipts has been determined by negotiation between BCE and National Bank Financial Inc., CIBC World Markets Inc., Scotia Capital Inc. and TD Securities Inc. (collectively, the "Underwriters") with reference to the market price of the common shares of Emergis.

There is currently no market through which the Subscription Receipts may be sold. BCE has applied to list the Subscription Receipts on the Toronto Stock Exchange (the "TSX"). Listing will be subject to BCE fulfilling all listing requirements of the TSX.

The outstanding common shares of Emergis are listed for trading on the TSX under the trading symbol "IFM". On May 5, 2004, the last trading day prior to the announcement of the Offering, the closing price of such common shares on the TSX was $6.05.

National Bank Financial Inc. and TD Securities Inc. have provided certain financial advisory and strategic advisory services, respectively, to Emergis. In addition, a member of the board of directors of Emergis and the chair of its independent committee (the "Independent Committee") constituted to consider, and make recommendations to the board of directors of Emergis on, certain alternatives presented by BCE relative to BCE's investment in Emergis, including the transactions contemplated by the Offering and the MOU (as defined herein), is also a member of the board of directors and the chair of the audit committee of National Bank Financial Inc. **Accordingly, in connection with the Offering, BCE, as an influential securityholder of Emergis, may be considered to be a "connected issuer" of National Bank Financial Inc. and TD Securities Inc. under applicable securities laws.** See "Plan of Distribution".

Subject to applicable laws and in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Subscription Receipts or the common shares of Emergis at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. **The Underwriters may offer the Subscription Receipts at a price lower than that stated above.** See "Plan of Distribution".

The Underwriters have agreed, as principals, to conditionally offer the Subscription Receipts, subject to prior sale, if, as and when sold and delivered by BCE and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of BCE by Ms. Martine Turcotte, Chief Legal Officer of BCE, and by Davies Ward Phillips & Vineberg LLP, on behalf of Emergis by Ogilvy Renault and on behalf of the Underwriters by Goodmans LLP. Subscriptions for Subscription Receipts will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will occur on or about May 26, 2004 (the "Closing Date"), but in any event not later than June 10, 2004. A certificate or certificates representing the Subscription Receipts will be issued in registered form only to The Canadian Depository for Securities Limited ("CDS") or its nominee and will be deposited with CDS on Closing.

TABLE OF CONTENTS

In this short form prospectus, unless otherwise indicated, all dollar amounts are expressed in, and the term ''dollars'' and the symbol ''$'' refer to, Canadian dollars. The term ''US dollars'' and the symbol ''US$'' refer to United States dollars.

DOCUMENTS INCORPORATED BY REFERENCE

The respective disclosure documents of BCE and Emergis listed below and filed with the appropriate securities commissions or similar regulatory authorities in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of this short form prospectus:

BCE Documents

(a) Annual Information Form dated March 10, 2004 for the year ended December 31, 2003;

(b) Audited Consolidated Financial Statements for the years ended December 31, 2003 and 2002 together with the notes thereto and the Auditors' Report thereon as contained in the 2003 Annual Report of BCE;

(c) Management's Discussion and Analysis for the year ended December 31, 2003 contained in the 2003 Annual Report of BCE;

(d) Management Information Circular dated April 14, 2004 prepared in connection with the annual meeting of shareholders of BCE to be held on May 26, 2004, excluding those portions thereof which appear under the headings ''Shareholder Return Performance Graph'', ''Statement of Corporate Governance Practices'' and ''Report on Executive Compensation'';

(e) Unaudited Interim Consolidated Financial Statements of BCE for the three-month periods ended March 31, 2004 and 2003; and

(f) Management's Discussion and Analysis of 2004 first quarter results of BCE dated May 4, 2004.

Emergis Documents

(a) Annual Information Form dated May 3, 2004;

(b) Audited Consolidated Financial Statements for the years ended December 31, 2003 and 2002 together with the notes thereto and the Auditors' Report thereon as contained in the 2003 Annual Report of Emergis;

(c) Management's Discussion and Analysis for the year ended December 31, 2003 contained in the 2003 Annual Report of Emergis;

(d) Management Information Circular dated March 30, 2004 prepared in connection with the annual meeting of shareholders of Emergis to be held on May 11, 2004, excluding those portions thereof which appear under the headings ''Report on Executive Compensation'', ''Shareholder Return Performance Graph'' and ''Statement of Corporate Governance Practices'';

(e) Management Information Circular dated January 9, 2004 prepared in connection with the special meeting of shareholders of Emergis held on February 26, 2004, excluding those portions thereof which appear under the headings ''Report on Executive Compensation'' and ''Shareholder Return Performance Graph'';

(f) Unaudited Interim Consolidated Financial Statements for the three-month periods ended March 31, 2004 and 2003; and

(g) Interim Management's Discussion and Analysis for the three-month period ended March 31, 2004.

Any document of the type referred to in the preceding paragraph and any material change report (excluding confidential reports) subsequently filed by either BCE or Emergis with such securities commissions or regulatory authorities after the date of this short form prospectus, and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge, in the case of documents of BCE, from the Corporate Secretary at 1000, rue de La Gauchetière Ouest, bureau 3700, Montréal, Québec H3B 4Y7 (514) 870-8777, and in the case of documents of Emergis, from the Corporate Secretary at 1155 boulevard René-Lévesque Ouest, bureau 2200, Montréal, Québec H3B 4T3 (514) 868-2200. For the purposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of BCE's and Emergis' permanent information record may be obtained from their respective Corporate Secretary at the above-mentioned addresses and telephone numbers. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (''SEDAR'') which can be accessed at www.sedar.com. The filings of each of BCE and Emergis available through SEDAR are not incorporated by reference in this short form prospectus except as specifically set out herein.

EBITDA

References in this short form prospectus to ''EBITDA'' are to earnings before depreciation, amortization of intangibles, interest, loss or gain on foreign exchange, other expenses or income and income taxes. EBITDA is a metric used by many investors to compare companies on the basis of ability to generate cash from operations. EBITDA is not a recognized measure under Canadian generally accepted accounting principles (''GAAP'') and is not intended to be representative of cash flow or results of operations determined in accordance with GAAP or cash available for distribution. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to net income (loss) as determined in accordance with GAAP and an indicator of Emergis' performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. EBITDA may not be comparable to similarly titled amounts reported by other issuers. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as ''Earnings before under-noted items'' in the audited financial statements of Emergis and Emergis' Interim Consolidated Statement of Earnings.

FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated herein by reference contain certain statements that constitute forward-looking statements. These statements are based on current expectations and estimates about the markets in which BCE and Emergis operate and their respective management's beliefs and assumptions regarding these

markets. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. Some of the factors which could cause results or events to differ materially from current expectations include but are not limited to general economic conditions, market or business conditions, increased competition and other factors, many of which are beyond the control of BCE and Emergis. Should any factor impact BCE or Emergis in an unexpected manner, or should assumptions underlying the forward-looking statements prove incorrect, the results or events predicted may differ materially from actual results or events. Consequently, all of the forward-looking statements made in this short form prospectus and the documents incorporated herein by reference are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by BCE or Emergis will be realized or, even if substantially realized, that they will have the expected consequences for BCE or Emergis. Readers should not place undue reliance on any forward-looking statements. Further, BCE and Emergis disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or any other occurrence.

SUMMARY

The following is a summary only and is qualified and complemented by the more detailed information and financial statements appearing elsewhere in this Prospectus or incorporated by reference herein.

BCE EMERGIS INC.

Founded over 15 years ago, Emergis is a leading electronic transaction processor in North America. Emergis provides services through two customer segments: eHealth, which processes health and drug claims mainly on behalf of insurance companies and workers' compensation boards, and eFinance, which provides electronic processing of payments, invoices and mortgages. Emergis customers include leading Canadian health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The common shares of Emergis trade on the TSX under the symbol ''IFM''.

Customer Segments

Emergis has two key customer segments:

- *eHealth* which addresses the Canadian health market by enabling the processing of claims mainly for health insurance companies and workers' compensation boards. Emergis leverages its business relationships with leading health insurance companies in Canada to offer them cost savings and efficiencies, as well as the opportunity to re-engineer their business practices.
- *eFinance* which offers to North American enterprises a wide range of finance-related eBusiness solutions sold by its direct sales force, and through financial institutions, Bell Canada, and other industry leaders acting as distributors. The focus of this business segment is on payments enablement and loan document processing solutions supported by Emergis' messaging capability.

Objectives and Strategy

The objectives of Emergis are:

- To strengthen its position as an eBusiness leader in Canada
- To drive its U.S. businesses towards profitability
- To achieve scale

Emergis' strategy includes the following components upon which it plans to build its future success:

- Focus its efforts in high-potential processing areas: claims, payments and loans
- Grow through a balance of organic growth, large contracts and acquisitions
- Offer more complete solutions and services
- Strengthen marketing, sales and operations capabilities and industry partnerships
- Become a more streamlined, customer-oriented organization

BACKGROUND TO THE OFFERING

Although BCE recognizes the opportunities for Emergis in the finance and health sectors of e-commerce, BCE has decided to focus on its core operations. The businesses of Emergis, other than the Security Business (as defined herein), are not core operations to BCE and as a result a decision was made by BCE to dispose of its interest in Emergis.

Since the disposition by Emergis of its U.S. Health business, BCE has carefully evaluated several alternative methods of exiting its investment in Emergis. During this process, National Bank Financial Inc. approached BCE with the proposal for the Offering. BCE concluded that the sale of the Common Shares by way of the Offering was the preferred solution.

BCE has worked with the board of directors of Emergis in order for its exit to be conducted in an orderly manner and to enable Emergis to continue to grow its business. BCE feels that it is an appropriate time for BCE to sell its interest in Emergis considering that Emergis now has a solid balance sheet from which it can pursue new growth opportunities, and at the same time the sale is another step towards BCE simplifying its operations and focussing on its core business.

THE OFFERING

Issuer:	BCE Inc.
Issuer of Underlying Common Shares:	BCE Emergis Inc.
Issue:	65,906,781 Subscription Receipts each representing a right to receive, on unconditional declaration of the Special Distribution, without payment of additional consideration, one common share of Emergis. See "Details of the Offering".
Price:	$5.40 per Subscription Receipt.
Amount of the Offering:	$355,986,617
Subscription Receipts:	On closing of the Offering there shall be deposited into escrow an amount equal to the gross proceeds of the Offering and the common shares of Emergis held by BCE. If the Release Conditions (specifically, the unconditional declaration of the Special Distribution of $1.45 per common share of Emergis, as described below, and delivery of a notice to such effect to the escrow agent) are satisfied on or prior to 5:00 p.m. (Montreal time) on June 16, 2004 or such later date as may be mutually agreed upon by BCE, Emergis and the Underwriters, the Subscription Receipts shall be automatically exchanged for common shares of Emergis. If the Release Conditions are not satisfied by such time, the escrowed funds shall be returned to holders of Subscription Receipts, together with accrued interest or income, if any. See "Details of the Offering".
Special Distribution:	Emergis has announced its intention to submit to shareholders, at a special meeting of shareholders to be convened for that purpose on June 16, 2004, a special resolution approving a reduction in the stated capital account of the common shares of Emergis in an amount of $1.45 for each outstanding common share. The purpose of this reduction in stated capital will be to distribute to each holder of common shares of Emergis a special cash distribution by way of a return of capital of $1.45 per common share. BCE has irrevocably committed to vote its 63.8% interest in Emergis in favour of the Special Resolution. The record date for the Special Distribution is expected to be June 25, 2004 with a distribution date of June 30, 2004, such that the holders of Common Shares acquired on the exchange of Subscription Receipts issued under the Offering will, unless they dispose of their Subscription Receipts or Common Shares prior to such record date, receive the Special Distribution. For a description of the tax consequences of the Special Distribution, see "BCE Emergis Inc. — Special Distribution".
Use of Proceeds:	All of the net proceeds will be received by BCE, and Emergis will not receive any proceeds of the Offering. BCE intends to use the net proceeds of the Offering for general corporate purposes. See "Use of Proceeds".
Memorandum of Understanding:	On May 6, 2004, Emergis, BCE and Bell Canada entered into a memorandum of understanding (the "MOU") establishing the essential terms of their commercial relationships following the Offering. See "BCE Emergis Inc. — Recent Developments".
Listing:	The common shares of Emergis are currently listed on the Toronto Stock Exchange under the symbol "IFM". An application to have the Subscription Receipts listed on the TSX has been made and completion of the Offering will be conditional on, among other things, such listing.

Risk Factors:	An investment in the Subscription Receipts and the Common Shares deliverable upon exchange of the Subscription Receipts involves certain risks which should be carefully considered by prospective investors, including general and economic factors, adoption of eBusiness, adoption rate of Emergis solutions by its customers, response to industry's rapid pace of change, competition, operating results, success of United States-based operations, acquisitions, strategic relationships, exposure under contractual indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, key personnel, protection of intellectual property, intellectual property infringement claims, integrity of the public key cryptography technology, industry and government regulation, effect of disposition by BCE, the memorandum of understanding with BCE and Bell Canada, the Special Distribution, shareholder approval, director confirmation and attributes of the Subscription Receipts. See ''Risk Factors''.
Eligibility for Investment:	The Subscription Receipts, based on proposed amendments to the regulations under the *Income Tax Act* (Canada), and the Common Shares would, if acquired on the date hereof, be qualified investments for a trust governed by a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan or registered education savings plan provided, in the case of a Subscription Receipt, BCE deals at arm's length with each person who is an annuitant, beneficiary, employer or subscriber under such plan. See ''Eligibility for Investment''.

BACKGROUND TO THE OFFERING

Although BCE recognizes the opportunities for Emergis in the finance and health sectors of e-commerce, BCE has decided to focus on its core operations. The businesses of Emergis, other than the Security Business, are not core operations to BCE and as a result a decision was made by BCE to dispose of its interest in Emergis.

Since the disposition by Emergis of its U.S. Health business, BCE has carefully evaluated several alternative methods of exiting its investment in Emergis. During this process, National Bank Financial Inc. approached BCE with the proposal for the Offering. BCE concluded that the sale of the Common Shares by way of the Offering was the preferred solution.

BCE has worked with the board of directors of Emergis in order for its exit to be conducted in an orderly manner and to enable Emergis to continue to grow its business. BCE feels that it is an appropriate time for BCE to sell its interest in Emergis considering that Emergis now has a solid balance sheet from which it can pursue new growth opportunities, and at the same time the sale is another step towards BCE simplifying its operations and focussing on its core business.

BCE EMERGIS INC.

Founded over 15 years ago, Emergis is a leading electronic transaction processor in North America. Emergis provides services through two customer segments: eHealth, which processes health and drug claims mainly on behalf of insurance companies and workers' compensation boards, and eFinance, which provides electronic processing of payments, invoices and mortgages. Emergis customers include leading Canadian health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The common shares of Emergis trade on the TSX under the symbol ''IFM''.

Emergis was incorporated under the *Canada Business Corporations Act* on December 11, 1986. Emergis has its registered and head office located at 1155 boulevard René-Lévesque Ouest, bureau 2200, Montréal, Québec H3B 4T3.

Emergis' principal active subsidiary is BCE Emergis Technologies, Inc. (''Emergis Technologies'') which provides invoice presentment and payment and mortgage processing solutions. Emergis Technologies is a wholly-owned subsidiary of Emergis and is governed by the laws of the State of Delaware.

Business of Emergis

Objectives and Strategy

The objectives of Emergis are:

- To strengthen its position as an eBusiness leader in Canada
- To drive its U.S. businesses towards profitability
- To achieve scale

Emergis' strategy includes the following components upon which it plans to build its future success:

- Focus its efforts in high-potential processing areas: claims, payments and loans
- Grow through a balance of organic growth, large contracts and acquisitions
- Offer more complete solutions and services
- Strengthen marketing, sales and operations capabilities and industry partnerships
- Become a more streamlined, customer-oriented organization

Emergis Services

Emergis' solutions allow the automation of transactions between partners, suppliers and clients, enabling them to interact and transact electronically more efficiently and faster, in a secure environment. Emergis' expertise and core competencies lie in inter-company financial processes, more specifically in the:

- Processing, adjudication and payment of prescription drug, dental and other health care services claims
- Enablement of electronic payments
- Paperless loan document processing

• Underlying related messaging services

Customer Segments

Emergis has two key customer segments: eHealth and eFinance.

eHealth

eHealth addresses the Canadian health market by enabling the processing of claims for health insurance companies and workers' compensation boards. Emergis leverages its business relationships with leading health insurance companies in Canada to offer them cost savings and efficiencies, as well as the opportunity to re-engineer their business practices. eHealth's principal service consists of the transmission, adjudication and payment of claims.

Emergis operates the largest private electronic real-time, point-of-sale claims network for adjudicating prescription drug claims and transmitting dental claims in Canada. 99% of Canadian pharmacies and the majority of Canadian dentists can submit claims on Emergis' system, either via a direct network connection installed in pharmacies or via exchange gateways interfacing with other telecommunication carriers or private corporate networks. Emergis' health claims processing solutions enable Emergis to quickly and efficiently process claims for payor organizations, to offer web-based practice management software to health care providers, to provide IT pharmacy management and network solutions to pharmacies, and to provide other valuable services and information to healthcare payors and their providers. Emergis also processes workers' compensation claims.

eFinance

eFinance offers to North American enterprises a wide range of finance-related eBusiness solutions sold by Emergis' direct sales force, and through financial institutions, Bell Canada, and other industry leaders acting as distributors. The focus of this business segment is on payments enablement and loan document processing solutions supported by Emergis' messaging capability.

eFinance's principal services are as follows:

Payment Solutions

Electronic Payment — Canada

In Canada, Emergis' electronic bill payment and tax filing enabling solutions allow business customers to pay bills and to file and pay their taxes directly from their personal computers or telephones, whether those bills and taxes are received by regular mail or presented electronically. Emergis also offers to billers a payment delivery notification service that notifies them on a daily basis of who has paid their bill electronically and how much they have paid. Emergis' clients can locate and retrieve real time payment transaction information in order to resolve customer and creditor issues.

Business to Business Bill Presentment (''eInvoicing'')

Emergis eInvoicing delivers cost and cash management efficiencies by automating the business functions of invoicing and payment. Suppliers and buyers collaborate through a simple, intuitive and secure application for presenting, routing, disputing, processing, approving and settling invoices. The solution eliminates paper and postage costs and improves the management of working capital by reducing the time it takes to process invoices and payment.

Visa Commerce

Emergis is a primary development and operations partner for Visa Commerce, an integrated global payment and information management solution designed to replace the use of cheques as a form of business-to-business (''B2B'') payment, which is provided by Visa USA and Visa International to member banks and their corporate customers. Emergis has developed the core pre-processing engine and related applications in addition to providing key messaging technology and services to enable banks, buyers, and suppliers to utilize the solution. Emergis also hosts the solution and is the primary interface to VisaNet, Visa's global settlement network.

Point-of-Sale Transaction Processing Services

Emergis is a provider of point-of-sale transaction processing services in Canada. Emergis provides merchants and credit card issuers with a platform to electronically verify and process point-of-sale transactions such as credit card and debit card transactions. Emergis collects transaction data from point-of-sale devices such as electronic cash registers

and credit card swipe terminals. Emergis routes and processes this data through its internally developed on-line, real-time transaction-processing system, and then returns to the point-of-sale device the information required to complete the transaction.

Messaging and Collaboration

Emergis provides messaging EDI and related messaging services (fax, email, client custom delivery formats), as well as a suite of legacy collaboration services including email and procurement products. Emergis' messaging suite services commercial customers predominantly in the financial services, healthcare, telecommunications, transportation and logistics, and retail sectors and enables payment-related transactions. In addition, Emergis provides messaging components to a number of other services.

Lending Solutions

Vendor Services Exchange

In the United States, Emergis provides an on-line workflow management system that electronically transmits data and documents between lenders, brokers, and third party product or service vendors. Using this single source, lenders and brokers order mortgage-related products or services, check order status in real time, and vendors may transmit data to the entity purchasing the product or service to fulfill the orders. Products available from participating vendors include appraisals/collateral assessments, title products, flood determinations and property reports. Emergis is also developing: (i) an on-line environment, called Emergis Electronic Closing Services, for creating, viewing and presenting closing, disclosure and other documents pertaining to loans and performing other actions related to coordinating loan procedures, as well as executing loan documents and associated documentation using digital signature technology; and (ii) a secure repository for on-line storage of electronic loan files, called Emergis Electronic Vault Services.

eLending Interchange

In Canada, Emergis' real-estate eLending Interchange solutions allow financial institutions and notaries/real estate lawyers in the Province of Québec to electronically exchange loan information for the completion of mortgage loans, removing the necessity of re-entering the same information multiple times. These solutions also permit financial institutions to electronically access appraisal services offered by third-party appraisers connected to the eLending Interchange, and permit the real-estate legal community (i.e. notaries and real-estate lawyers) to register and to electronically access title to real property. Emergis also offers eLending solutions for the automotive industry through its automotive eLending Interchange.

Security Solutions

Security Solutions

Emergis provides, through the Bell Canada distribution channel, managed security services that provide organizations the security infrastructure for their electronic service delivery needs. These security services provide these customers with the security infrastructure building blocks to help ensure data is secure and can be viewed only by the appropriate individuals. These services offload the complexities of security through a range of services from public key management services, single sign on and privilege entitlement services to secure virtual private network solutions. Emergis' Security business, as described in the MOU (the "Security Business"), will be sold to Bell Canada pursuant to the MOU as described in "Recent Developments — Sale of Security Business".

Recent Developments

Arrangements with BCE and Bell Canada

On May 6, 2004, following an extensive review of the commercial relationships and other agreements between BCE, Bell Canada (a subsidiary of BCE) and Emergis in anticipation of the divestiture by BCE of its controlling interest in Emergis' share capital, Emergis, BCE and Bell Canada entered into the MOU establishing the essential terms of their commercial relationships following the Offering. The MOU relates to three principal aspects of the commercial relationships: the sale of the Security Business to Bell Canada, the establishment of a bilateral five-year preferred service supplier agreement with Bell Canada and the accelerated termination of Emergis' three year agreement with Bell Canada for the distribution of Internet business access services and extranet services (the "Bell Legacy Contract"). The MOU provides that Bell Canada will pay to Emergis $45 million in consideration for the

acquisition of the Security Business and the other transactions contemplated by the MOU. The MOU becomes effective upon the satisfaction of the Release Conditions but certain of the transactions contemplated by the MOU are conditional upon the closing of the sale of the Security Business, which is to take place on or before June 30, 2004. The terms of these arrangements are discussed in more detail below.

Sale of Security Business

In accordance with the terms of the MOU, on or before June 30, 2004, Bell Canada will acquire the Security Business. Emergis will provide transitional services to Bell Canada for the operation of the Security Business for a period of up to 12 months. Bell Canada will make offers of employment to the Emergis Security Business employees on the closing of the sale of the business, and the Emergis employees providing the transitional services upon termination of these services. The Security Business generated $7.5 million in revenues and $2.4 million in EBITDA excluding its allocated costs in the first quarter of 2004, and revenues of $29.3 million and EBITDA of $13.0 million excluding its allocated costs in 2003.

Preferred Supplier Agreement

Upon the closing of the sale of the Security Business, Emergis and Bell Canada will enter into a preferred supplier agreement. Under this five-year agreement, Emergis will have a right of first offer for the provision of eFinance and eHealth services to Bell Canada, both for internal and customer use. Bell Canada will have a right of first offer for the provision of telecommunications services and other services comprised in its suite of enterprise products and services to Emergis, both for internal and customer use. This right of first offer will not apply to services a party has internally, whether as a result of either acquisitions or internal development.

Accelerated Termination of the Bell Legacy Contract

In accordance with the terms of the MOU, subject to the closing of the sale of the Security Business, Emergis and Bell Canada will terminate the Bell Legacy Contract as at June 30, 2004. The Bell Legacy Contract was originally due to terminate on December 31, 2004. Bell Canada will, in connection with the termination, acquire residual intellectual property relating to services provided under the agreement. The Bell Legacy Contract would have generated $65.1 million in revenue for Emergis in 2004, with a fixed EBITDA of $11.1 million. For the period of January 1, 2004 to June 30, 2004, Emergis will have received $37.7 million in revenue and EBITDA of $6.4 million from the Bell Legacy Contract.

Letter Agreement

In a separate letter agreement signed on May 6, 2004, BCE agreed to terminate the pre-emptive subscription right it currently has in issuances of common shares of Emergis and Emergis agreed to exercise its option to become the owner of the trade-mark ''Emergis'' and will, on or before November 1, 2004, change its name to remove the reference to ''BCE''. Emergis will have continued use of the ''BCE'' name and logo for a certain transition period. The letter agreement also provides for certain covenants relating to the soliciting and hiring of employees of Emergis or its subsidiaries by BCE and Bell Canada and their wholly-owned subsidiaries. BCE also agreed to pay Emergis' expenses relating to the Offering and the convening of the special meeting of Emergis shareholders referred to below. Bell Canada and BCE also agreed to use their best efforts (which does not include incurring any additional financial obligations or liabilities) to obtain from suppliers of software licenses purchased by or for Emergis or used by Emergis under BCE master purchasing agreements, at no cost to Emergis, the consent to the assignment of such licenses to Emergis.

Tax Loss Monetization Agreement

The tax loss monetization arrangement between Emergis and Bell Canada will be terminated prior to the Release Date. As a result, it is anticipated that a write-down representing substantially all the future income tax assets will have to be reflected in Emergis' second quarter financial results. As of March 31, 2004, the future income tax assets of Emergis were $69.1 million. For the fiscal year ended December 31, 2003, Emergis accelerated the use of its tax attributes resulting in a $16.6 million reduction in future income tax assets.

Board of Directors and Management

The directors standing for re-election at Emergis' annual general meeting to be held on May 11, 2004 have indicated that they will continue to stand for re-election. Emergis anticipates that certain directors elected at the meeting will resign following the closing of the Offering when new candidates are identified by the Human Resources

and Corporate Governance Committee of Emergis' Board of Directors. In particular, Mr. Michael J. Sabia, Chairman of the Board, has indicated that he will step down as Chairman and resign as director prior to the special meeting of shareholders convened to consider the Special Distribution (as defined herein).

Emergis' current expectation is that most members of its senior management team will remain in their current positions.

Special Distribution

On May 6, 2004, Emergis announced its intention to submit to shareholders, at a special meeting of shareholders to be convened for that purpose on June 16, 2004, a special resolution approving a reduction in the stated capital account of the common shares of Emergis in an amount of $1.45 for each outstanding common share. The special resolution must be approved by a majority of not less than two-thirds of the votes cast by the Emergis shareholders who vote in respect of the special resolution at the meeting in which the special resolution is proposed. BCE has irrevocably agreed in the Underwriting Agreement (as defined herein) to vote its Common Shares, representing approximately 63.8% of the outstanding common shares of Emergis, in favour of the special resolution. The purpose of this reduction in stated capital will be to effect a special cash distribution by way of a return of capital of $1.45 per common share of Emergis (the ''Special Distribution'') to each holder of common shares of Emergis. The record date for the special meeting is May 17, 2004. The record date for the Special Distribution is expected to be June 25, 2004 with a distribution date of June 30, 2004, such that the holders of Subscription Receipts acquired under the Offering will, unless they dispose of their Subscription Receipts or Common Shares prior to such record date, receive the Special Distribution. See ''Details of the Offering — Shareholder Approval''.

Generally, where a public corporation, as defined in the *Income Tax Act* (Canada) (the ''Tax Act''), reduces the paid-up capital in respect of a class of its shares, the amount paid on such reduction is deemed to be a dividend. However, where the paid-up capital of the issuer exceeds the amount of the proposed distribution (which is the case for Emergis in respect of the Special Distribution), a distribution not in excess of the amount by which the paid-up capital is reduced may be treated as a tax-free return of capital (subject to the comments below concerning the reduction of the adjusted cost base of the shares) and not as a dividend where (i) the distribution is made on the winding-up, discontinuance or reorganization of its business or (ii) under proposed amendments to the Tax Act, where the amount of the distribution is derived from proceeds realized by the distributing corporation on certain non-ordinary course transactions.

Based on preliminary discussions with the Canada Revenue Agency, Emergis has applied for an advance income tax ruling or opinion from the Canada Revenue Agency confirming that the Special Distribution will be treated as a tax-free return of capital and not as a deemed dividend on the basis of these exceptions. The Canada Revenue Agency has previously ruled, based on the first exception, that a distribution by a public corporation of cash realized on the sale of a subsidiary would not be deemed to be a dividend but rather would be treated as a tax-free return of capital. However, the availability of this exception depends on the particular facts. Consequently, no assurance can be given that the ruling or opinion sought by Emergis will be obtained. At the time of payment of the Special Distribution, Emergis will inform holders of its common shares whether it has obtained such ruling or opinion.

If the Special Distribution is treated as a return of capital, the adjusted cost base of each common share of Emergis to a shareholder that holds common shares of Emergis as capital property would be reduced by an amount equal to the amount per common share received on account of the Special Distribution. If such amount exceeds the adjusted cost base, such shareholder would be deemed to have realized a capital gain equal to such excess.

If the Special Distribution is treated as a deemed dividend, the tax consequences of such dividend would be the same as those applicable to ordinary course dividends paid on the common shares of Emergis described under ''Certain Canadian Income Tax Considerations''.

Prospective purchasers should consult their own tax advisors in respect of the tax treatment of the Special Distribution.

CAPITALIZATION OF EMERGIS

Description of Share Capital

The authorized share capital of Emergis consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As at May 6, 2004 there were 103,302,117 common shares of Emergis and no preferred shares issued and outstanding. As at March 31, 2004, there were unexercised options to purchase 6,120,036 common shares of Emergis outstanding.

Common Shares

The holders of common shares of Emergis are entitled to receive notice of and attend all general and special meetings of shareholders of Emergis and to one vote per share at meetings of the shareholders of Emergis, and to receive dividends if, as and when declared by the directors of Emergis. Holders of common shares of Emergis will participate, *pro rata* to their holding of common shares, in any distribution of the assets of Emergis upon its dissolution.

Preferred Shares

The preferred shares may be issued from time to time in one or more series. The board of directors of Emergis is authorized to fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the shares of each series. The holders of preferred shares are not entitled to vote at meetings of the shareholders of Emergis otherwise than as provided by law or in accordance with any voting rights which may be attached to any series of preferred shares. The preferred shares of each series rank on a parity with the preferred shares of every other series and are entitled to preference over the common shares of Emergis with respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding up of Emergis. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the preferred shares of all series participate rateably in accordance with the amounts that would be payable on such shares if all such dividends were declared and paid in full or the sums which would be payable on such shares on the return of capital if all amounts so payable were paid in full, as the case may be.

CONSOLIDATED CAPITALIZATION OF EMERGIS

The following table sets out the share and loan capital of Emergis as at December 31, 2003, March 31, 2004, and March 31, 2004 adjusted to reflect the Special Distribution:

	March 31, 2004, as adjusted(1)	March 31, 2004	December 31, 2003
	($ millions) (unaudited)	($ millions) (unaudited)	($ millions) (audited)
Long-term debt(2)	29.0	29.0	29.1
Shareholders' equity: — Common shares	1,383.9(3)	1,533.7	1,533.0
— Common shares to be issued(4)	—	—	11.6
— Option issued in connection with the BCE Emergis Technologies, Inc. acquisition	1.7	1.7	2.1
— Contributed surplus	78.5	78.5	76.8
— Deficit	(1,177.0)	(1,177.0)	(1,176.9)
— Foreign currency translation adjustment	2.4	2.4	(31.3)
— Total	289.5	439.3	415.3
Total capitalization	318.5	468.3	444.4

(1) Consolidated capitalization as at March 31, 2004 has been adjusted to reflect the Special Distribution at this date.

(2) Includes current portion of long-term debt due within one year of $15.5 million and $17.4 million at March 31, 2004 and December 31, 2003, respectively.

(3) The adjustment for the Special Distribution was based on 103,292,192 common shares outstanding as at April 30, 2004.

(4) See Note 9 of Emergis' audited consolidated financial statements for the year ended December 31, 2003.

BCE INC.

BCE was incorporated in 1970 and continued under the *Canada Business Corporations Act* in 1979. BCE has its principal and registered offices at 1000, rue de La Gauchetière Ouest, bureau 3700, Montréal, Québec H3B 4Y7.

BCE is Canada's largest communications company. Through its 26 million customer connections, BCE provides a comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the company's services include local, long distance and wireless phone services, high speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include Bell Globemedia Inc., a Canadian media company (which includes CTV Inc. and The Globe and Mail), and Telesat Canada, a provider of satellite communications and systems management services. BCE shares are listed in Canada, the United States and Europe.

The intercorporate relationships among BCE and its major subsidiaries as of December 31, 2003 are as follows:


BCE Inc.
(Canada)
100% of the voting securities
68.5% of the voting securities
63.8% of the voting securities(1)
Bell Canada Holdings Inc.
(Canada)
Bell Globemedia Inc.
(Canada)
BCE Emergis Inc.
(Canada)
100% of the voting securities
Bell Canada
(Canada)
53.4% of the voting securities
Aliant Inc.
(Canada)

(1) Held directly and indirectly. The Subscription Receipts will entitle the holders thereof to receive such securities upon satisfaction of the Release Conditions.

CONSOLIDATED CAPITALIZATION OF BCE

The following table sets out the share and loan capital of BCE as at March 31, 2004 and December 31, 2003:

	March 31, 2004	**December 31, 2003**	**December 31, 2003**
	(in millions)	(in millions) (adjusted)[2]	(in millions)
	(unaudited)	(unaudited)	(audited)
Long-term debt[1]	$14,254	$13,551	$13,551
Non-controlling interest	3,385	3,403	3,403
Shareholders' equity: — Preferred shares	1,670	1,670	1,670
— Common shares	16,753	16,749	16,749
— Contributed surplus	1,045	1,037	1,037
— Currency translation adjustment	(31)	(46)	(46)
— Deficit	(5,645)	(5,837)	(5,830)
— Total	$13,792	$13,573	$13,580
Total capitalization	$31,431	$30,527	$30,534

(1) Includes current portion of long-term debt due within one year of $1,128 million and $1,158 million at March 31, 2004 and December 31, 2003, respectively. On April 30, 2004, Bell Canada repaid its $500 million of Series M-15 Debentures.

(2) Subsequent to December 31, 2003, BCE restated financial information for previous periods, including the balance sheet as at December 31, 2003, to reflect the retroactive adoption of section 3110 of the CICA Handbook, *Asset retirement obligations*, made in the unaudited consolidated financial statements of BCE for the period ended March 31, 2004.

USE OF PROCEEDS

The Subscription Receipts will be sold by BCE at a price of $5.40 per Subscription Receipt, payable on the Closing Date in accordance with the terms of the Subscription Receipt Agreement (as defined herein). The net proceeds from the sale of the Subscription Receipts, after deducting the Underwriters' fee and expenses of the Offering estimated to be $ ● , are estimated to be $ ● . All of the net proceeds will be received by BCE, and Emergis will not receive any proceeds of the Offering. BCE intends to use the net proceeds of the Offering for general corporate purposes.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated May 10, 2004 (the ''Underwriting Agreement'') among BCE, Emergis and the Underwriters, BCE has agreed to sell all but not less than all of the 65,906,781 Subscription Receipts offered by this short form prospectus and the Underwriters have agreed to purchase such Subscription Receipts at a purchase price of $5.40 per Subscription Receipt, payable in cash by the Underwriters to BCE on the Closing Date against delivery by BCE of a certificate or certificates representing such Subscription Receipts, in accordance with the terms of the Subscription Receipt Agreement.

The offering price of the Subscription Receipts was determined by negotiation between BCE and the Underwriters with reference to the market price of the common shares of Emergis. The Underwriting Agreement provides that BCE will pay to the Underwriters, in consideration for their services in connection with the Offering, an underwriters' fee of $0.216 per Subscription Receipt, payable as to $0.108 on the Closing Date and as to $0.108 on the Release Date. Pursuant to the Underwriting Agreement, BCE will be responsible for all expenses of the Offering.

The Closing is expected to take place on or about May 26, 2004, or such other date as may be agreed upon, but in any event, no later than June 10, 2004, subject to compliance with all necessary legal requirements and subject to the conditions stipulated in the Underwriting Agreement.

The Underwriting Agreement provides that the obligations of the Underwriters are several and are subject to certain conditions precedent. The Underwriting Agreement may be terminated upon the occurrence of certain stated events. The Underwriters are, however, severally obligated to take up and pay for all of the Subscription Receipts if any of such Subscription Receipts are purchased under the Underwriting Agreement.

BCE and Emergis have agreed to indemnify the Underwriters against certain liabilities, including liabilities under applicable securities legislation. In addition, each of BCE and Emergis have agreed to indemnify the other against certain liabilities, including those relating to misrepresentations contained in this short form prospectus relating to information concerning or provided by such indemnifying party.

The Underwriters propose to offer the Subscription Receipts initially at the offering price specified on the cover page of this short form prospectus. After the Underwriters have made a reasonable effort to sell all of the Subscription Receipts at the price specified on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the proceeds paid by the Underwriters to BCE.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution under the Offering, bid for or purchase Subscription Receipts or the common shares of Emergis. The foregoing restriction is subject to certain exceptions including: (i) a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market-making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities. In connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Subscription Receipts or common shares of Emergis at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Emergis has agreed that it will not, without the prior written consent of National Bank Financial Inc. on behalf of the Underwriters, such consent not to be unreasonably withheld, during the period ending 90 days following the Closing Date, grant, issue, sell or offer for sale, directly or indirectly, any common shares of Emergis or securities

convertible into or exchangeable for common shares of Emergis other than pursuant to the issue or exercise of options under Emergis' stock option or stock purchase plans in the normal course consistent with past practice or the satisfaction of outstanding instruments or contractual commitments. In addition, BCE has agreed that it will not, and will not permit its subsidiaries, without the prior written consent of National Bank Financial Inc. on behalf of the Underwriters, such consent not to be unreasonably withheld, during the period ending 90 days following the Closing Date, purchase in the market, by invitation to tender, by private contract or otherwise, any common shares of Emergis or Subscription Receipts.

The Subscription Receipts and the Common Shares deliverable thereunder have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "1933 Act") or any state securities laws and, subject to certain exceptions, may not be offered or sold within the United States. Each Underwriter has agreed that it will not offer or sell the Subscription Receipts or the Common Shares deliverable thereunder as part of the distribution of the Subscription Receipts at any time within the United States except in accordance with Rule 144A promulgated under the 1933 Act. The Underwriting Agreement enables the Underwriters to reoffer and resell the Subscription Receipts that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States provided such offers and sales are made in accordance with Rule 144A promulgated under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell securities outside the United States in accordance with Regulation S promulgated under the 1933 Act.

This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Subscription Receipts in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Subscription Receipts or the Common Shares deliverable thereunder within the United States by any dealer, whether or not participating in the Offering, may violate the registration requirements of the 1933 Act unless such offer or sale is made pursuant to an exemption under the 1933 Act.

National Bank Financial Inc. and TD Securities Inc. have provided certain financial advisory and strategic advisory services, respectively to Emergis. In addition, a member of the board of directors of Emergis and the chair of the Independent Committee is also a member of the board of directors and the chair of the audit committee of National Bank Financial Inc. Accordingly, in connection with the Offering, BCE, as an influential securityholder of Emergis, may be considered to be a "connected issuer" of National Bank Financial Inc. and TD Securities Inc. under applicable securities laws. National Bank Financial Inc. suggested the Offering to BCE but the decision to proceed with the Offering and the determination of the terms thereof were made by all the Underwriters together with BCE. Neither National Bank Financial Inc. nor TD Securities Inc. will receive any benefit in connection with the Offering other than its portion of the Underwriters' fee, if any, payable as described above.

DETAILS OF THE OFFERING

The Offering consists of a sale of 65,906,781 Subscription Receipts each representing the right to receive one Common Share upon the satisfaction of the following conditions (the "Release Conditions"): (i) the unconditional and irrevocable confirmation by the board of directors of Emergis of the Special Distribution (as defined herein); and (ii) delivery of a joint notice from BCE and National Bank Financial Inc., on behalf of the Underwriters, to the Escrow Agent confirming that the conditions of the release of the escrow have been fulfilled to their satisfaction on or prior to 5:00 p.m. (Montreal time) on the Termination Date. The Subscription Receipts are being sold by BCE at a price of $5.40 per Subscription Receipt, payable at Closing in the manner set out in the Subscription Receipt Agreement described below. Prior to satisfaction of the Release Conditions, the holder's right to Common Shares will be evidenced by Subscription Receipts.

Subscription Receipts

The following is a summary of the material attributes and characteristics of the Subscription Receipts and of the rights and obligations of registered holders thereof. This summary does not purport to be complete and reference is made to the subscription receipt agreement to be dated as of the date of Closing (the "Subscription Receipt Agreement") among BCE, National Bank Financial Inc., on behalf of the Underwriters, and CIBC Mellon Trust Company, as depository (the "Escrow Agent").

Subscription Receipts will be issued at the Closing pursuant to the Subscription Receipt Agreement. Pursuant to the Subscription Receipt Agreement, the Escrowed Funds (being an amount equal to the gross proceeds received at

Closing) will be delivered to and held by the Escrow Agent and invested in short-term obligations of or guaranteed by the Government of Canada (and other approved investments) pending satisfaction of the Release Conditions.

Holders of Subscription Receipts will not be entitled to vote the underlying Common Shares prior to the Release Date. Emergis has agreed in the Underwriting Agreement not to declare any dividend on its common shares or other distributions of cash or property prior to the earlier of the Release Date or the Termination Date, except for the Special Distribution.

Provided that the Release Conditions are satisfied on or before 5:00 p.m. (Montreal time) on the Termination Date, and that required notice thereof is given to the Escrow Agent, the Escrowed Funds (net of fees payable to the Underwriters on the Release Date), together with interest earned or income generated, if any, on such amount, will be released to BCE upon delivery by the Escrow Agent of Common Shares to holders of Subscription Receipts who will receive, without payment of any additional consideration, one Common Share for each Subscription Receipt held.

If the Release Conditions have not been satisfied on or prior to 5:00 p.m. (Montreal time) on the Termination Date, the Subscription Receipts will automatically terminate and the Escrow Agent will, commencing on the second business day following the Termination Date, return to each holder of Subscription Receipts as of the Termination Date, from the Escrowed Funds an amount equal to the purchase price paid for such Subscription Receipts, together with its *pro rata* entitlement to interest earned or income generated, if any, on such amount. Upon such repayment and payment of such amounts, the Subscription Receipts shall be cancelled and shall be of no further force or effect and the Deposited Shares (as defined herein) (and any securities or property substituted therefor or in addition thereto) shall be released to BCE.

The Subscription Receipt Agreement will provide for adjustments to the number of Common Shares that a holder of a Subscription Receipt is entitled to receive pursuant to the Subscription Receipts in certain circumstances while the Subscription Receipts remain outstanding, including any subdivision, consolidation or reclassification of the common shares of Emergis. Further, upon any amalgamation, merger, reorganization or other similar transaction affecting Emergis, the appropriate kind and number of shares or other securities or property resulting from such event will be substituted for the Common Shares underlying the Subscription Receipts.

The Subscription Receipts will be issued in ''book entry only'' form and must be purchased or transferred through a CDS Participant. BCE will cause a global certificate or certificates representing newly issued Subscription Receipts to be delivered to, and registered in the name of, CDS or its nominee. All rights of Subscription Receipt holders must be exercised through, and all payments or other money to which such holders are entitled will be made or delivered by, CDS or the CDS Participant through which the holders hold such Subscription Receipts. Each person who acquires Subscription Receipts will receive only a customer confirmation of purchase from the registered dealer from or through which the Subscription Receipts are acquired in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS is responsible for establishing and maintaining book entry accounts for its CDS Participants having interests in the Subscription Receipts.

The holders of Subscription Receipts are not shareholders of BCE or Emergis. Holders of Subscription Receipts are entitled only to receive Common Shares on the exchange of their Subscription Receipts.

Shareholder Approval

Emergis has agreed with BCE and the Underwriters to convene a special shareholders' meeting to be held on June 16, 2004 in order to consider a special resolution (the ''Special Resolution'') to reduce the stated capital account of the common shares of Emergis for the purpose of effecting the Special Distribution. The Special Resolution must be approved by a majority of not less than two-thirds of the votes cast by the Emergis shareholders who vote in respect of the Special Resolution at the meeting in which the Special Resolution is proposed (''Shareholder Approval''). BCE has irrevocably agreed in the Underwriting Agreement to vote its Common Shares, representing approximately 63.8% of the outstanding common shares of Emergis, in favour of the Special Resolution.

Immediately after Shareholder Approval, the board of directors of Emergis will, subject to their fiduciary duties, unconditionally and irrevocably confirm the Special Distribution. It is anticipated that the record date for the Special Distribution will be June 25, 2004, and that the Special Distribution will be paid on or about June 30, 2004. While there can be no assurance that Shareholder Approval will be obtained by Emergis, BCE and Emergis expect that the

Shareholder Approval will be obtained on or before the Termination Date, and that the board of directors of Emergis will unconditionally and irrevocably confirm the Special Distribution immediately thereafter.

Deposit of Common Shares

At Closing, BCE and affiliated entities holding Common Shares (the "BCE Group") will deposit with the Escrow Agent 65,906,781 Common Shares (the "Deposited Shares"). The Deposited Shares shall be released only in accordance with the terms of the Subscription Receipt Agreement. Except as otherwise provided in such agreement, the BCE Group may not encumber, sell, transfer or otherwise dispose of all or any part of the Deposited Shares; provided that a member of the BCE Group can transfer all or a portion of the Deposited Shares to BCE or another member of the BCE Group and further provided that (i) any such transfer will not relieve BCE of its obligations under the Underwriting Agreement and the Subscription Receipt Agreement, (ii) such affiliated entity must agree to be bound by the terms of the Underwriting Agreement and the Subscription Receipt Agreement, and (iii) such transfer will not affect the qualification of the securities offered under this short form prospectus. In certain of the circumstances referred to above under "Subscription Receipts", BCE will also be obligated to deposit with the Escrow Agent securities or property substituted for Common Shares or distributed to it as a holder of Common Shares.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Davies Ward Phillips & Vineberg LLP, counsel for BCE, and Goodmans LLP, counsel for the Underwriters, the following summary describes the principal Canadian federal income tax considerations generally applicable to a holder who acquires Subscription Receipts and Common Shares pursuant to the Offering and who, for purposes of the Tax Act and at all relevant times, holds such Subscription Receipts and Common Shares as capital property and deals at arm's length with, and is not affiliated with, each of BCE, Emergis and the Underwriters (a "Holder"). For a description of the tax consequences to a Holder of the Special Distribution see "BCE Emergis Inc. — Special Distribution".

This summary is based upon the current provisions of the Tax Act and the regulations thereunder in force as of the date hereof (the "Regulations"), and counsel's understanding, based on publicly available published materials, of the current administrative practices of the Canada Revenue Agency. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, there can be no assurance that the Proposed Amendments will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in the law or administrative practice whether by legislative, regulatory, administrative, or judicial action, nor does it take into account tax legislation or considerations of any province, territory, or foreign jurisdiction, which may differ significantly from those discussed herein.

This summary is not applicable to a Holder that is a "financial institution" as defined in the Tax Act for purposes of the mark-to-market rules, to a Holder that is a "specified financial institution" as defined in the Tax Act, or to a Holder an interest in which would be a "tax shelter investment" as defined in the Tax Act. Such Holders should consult their own tax advisors.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all federal income tax considerations. Accordingly, prospective purchasers should consult their own tax advisors having regard to their own particular circumstances.

Residents of Canada

The following portion of the summary applies to a Holder who, at all relevant times, is resident or deemed to be resident in Canada for the purposes of the Tax Act (a "Resident Holder"). Certain Resident Holders whose Common Shares might not otherwise be capital property, may, in certain circumstances, be entitled to have the Common Shares, and all other "Canadian securities" as defined in the Tax Act, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

Termination of Subscription Receipts

If the amount paid to acquire a Subscription Receipt is returned, a Resident Holder will be required to include in computing income such Resident Holder's entitlement to interest in respect thereof.

Disposition of Subscription Receipts

Generally, on a disposition or deemed disposition of a Subscription Receipt (other than on an acquisition of a Common Share pursuant to the terms thereof), a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Subscription Receipt immediately before the disposition or deemed disposition.

Acquisition of Common Shares Pursuant to Subscription Receipts

A Resident Holder of a Subscription Receipt will not realize any gain or loss upon the acquisition of a Common Share pursuant to the provisions of such Subscription Receipt. The cost of a Common Share acquired by a Resident Holder pursuant to a Subscription Receipt will include all amounts paid or payable by the Resident Holder for the Subscription Receipt. The adjusted cost base to a Resident Holder of a Common Share acquired pursuant to a Subscription Receipt will be determined by averaging the cost of such Common Share with the adjusted cost base of all other Emergis common shares owned by the Resident Holder as capital property at that time.

Taxation of Dividends

A Resident Holder will be required to include in computing its income for a taxation year any dividends received, or deemed to be received, by it on the Common Shares. In the case of a Resident Holder who is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. A dividend received or deemed to be received by a Resident Holder that is a corporation will generally be deductible in computing the corporation's taxable income.

A "private corporation" as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable to pay a refundable tax of 33⅓% under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing taxable income for the year.

Disposition of Common Shares

Generally, on a disposition or deemed disposition of a Common Share, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition or deemed disposition.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received or deemed to be received by such Resident Holder on the Common Share subject to and in accordance with the provisions of the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

Capital Gains and Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years in the circumstances described in the Tax Act.

A capital gain realized by a Resident Holder who is an individual may give rise to a liability for alternative minimum tax.

Additional Refundable Tax

A Resident Holder that is a Canadian-controlled private corporation as defined in the Tax Act may be liable to pay an additional 6⅔% refundable tax on certain investment income, including taxable capital gains and interest.

Non-residents of Canada

The following portion of the summary applies to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention, is not, and is not deemed to be, resident in Canada and does not use or hold, and will not be deemed to use or hold, Subscription Receipts or Common Shares in a business carried on in Canada (a ''Non-resident Holder''). Special rules, which are not discussed in this summary may apply to a Holder that is an insurer that carries on an insurance business in Canada and elsewhere. Such Holders should consult their own tax advisors.

Termination of Subscription Receipts

If the amount paid to acquire a Subscription Receipt is returned, a Non-resident Holder generally will be subject to Canadian withholding tax under the Tax Act on all amounts paid or credited or deemed to be paid or credited to such Non-resident Holder as, on account, in lieu of or in satisfaction of interest. The rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder's country of residence.

Acquisition of Common Shares Pursuant to Subscription Receipts

A Non-resident Holder of a Subscription Receipt will not realize any gain or loss upon the acquisition of a Common Share pursuant to the provisions of such Subscription Receipt.

Taxation of Dividends

Dividends received or deemed to be received by a Non-resident Holder on the Common Shares will be subject to Canadian withholding tax under the Tax Act. The rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-resident Holder's country of residence.

Disposition of Subscription Receipts and Common Shares

A Non-resident Holder will generally not be subject to tax under the Tax Act in respect of any gain realized on the disposition or deemed disposition of a Subscription Receipt or Common Share unless the Subscription Receipt or Common Share, as the case may be, constitutes ''taxable Canadian property''. Provided the Common Shares are listed on a prescribed stock exchange (which includes the TSX) at the time of disposition, the Subscription Receipts and Common Shares, as the case may be, will not constitute ''taxable Canadian property'' to a Non-resident Holder unless the Non-resident Holder, persons with whom the Non-resident Holder does not deal with at arm's length, or the Non-resident Holder together with such persons have owned 25% or more of any class or series of Emergis shares at any time within the five year period that ends at the time of disposition.

RISK FACTORS

You should carefully consider the risks described below and the other information in this short form prospectus before investing in the Subscription Receipts and the Common Shares. The risks and uncertainties described below are not the only ones Emergis may face. Additional risks and uncertainties that Emergis is unaware of, or that Emergis currently deems to be immaterial, may also become important factors that affect Emergis. If any of the following risks actually occurs, Emergis' business, financial condition or results of operations could be materially adversely affected, with the result that the trading price of the Common Shares could decline and you could lose all or part of your investment.

Risk Factors Relating to the Offering

Shareholder Approval

The Special Resolution to reduce the stated capital account of the common shares of Emergis for the purpose of effecting the Special Distribution must receive Shareholder Approval. Although BCE holds approximately 63.8% of the common shares of Emergis and has irrevocably agreed to vote in favour of the Special Resolution, there can be no assurance that such Shareholder Approval will be obtained by Emergis, and therefore no assurance that the Release Conditions will be satisfied.

Director Confirmation

There can be no assurance that the directors of Emergis will be in a position, in the exercise of their fiduciary duties, to irrevocably and unconditionally confirm the Special Distribution after receiving Shareholder Approval, and therefore no assurance that the Release Conditions will be satisfied.

Subscription Receipts

There is currently no market through which the Subscription Receipts may be sold and purchasers of Subscription Receipts may not be able to resell Subscription Receipts purchased under this short form prospectus. BCE has applied to list the Subscription Receipts on the TSX. Listing will be subject to BCE fulfilling all listing requirements of the TSX. There can be no assurance that the Release Conditions will be satisfied on or prior to the Termination Date. Until the Release Conditions are satisfied and the Common Shares are delivered pursuant to the Subscription Receipts Agreement, holders of Subscription Receipts have the rights as described under ''Details of the Offering — Subscription Receipts''.

Special Distribution

There can be no assurance that Emergis will obtain an advance income tax ruling or opinion confirming that the Special Distribution will be treated as a tax-free return of capital. See ''BCE Emergis Inc. — Special Distribution''.

Risk Factors Relating to Emergis

General and Economic Factors

General economic conditions, consumer confidence and spending, and the demand for, and the prices of, Emergis' products and services affect the business of Emergis. When there is a decline in growth or uncertainty in the economy or in retail and commercial activity, there tends to be a lower demand for Emergis' products and services.

The slowdown and uncertainty in the North American economy have reduced demand for Emergis' products and services, which negatively affected its financial performance in 2003 and may also negatively affect it in 2004. In particular, uncertain economic conditions have led to lower spending on information technology services resulting in lower non-recurring revenue.

Weak economic conditions may also negatively affect the financial condition and credit risk of Emergis customers. This could increase uncertainty about its ability to collect receivables.

Emergis is affected by fluctuations in the currency exchange rates between the Canadian and United States dollars. The strengthening of the Canadian dollar has had and may continue to have an unfavourable impact on its revenue and net earnings.

Adoption of eBusiness

Emergis' success depends on widespread use of the Internet and other electronic networks as ways to conduct business. Because eBusiness and its related business activities, such as online transactions, are relatively new and evolving, it is difficult to predict the size of this market and its sustainable rate of growth. Businesses and customers have not adopted eBusiness and its inherent applications as quickly as originally expected for a number of reasons, including, but not limited to:

- Security risks in transmitting and storing confidential information, including concerns relating to the potential for user impersonation and fraud or theft of stored data and information communicated over the Internet;
- Inconsistent quality of service;
- Lack of availability or delays in development of cost-effective, high-speed service;
- Inability to integrate business applications on the Internet;
- The need to operate with multiple and frequently incompatible products; and
- Lack of or delays in development of tools to simplify access to and use of the Internet.

Businesses, which have invested substantial resources in other methods of conducting business, may be reluctant to adopt new methods. Also, businesses with established patterns of purchasing goods and services and effecting payments may be reluctant to change.

To the extent that eBusiness experiences significant growth both in the number of users and the level of use, the Internet infrastructure may not be able to continue to support the demands placed on it by continued growth. Such continued growth could affect the Internet's technological ability to effectively support the high volume of transactions and this could materially harm Emergis' business and operating results.

Adoption Rate of Emergis Solutions by Customers

Emergis must increase the number of transactions it processes to build recurring revenue. This increase will depend on the rate at which its customers and distributors' customers adopt solutions. It will also depend on Emergis' ability to build an effective sales force as well as stimulate its distributors' sales and influence their marketing plans for Emergis' solutions.

Response to Industry's Rapid Pace of Change

Emergis operates in markets that are experiencing constant technological change, evolving industry standards, changing customer needs, frequent new product and service introductions, and short product life cycles.

Emergis' success will depend in large part on how well it can anticipate and respond to changes in industry standards and introduce and upgrade new technologies, products and services and upgrade existing products and services.

Emergis may face additional financial risks as it develops new products, services and technologies, and updates them to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond Emergis' control. Furthermore, substantial investment is usually required before new technologies become commercially viable.

There is no assurance that Emergis will be successful in developing, implementing and marketing new technologies, products, services or enhancements within a reasonable time, or that there will be a market for them. New products or services that use new or evolving technologies could make Emergis' existing ones unmarketable, or cause their prices to fall.

Competition

The high technology market remains very competitive and one in which Emergis competes with large companies not only in eBusiness, but also with players of all sizes and competencies in a variety of sectors and industries.

Many of Emergis' competitors, regardless of size or market share, have substantial financial, marketing, personnel and technological resources. New competitors may also appear as new technologies, products and services are developed.

Competition could affect Emergis' pricing strategies, and lower its revenues and net income. It could also affect Emergis' ability to retain existing customers and attract new ones.

Operating Results

Emergis has announced plans to:

- Focus its efforts in high-potential processing areas: claims, payments, loans and related security services
- Grow through a balance of organic growth, large contracts and acquisitions
- Offer more complete solutions
- Strengthen marketing, sales and operations capabilities and industry partnerships
- Become a more streamlined, customer-oriented organization

If Emergis fails to successfully carry out these plans, there could be a material adverse effect on its results of operations.

Emergis has incurred losses in the past. Emergis' revenue depends substantially on the volume of services its customers purchase throughout the year. In addition, Emergis has a number of major customers representing a significant portion of its revenue. If Emergis loses a contract with a major customer and can not replace it, or there is a significant decrease in the number of transactions Emergis processes, it could have a material adverse effect on Emergis. Most of Emergis' contracts are for a term of three to five years.

Emergis' operating results have fluctuated in the past, mainly because of variability in non-recurring revenue, the effect of acquisitions and exited activities. Emergis expects fluctuations to continue in the future. If Emergis' operating results fail to meet analysts' expectations, the trading price of its shares could decline. In addition, significant fluctuations in Emergis' operating results may harm its business operations by making it difficult for Emergis to implement its business plan and achieve its results.

Success of United States-Based Operations

To be successful in the United States involves significant management and financial resources. In particular, Emergis has to attract and retain experienced management and other personnel. Emergis may not be able to successfully grow Emergis' markets and sales in the United States. If Emergis is unsuccessful, this could have a material adverse effect on its business and operating results.

Acquisitions

Emergis' growth strategy includes making strategic acquisitions. There is no assurance that it will find suitable companies to acquire or that it will have sufficient resources to complete any acquisition. There could be difficulties with integrating the operations of acquired companies with its existing operations. In addition, the current state of capital markets has created a more challenging environment in which to realize acquisitions.

Strategic Relationships

Emergis relies on strategic relationships to increase its customer base, including its relationships with Bell Canada, Visa, Freddie Mac and other financial institutions. If these relationships fail, materially change or are discontinued, there could be a material adverse effect on Emergis' business and operating results.

Some of Emergis' existing strategic relationships do not, and any future strategic relationships may not, afford it any exclusive marketing or distribution rights. As such, some of the parties with whom Emergis has strategic relationships could provide the same services themselves or source them from its competitors. In addition, the other parties may not view their relationships with Emergis as significant for their own businesses. Therefore, they could reduce their commitment to Emergis at any time in the future. These parties could also pursue alternative technologies or develop alternative services either on their own or in collaboration with others, including Emergis' competitors. Further, Emergis may now or in the future be competing with some of the parties with which it has strategic relationships, especially with respect to its operations in the United States. Also, there may be geographic restrictions on some of its strategic relationships with respect to its United States operations. For example, Emergis' licensing agreement for its Webdoxs electronic bill presentment platform applies only in Canada. If Emergis is unable to maintain its strategic relationships or to enter into additional strategic relationships, Emergis will have to devote substantially more resources and capital to the development of technology, which could materially harm its operating results.

MOU

Certain of the transactions contemplated by the MOU, including the sale of the Security Business, the accelerated termination of the Bell Legacy Contract and the establishment of a bilateral preferred supplier agreement with Bell Canada, are subject to the negotiation and execution of definitive agreements and/or the sale of the Security Business. No assurance can be given that the relevant definitive agreements will be entered into.

Exposure Under Contract Indemnities

Under the terms of the stock purchase agreements for the sale of Emergis' U.S. health operations, Emergis has agreed to indemnify the buyers against any damages suffered as a result of a breach of any of the representations, warranties or covenants given by it and BCE Emergis Corporation under these agreements, as well as certain matters relating to the excluded assets and liabilities and tax matters. Should the purchasers of Emergis' U.S. health operations make a claim for indemnification under these agreements, this could have a material adverse effect on its business and operating results.

Defects in Software or Failures in the Processing of Transactions

Defects in Emergis' owned or licensed software products, delays in delivery, as well as failures or mistakes in its processing of electronic transactions, could materially harm its business, including its customer relationships and

operating results. Emergis' operations are dependent upon its ability to protect its computer equipment, its applications and the information stored in its data centres against damage that may be caused by fire, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. Emergis is party to a disaster recovery agreement that provides an alternative off-site computer system and business resumption site for use in such disastrous events covering the majority of its revenue. There can be no assurance that a fire or other disaster, including national, regional and local telecommunications outages, would not result in a prolonged outage of Emergis' operations and significant reduction in its revenues.

Defects or errors in Emergis' software products or delays, failures or mistakes in its processing of electronic transactions could result in:

- additional development costs;
- diversion of technical and other resources from Emergis' other development efforts;
- delayed or lost revenues;
- the need to provide additional services to a client at no charge;
- loss of credibility or negative publicity, which could harm Emergis' ability to attract new clients or retain existing clients;
- harm to its reputation; and
- exposure to liability claims for damages, which could be substantial.

Technologies supplied to Emergis by third parties may also contain undetected errors or defects. These defects, as well as any of the foregoing results thereof, could materially harm its business and operating results.

In its operations, Emergis processes transactions involving substantial sums of money. As a result, processing failures or mistakes could expose it to liability. Although Emergis attempts to limit its potential liability for warranty claims through disclaimers in its software documentation and limitation-of-liability provisions in its license and client agreements, there can be no assurance that these measures will be successful in limiting Emergis' liability. Furthermore, Emergis' general liability insurance coverage may not continue to be available on favourable terms or in amounts sufficient to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. The successful assertion against Emergis of any large claim could materially harm its business and operating results.

Emergis relies on technologies that are provided to it by technology partners and incorporated in its solutions. Failure by any such technology partner to provide such technology in a timely manner and to meet Emergis' quality requirements, or its inability to obtain substitute technologies or alternative providers on terms acceptable to Emergis could harm its ability to maintain some of its operations and could materially harm its business and operating results.

Security and Privacy Breaches

If Emergis is unable to protect the physical and electronic security and privacy of applications, databases and transactions, its business, including customer relationships, could be materially adversely affected. A security or privacy breach may:

- cause Emergis' clients to lose confidence in its services;
- deter clients from using its services;
- harm Emergis' reputation;
- expose Emergis to liability;
- increase Emergis' expenses from potential remediation costs; and
- decrease market acceptance of eBusiness transactions.

There can be no assurance that the applications Emergis uses for data security and integrity will be sufficient to address changing market conditions or the security and privacy concerns of existing and potential customers. Any failures in Emergis' security and privacy measures could materially harm its business and operating results.

Key Personnel

Emergis believes that its future success will depend upon its ability to attract and retain highly skilled personnel. If Emergis is unable to do so, its business could be materially adversely affected.

Protection of Intellectual Property

Emergis depends on its ability to develop and maintain the proprietary aspects of its technology. Emergis may not be able to enforce its rights or prevent other parties from developing similar technology, duplicating its intellectual property or designing around its intellectual property and this could materially harm its business.

Despite Emergis' efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its intellectual property or to obtain and use information that Emergis regards as proprietary. Policing unauthorized use of Emergis' intellectual property is difficult and expensive, and while Emergis is unable to determine the extent to which piracy of its intellectual property exists, piracy may be a problem. In addition, the laws of some foreign countries do not protect proprietary rights of Emergis to the same extent as do the laws of Canada and the United States. Emergis intends to vigorously protect its intellectual property rights through litigation and other means. However, such litigation can be costly.

Intellectual Property Infringement Claims

Third parties may claim that Emergis infringes on their intellectual property. Any such claims, with or without merit, could materially harm Emergis' business and operating results. There has been a substantial amount of litigation in the software industry and the Internet industry regarding intellectual property rights. Emergis expects that providers of eBusiness solutions will increasingly be subject to infringement claims as the number of products and competitors in its industry segment grows and the functionality of products in different industry segments overlaps. Such claims could be time-consuming, result in costly litigation, cause implementation delays or require Emergis to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to Emergis or at all, which could materially harm Emergis' business and operating results.

Integrity of the Public Key Cryptography Technology

Some of Emergis' security solutions depend on public key cryptography technology. Any major advance in ways to attack cryptographic systems could make some or all of its security solutions obsolete or unmarketable. This could reduce revenues from its security solutions and could materially hurt its business and operating results. With public key cryptography technology, a user is given a public key and a private key, both of which are required to encrypt and decode messages. The security afforded by this technology depends on the integrity of a user's private key and that the private key is not stolen or otherwise compromised. The integrity of private keys also depends in part on the application of certain mathematical principles known as "factoring". This integrity is predicated on the assumption that the factoring of large numbers into their prime number components is difficult. Should an easy factoring method be developed, the security of encryption products utilizing public key cryptography technology would be reduced or eliminated. If improved techniques for attacking cryptographic systems were ever developed, Emergis would likely have to reissue digital certificates to some or all of its clients, which could damage its reputation and brand or otherwise harm its business. In the past there have been public announcements of the successful decoding of certain cryptographic messages and of the potential misappropriation of private keys. This type of publicity could also hurt the public perception as to the safety of the public key cryptography technology included in Emergis' digital certificates.

Industry and Government Regulation

Governments could implement policies adversely affecting the business of Emergis by legislation, executive order, administrative order or otherwise.

Current regulations and laws governing the telecommunications industry generally do not apply to providers of data network access and eBusiness services other than regulations applicable to businesses generally. Except for government regulations in countries other than Canada and the United States (which may affect the provision of certain of Emergis' services) and regulations governing its ability to disclose the contents of communications by its clients, there are no government regulations pertaining to the pricing, service characteristics or capabilities, geographic distribution or quality control features of Emergis' eBusiness services. There exists, however, the risk that governmental policies affecting the eBusiness industry could be implemented by legislation, executive order, and administrative order or otherwise. If such policies are adopted, they could materially harm Emergis' business and operating results.

Additional regulations and laws respecting privacy and the safeguarding of personal information could also result in additional operating costs.

Although Emergis does not believe that import and export control regulations currently create significant impediments to its international growth strategy, such regulations are applicable to certain of its products and could interfere with such growth in the future.

Effect of Disposition by BCE of Common Shares

While Emergis is confident that it has the relationships, people, expertise, financial strength and stability to succeed as an independent company, there can be no assurance that the proposed disposition by BCE of its entire interest in Emergis as contemplated herein will not have a material adverse effect on Emergis' business and prospects, including its ability to obtain future contracts. Certain of Emergis' customer and supplier agreements contain change of control clauses. However, management of Emergis believes that a change of control should not have a material impact on current customer and supplier relationships.

ELIGIBILITY FOR INVESTMENT

In the opinion of Davies Ward Phillips & Vineberg LLP, counsel to BCE, and Goodmans LLP, counsel to the Underwriters, the Subscription Receipts, based on the Proposed Amendments, and the Common Shares would, if acquired on the date hereof, be qualified investments for the purposes of the Tax Act for a trust governed by a registered retirement savings plan, registered retirement income fund or deferred profit sharing plan (each a "Deferred Income Plan") and for a trust governed by a registered education savings plan, in each case within the meaning of the Tax Act, provided, in the case of a Subscription Receipt, BCE deals at arm's length with each person who is an annuitant, beneficiary, employer or subscriber under such plan. The Subscription Receipts or the Common Shares would not, if acquired on the date hereof, be "foreign property" for purposes of the Tax Act for Deferred Income Plans and other persons subject to tax under Part XI of the Tax Act.

LEGAL MATTERS

Certain legal matters relating to the Subscription Receipts and the Common Shares will be passed upon by Ms. Martine Turcotte, Chief Legal Officer of BCE, and by Davies Ward Phillips & Vineberg LLP on behalf of BCE, by Ogilvy Renault on behalf of Emergis and by Goodmans LLP on behalf of the Underwriters. Ms. Turcotte and the partners and associates of Davies Ward Phillips & Vineberg LLP, as a group, the partners and associates of Ogilvy Renault, as a group, and the partners and associates of Goodmans LLP, as a group, each beneficially own, directly or indirectly, less than one percent of the outstanding securities of each of BCE and Emergis.

AUDITORS, REGISTRAR AND TRANSFER AGENTS

The auditors of BCE and Emergis are Deloitte & Touche LLP, Chartered Accountants, Montréal, Québec.

The registrar and transfer agents of BCE and Emergis are Computershare Trust Company of Canada and CIBC Mellon Trust Company, respectively, at their principal offices in Montréal and Toronto.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

We have read the short form prospectus of BCE Inc. (''BCE'') dated May ●, 2004 relating to the issue and sale of subscription receipts of BCE that provide for the transfer of common shares of BCE Emergis Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report dated March 10, 2004 to the shareholders of BCE on the consolidated balance sheets of BCE as at December 31, 2003 and 2002 and the consolidated statements of operations, (deficit) retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003.

Chartered Accountants

Montréal, Canada

● , 2004

AUDITORS' CONSENT

We have read the short form prospectus of BCE Inc. dated May ●, 2004 relating to the issue and sale of subscription receipts of BCE Inc. that provide for the transfer of common shares of BCE Emergis Inc. (''Emergis''). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report dated February 12, 2004, except as to Notes 20(b) and (c) which are as of March 4, 2004, to the shareholders of Emergis on the consolidated balance sheets of Emergis as at December 31, 2003 and 2002 and the consolidated statements of earnings, deficit and cash flows for the years then ended.

Chartered Accountants

Montréal, Canada

● , 2004

CERTIFICATE OF BCE EMERGIS INC.

Dated: May 10, 2004

The foregoing under the headings ''Documents Incorporated by Reference — Emergis Documents'', ''EBITDA'', ''Forward-Looking Statements'', ''Summary — BCE Emergis Inc.'', ''Summary — The Offering — Special Distribution'', ''Summary — The Offering — Risk Factors'', ''BCE Emergis Inc.'', ''Capitalization of Emergis'', ''Consolidated Capitalization of Emergis'', ''Details of the Offering — Shareholder Approval'' and ''Risk Factors — Risk Factors Relating to Emergis'', together with the documents and information incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the common shares of BCE Emergis Inc. as required under securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, the foregoing under the headings ''Documents Incorporated by Reference — Emergis Documents'', ''EBITDA'', ''Forward-Looking Statements'', ''Summary — BCE Emergis Inc.'', ''Summary — The Offering — Special Distribution'', ''Summary — The Offering — Risk Factors'', ''BCE Emergis Inc.'', ''Capitalization of Emergis'', ''Consolidated Capitalization of Emergis'', ''Details of the Offering — Shareholder Approval'' and ''Risk Factors — Risk Factors Relating to Emergis'', as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) TONY GAFFNEY President and Chief Executive Officer	(Signed) JOHN VALENTINI Chief Financial Officer

On behalf of the Board of Directors

(Signed) PIERRE DUCROS Director	(Signed) DANIEL JOHNSON Director

CERTIFICATE OF BCE INC.

Dated: May 10, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all of the provinces of Canada. For the purposes of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER
(Signed) M. J. SABIA President and Chief Executive Officer	(Signed) S. A. VANASELJA Chief Financial Officer

On behalf of the Board of Directors

(Signed) R. J. CURRIE Director	(Signed) B. M. LEVITT Director

CERTIFICATE OF THE UNDERWRITERS

Dated: May 10, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.

By: (Signed) JIM HARDY

CIBC WORLD MARKETS INC.	**SCOTIA CAPITAL INC.**	**TD SECURITIES INC.**
By: (Signed) ERIC MORISSET	By: (Signed) ROBERT J. ELLIS	By: (Signed) MARC FORTIN

Form 51 – 102F3
Material Change Report

Item 1 Name and Address of Company

BCE Emergis Inc.
1155 René-Lévesque West, Suite 2200
Montreal, Quebec H3B 4T3

Item 2 Date of Material Change

Thursday, May 6, 2004

Item 3 News Release

See attached copy of press release issued by BCE Emergis Inc. ("**BCE Emergis**") on May 6, 2004, which forms an integral part of this report. This news release was released through CCNMatthews.

Item 4 Summary of Material Change

On May 6, 2004, BCE Emergis announced that it would become an independent, widely-held eBusiness company as a result of the decision of BCE Inc. ("**BCE**") to sell all of the common shares it currently owns in BCE Emergis (representing approximately 63.8% of the issued and outstanding common shares of BCE Emergis) through a public offering of subscription receipts to a syndicate of underwriters led by National Bank Financial Inc. At the same time, BCE Emergis also announced its intention to pay a one time special cash distribution of $1.45 per common share (the "**Special Distribution**") by way of a return of capital, subject to shareholder approval at a special meeting of shareholders (the "**Special Meeting**"). The record date for the Special Distribution is expected to be June 25, 2004 (the "**Distribution Record Date**") and the payment of the Special Distribution is expected to occur on or about June 30, 2004. In addition, on May 6, 2004, BCE Emergis, BCE and Bell Canada entered into an MOU (as defined below) establishing the essential terms of their commercial relationships following the successful completion of the BCE Offering (as defined below). The MOU relates principally to three aspects of the commercial relationships: the sale of the Security Business (as defined below) to Bell Canada, the establishment of a bilateral five-year preferred service supplier agreement with Bell Canada and the accelerated termination of the Bell Legacy Contract (as defined below).

Item 5 Full Description of Material Change

On May 6, 2004, BCE Emergis announced that it would become an independent, widely-held eBusiness company as a result of the decision of BCE to sell all of the common shares it currently owns in BCE Emergis (representing approximately 63.8% of the issued and outstanding common shares of BCE Emergis) through a public offering of subscription receipts to a syndicate of underwriters led by National Bank Financial Inc. At the same time, BCE

Emergis also announced its intention to pay the Special Distribution by way of a return of capital, subject to shareholder approval at the Special Meeting. The Distribution Record Date is expected to be June 25, 2004 and the payment of the Special Distribution is expected to occur on or about June 30, 2004. In addition, on May 6, 2004 BCE Emergis, BCE and Bell Canada entered into an MOU establishing the essential terms of their commercial relationships following the successful completion of the BCE Offering. The MOU relates principally to three aspects of the commercial relationships: the sale of the Security Business to Bell Canada, the establishment of a bilateral five-year preferred service supplier agreement with Bell Canada and the accelerated termination of the Bell Legacy Contract.

The BCE Offering

BCE has agreed to sell all of the common shares it owns, directly and indirectly through wholly-owned subsidiaries, in BCE Emergis through a public offering (the "**BCE Offering**") of 65,906,781 subscription receipts (the "**Subscription Receipts**"), each representing the right to receive one common share of BCE Emergis. On May 10, 2004, BCE filed a preliminary short form prospectus for the Subscription Receipts with the Canadian securities regulatory authorities and obtained a receipt in respect of such preliminary prospectus. If the release conditions (specifically, the unconditional and irrevocable confirmation by the BCE Emergis board of directors of the Special Distribution and delivery of a notice to the escrow agent confirming that the conditions of the release of escrow have been fulfilled to the satisfaction of BCE and National Bank Financial Inc. (the "**Release Conditions**")) are satisfied on or prior to 5:00 p.m. (Eastern Time) on June 16, 2004, each Subscription Receipt shall be automatically exchanged for one common share of BCE Emergis held by BCE and its wholly-owned subsidiaries.

The closing of the BCE Offering is expected to occur on or about May 26, 2004 and is subject to customary closing conditions including customary regulatory approvals.

As part of the BCE Offering, each of BCE Emergis and BCE entered into an underwriting agreement dated May 10, 2004 with a syndicate of underwriters (the "**Underwriting Agreement**"). In the Underwriting Agreement, BCE irrevocably agreed that it will vote the common shares of BCE Emergis held by it and its wholly-owned subsidiaries in favour of the special resolution approving the reduction of the stated capital attributable to the common shares of BCE Emergis in order to allow the payment of the Special Distribution (the "**Special Resolution**"). As at May 11, 2004, BCE owned, directly and through certain of its wholly-owned subsidiaries, 65,906,781 common shares, representing approximately 63.8% of BCE Emergis' issued and outstanding common shares.

Preferred Supplier Agreement and other Agreements

Arrangements with BCE and Bell Canada

On May 6, 2004, following an extensive review of the commercial relationships and other agreements between BCE, Bell Canada (a subsidiary of BCE) and BCE Emergis, BCE Emergis, together with BCE and Bell Canada entered into a memorandum of understanding (the "**MOU**") establishing the essential terms of their commercial relationships following the successful completion of the BCE Offering. The MOU relates principally to three aspects of the commercial relationships: the sale of the Security Business, as described in the MOU (the "**Security Business**"), to Bell Canada, the establishment of a bilateral five-year preferred service supplier agreement with Bell Canada and the accelerated termination of BCE Emergis' three-year agreement with Bell Canada for the distribution of Internet business access services and extranet

services (the "**Bell Legacy Contract**"). The MOU provides that Bell Canada will pay to BCE Emergis $45 million in consideration for the acquisition of the Security Business and the other transactions contemplated by the MOU. The MOU becomes effective upon the satisfaction of the Release Conditions but certain of the transactions contemplated by the MOU are conditional upon the closing of the sale of the Security Business, which is to take place on or before June 30, 2004. The terms of these arrangements are discussed in more detail below.

Sale of Security Business

In accordance with the terms of the MOU, on or before June 30, 2004, Bell Canada will acquire the Security Business. BCE Emergis will provide transitional services to Bell Canada for the operation of the Security Business for a period of up to 12 months. Bell Canada will make offers of employment to BCE Emergis' Security Business employees on the closing of the sale of the business, and BCE Emergis employees providing the transitional services upon termination of these services. The Security Business generated $7.5 million in revenues and $2.4 million in EBITDA excluding overhead costs allocated to it in the first quarter of 2004, and revenues of $29.3 million and EBITDA of $13.0 million excluding its allocated costs in 2003.

Preferred Supplier Agreement

Upon the closing of the sale of the Security Business, BCE Emergis will enter into a preferred supplier agreement with Bell Canada. Under this five-year agreement, BCE Emergis will have a right of first offer for the provision of eFinance and eHealth services to Bell Canada, both for internal and customer use. Bell Canada will have a right of first offer for the provision of telecommunications services and other services comprised in its suite of enterprise products and services to BCE Emergis, both for internal and customer use. This right of first offer will not apply to services a party has internally, whether as a result of either acquisitions or internal development.

Accelerated Termination of the Bell Legacy Contract

In accordance with the terms of the MOU, subject to the closing of the sale of the Security Business, BCE Emergis and Bell Canada will terminate the Bell Legacy Contract as at June 30, 2004. The Bell Legacy Contract was originally due to terminate on December 31, 2004. Bell Canada will, in connection with the termination, acquire residual intellectual property relating to services provided under the agreement. The Bell Legacy Contract would have generated $65.1 million in revenue for BCE Emergis in 2004, with an EBITDA of $11.1 million. For the period of January 1, 2004 to June 30, 2004, BCE Emergis will have received $37.7 million in revenue and EBITDA of $6.4 million from the Bell Legacy Contract.

Letter Agreement

In a separate letter agreement signed on May 6, 2004 (the "**Letter Agreement**"), BCE agreed to terminate the pre-emptive subscription right it currently has in issuances of BCE Emergis common shares and BCE Emergis agreed to exercise its option to become the owner of the trade-mark "Emergis" and will, on or before November 1, 2004, change its name to remove the reference to "BCE". BCE Emergis will have continued use of the "BCE" name and logo for a certain transition period. The Letter Agreement also provides for certain covenants relating to the soliciting and hiring of BCE Emergis employees or employees of its subsidiaries by BCE and Bell Canada and their wholly-owned subsidiaries. BCE also agreed to pay BCE Emergis' expenses relating to the BCE Offering and the convening of the Special Meeting. Bell Canada and BCE also agreed to use their best efforts (which does not include incurring any additional

financial obligations or liabilities) to obtain from suppliers of software licenses purchased by or for BCE Emergis or used by BCE Emergis under BCE master purchasing agreements, at no cost to BCE Emergis, the consent to the assignment of such licenses to BCE Emergis.

Tax Loss Monetization Agreement

The tax loss monetization arrangement between BCE Emergis and Bell Canada will be terminated prior to the date on which the Release Conditions are satisfied. As a result, it is anticipated that a write-down representing substantially all the future income tax assets will have to be reflected in BCE Emergis' second quarter financial results. As of March 31, 2004, BCE Emergis' future income tax assets were $69.1 million. For the fiscal year ended December 31, 2003, BCE Emergis accelerated the use of its tax attributes resulting in a $16.6 million reduction in future income tax assets.

Board of Directors and Management

BCE Emergis anticipates that certain directors elected at its annual general meeting will resign following the closing of the BCE Offering when new candidates are identified by the Human Resources and Corporate Governance Committee of its board of directors. In particular, Mr. Michael J. Sabia, Chairman of the board, has indicated that he will step down as Chairman and resign as director prior to the Special Meeting.

BCE Emergis' current expectation is that most members of its senior management team will remain in their current positions.

Effect of Disposition by BCE of its BCE Emergis Common Shares

While BCE Emergis believes that it has the relationship, people, expertise, financial strength and stability to succeed as an independent company, there can be no assurance that the disposition by BCE of its entire interest in BCE Emergis through the BCE Offering will not have a material adverse effect on BCE Emergis' business and prospects, including its ability to obtain future contracts. Certain of BCE Emergis' customer and supplier agreements contain change of control clauses. However, management of BCE Emergis believes that a change of control should not have a material impact on current customer and supplier relationships.

Proposed Reduction of Stated Capital and Special Distribution

At the Special Meeting, BCE Emergis shareholders will be asked to consider, and, if deemed advisable, to approve the Special Resolution authorizing BCE Emergis to reduce the stated capital account of its common shares by an amount equal to $1.45 multiplied by the number of issued and outstanding common shares on the Distribution Record Date (i.e., June 25, 2004) for the purpose of effecting the Special Distribution.

If approved by the Shareholders, the BCE Emergis board of directors has agreed to unconditionally and irrevocably confirm the Special Distribution, subject to the exercise by the directors of their fiduciary duties. As mentioned above, the Distribution Record Date is expected to be June 25, 2004 and it is anticipated that the Special Distribution will be paid out on or about June 30, 2004, such that the holders of BCE Emergis common shares acquired on the exchange of Subscription Receipts issued under the BCE Offering and the other holders of BCE Emergis common shares will, unless they dispose of their Subscription Receipts or BCE Emergis common shares prior to such date, receive the Special Distribution. Neither BCE nor its subsidiaries that currently hold common shares will receive any part of the Special Distribution.

The text of the Special Resolution authorizes the BCE Emergis board of directors, at its sole discretion, to revoke the Special Resolution at any time before it shall have been acted upon without having to obtain any further approval from the shareholders. The exercise of this right by the BCE Emergis board of directors is subject to its covenant in the Underwriting Agreement to unconditionally and irrevocably confirm the Special Distribution, subject to the exercise by the directors of their fiduciary duties.

Review and Approval Process and Recommendations of the Independent Committee and the Board of Directors

The entering into and completion of the transactions contemplated by the MOU is a "related party transaction" as that term is defined in Policy Q-27 ("Q-27") of the *Autorité des marchés financiers* and Rule 61-501 of the Ontario Securities Commission ("61-501"). However, these transactions are exempt from the minority shareholder approval requirements and formal valuation requirements of Q-27 and 61-501 because the "fair market value" of these transactions is less than 25% of the market capitalization of BCE Emergis calculated in accordance with Q-27 and 61-501.

On April 5, 2004, the BCE Emergis board of directors created an independent committee (the "**Independent Committee**") comprised of Pierre Ducros (Chairman), Daniel Johnson and Spencer Lanthier, each of whom is independent of BCE, for the purpose of considering, and making recommendations to the full board of directors on, certain alternatives presented by BCE relative to its investment in BCE Emergis. The Independent Committee retained Fasken Martineau DuMoulin LLP as its legal advisor and National Bank Financial Inc. ("**NBF**") and TD Securities Inc. ("**TD**") as its financial and strategic advisors, respectively. At the meeting of the BCE Emergis board of directors on May 3, 2004, members of the board were informed that BCE, NBF and BCE Emergis were having discussions with respect to the potential BCE Offering. Members of the BCE Emergis board were also informed that BCE Emergis was having discussions with BCE and its affiliates with respect to the MOU and the Letter Agreement, including (i) the sale of the Security Business, (ii) the early termination of the Bell Legacy Contract, and (iii) various commercial agreements to be entered into among BCE Emergis, BCE and Bell Canada in the context of BCE no longer being the controlling shareholder of BCE Emergis as a result of the successful completion of the BCE Offering. At that meeting, the board of directors of BCE Emergis expanded the mandate of the Independent Committee to include the authority to review the proposed terms of the BCE Offering, the MOU and the Letter Agreement and to make recommendations to the BCE Emergis board of directors in respect thereto. Given the discussions between BCE and NBF in respect of the BCE Offering, TD became BCE Emergis' financial and strategic advisor.

On May 6, 2004, the Independent Committee unanimously concluded in its report to the BCE Emergis board of directors to recommend to the board of directors to proceed with the BCE Offering (including the declaration and payment of the Special Distribution), the MOU and the Letter Agreement based on (i) the presentations and recommendations of management on the BCE Offering, the MOU and the Letter Agreement, (ii) the review of the bought deal agreement relating to the BCE Offering dated May 6, 2004, the MOU and the Letter Agreement, (iii) the financial advice of TD, including TD's opinion that the consideration to be received by BCE Emergis in respect of the sale of the Security Business and the accelerated termination of the Bell Legacy Contract is fair, from a financial point of view, to the shareholders of BCE Emergis other than BCE, and (iv) questions to and answers from the legal advisors of the Independent Committee and BCE Emergis. The Independent Committee noted that the board of directors

should receive from its chief executive officer and its chief financial officer and the corporate counsel of BCE Emergis, before the confirmation of the Special Distribution and after the approval by the shareholders of the Special Resolution, satisfactory confirmation as to compliance by BCE Emergis with its governing statute with respect to the declaration and payment of distributions.

On May 6, 2004, the BCE Emergis board of directors met to receive the recommendations of the Independent Committee. On the same day, the board of directors approved the MOU, the Letter Agreement, the BCE Offering and the calling of the Special Meeting. On May 14, 2004, the BCE Emergis board of directors concluded that the proposed reduction in the stated capital account to effect a Special Distribution is in the best interests of BCE Emergis and recommended that shareholders vote for the Special Resolution.

Item 6 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Any enquiries with respect to this material change report or the transactions described in this material change report should be made to:

Monique Mercier
Executive Vice-President,
Law and Corporate Secretary
BCE Emergis Inc.
1155 René-Lévesque West, Suite 2200
Montreal, Quebec H3B 4T3

Tel : (514) 868-2351

Item 9 Date of Report

17th day of May, 2004

(signed)

Signed by : ______________________
Name: Monique Mercier
Title: Executive Vice-President,
Law and Corporate Secretary

Execution Copy

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding ("MOU") is made and entered into this 6th day of May, 2004, (the "Execution Date"), to be effective as of the Bought Deal Closing (as defined herein), among BCE Emergis Inc. ("Emergis"), BCE Inc. ("BCE") and Bell Canada ("Bell") (collectively, the "Parties").

RECITALS

WHEREAS BCE owns directly and indirectly an aggregate of 65,906,781 common shares of Emergis representing approximately 64% of the outstanding common shares of Emergis;

WHEREAS Bell is a wholly-owned subsidiary of BCE and Bell and certain of its related companies have entered into numerous contractual arrangements with Emergis prior to and since Emergis became indirectly controlled by BCE on August 31, 1998;

WHEREAS BCE has entered into a bought deal letter concurrently with the execution of this agreement wherein it has agreed to sell the shares it currently holds directly and indirectly in Emergis to a syndicate of underwriters (the "Bought Deal");

WHEREAS the Parties have entered into this MOU in order to set forth their mutual understandings with respect to, among other things, the essential terms of the commercial relationship between Emergis and Bell upon the Bought Deal Closing (as hereinafter defined);

NOW, THEREFORE the Parties agree as follows:

AGREEMENTS

ARTICLE 1 PURCHASE OF EMERGIS SECURITY ASSETS

On or before the Security Closing Date (as defined below), Bell and Emergis will enter into a purchase agreement wherein Bell would acquire all of Emergis' right, title and interest in and to all assets, property, equipment, books and records (if any), contracts and related obligations (other than obligations for indebtedness), intellectual property, telecommunications equipment, software and servers relating exclusively to the Security Business (the "Security Assets") pursuant to the terms and conditions set out in Schedule A of this MOU. "Security Business" means (a) the business relating to the following agreements: (i) [redacted] (ii) [redacted] (iii) [redacted] (iv) [redacted] (v) [redacted] (vi) [redacted] (vii) [redacted] (viii) [redacted]

and (b) [redacted]

Closing of the purchase and sale of the Security Assets (the "Security Closing") would take place on or before June 30, 2004 or such later date as the parties may agree (the "Security Closing Date").

Bell and Emergis will use their good faith and reasonable best efforts to negotiate and agree on definitive agreements on or before June 30, 2004 (the "Definitive Agreements"). The Definitive Agreements shall contain the terms and conditions set forth in Appendix A and such other reasonable representations, warranties, conditions, covenants, indemnities and other provisions as are customary for transactions of this nature. Emergis' maximum liability under the Definitive Agreements and with respect to the sale of the Security Assets (except with respect to the breach of any representation and warranty regarding capital leases and obligations for indebtedness) shall not exceed in the aggregate $6.5 Million and will be subject to a deductible basket of $300,000.

Emergis shall provide professional services as required under the [redacted] projects, and such other professional services as reasonably requested by Bell in relation to the Security Business, such professional services to be provided at a fee equal to [redacted]), and to be agreed by Bell and Emergis in accordance with a statement of work under the change management procedure under the agreements to which these services relate.

From the date hereof to the Security Closing Date, Emergis shall carry on the Security Business only in the ordinary course, consistent with past practice, and [redacted] consistent with past practice, without the prior written consent of Bell. In addition, until the Security Closing Date, Emergis shall use reasonable efforts to preserve intact the goodwill of the Security Business and maintain satisfactory relationships with persons with whom it has business relationships in respect of the Security Business.

Emergis and Bell shall agree on a plan and procedures whereby Emergis can provide access to the facilities, books and records and personnel of the Security Business in order to facilitate the transfer of the Securities Business to Bell on the Security Closing Date. Any such access shall be as agreed to by Bell and Emergis, shall be in accordance with Emergis procedures and shall respect Emergis' obligations to its customers and the security of its business.

ARTICLE 2 SUNRISE AGREEMENTS

2.1 Emergis and Bell entered into: (i) an Amended IP Products Agreement dated as of September 30, 2001 (the "Amended IP Products Agreement"), (ii) an Amended Services Agreement dated as of September 30, 2001 (the "Amended Services Agreement"), and

(iii) an Accounts Receivable Management Agreement dated as of August 31, 1998, as amended on September 30, 2001 (the "ARM Agreement", and collectively with the Amended IP Products Agreement and the Amended Services Agreement, the "Sunrise Agreements").

Pursuant to the terms of the Amended IP Products Agreement, Bell acted as agent for Emergis and in consideration of the guaranteed sales revenue paid by Bell to Emergis, has the right to migrate customers presently receiving services related to the IP Products and [redacted] (as such terms are defined in the Amended IP Products Agreement) to a platform designated by Bell upon expiry of their contracts to the extent such migration is completed prior to December 31, 2004. Emergis and Bell agree that the migration schedule will now be accelerated and that it is their intent that all Emergis customers be moved to a platform designated by Bell and Bell will provide services to those customers after June 30, 2004, except for any services provided to Bell by Emergis as part of Bell's purchase of the Security Assets pursuant to the terms and conditions set out in Schedule A of this MOU.

To the extent customers receiving an Emergis invoice for IP Products have not been migrated to a Bell invoice by June 30, 2004, Emergis agrees for a period of up to December 31, 2004 to remain the identified biller on customer invoices, with all benefits, costs and liabilities being for the account of Bell.

Bell and Emergis will continue making the payments in accordance with the procedure set out in the ARM Agreement and in the amounts set out in Schedules A and B of the Amended IP Products Agreement and the Amended Services Agreement until June 30, 2004 only, at which time the Sunrise Agreements will terminate. Following June 30, 2004, all payments under the Sunrise Agreements (other than for amounts for services rendered prior to June 30, 2004) will cease and Bell will be entitled to all amounts paid by customers for services related to the IP Products and [redacted] In consideration of the above, the Parties agree to give each other full release of any claims or demands of any sort related to the ownership of the customers of the Sunrise Agreements.

Bell and Emergis agree that all of the intellectual property, owned and controlled by Emergis and used at June 30, 2004 by Bell exclusively in connection with the IP Products and [redacted] will be transferred and assigned to Bell. In particular, all domain names that are the property of Emergis and that are used in connection with the IP Products and [redacted] will be transferred from Emergis to Bell, including, but not limited to, the rights of Emergis in the following domain names:

- aibn.com
- aira.com
- on.aibn.com
- on.aira.com
- qc.aibn.com
- qc.aira.com

2.2 [redacted]

The Emergis subcontract [redacted], as of June 19 1996, between Bell Canada and Bell Sygma Inc., assigned by Bell Sygma Inc. to BAC Inc. in 1998 and assigned by BAC Inc. to MPACT Immedia Inc. on August 31, 1998, for the provision to Bell of all the services required for the operation of the [redacted] in the Province of Quebec (the "[redacted]") will remain with Emergis and will not be migrated or transferred to Bell pursuant to this MOU. Bell will license on a royalty free basis to Emergis the intellectual property necessary for Emergis to continue to provide the services required for the operation of the [redacted] pursuant to the [redacted]. However the parties agree to terminate the [redacted] and the aforementioned license at the earliest of: a) the termination by [redacted] of its contract with Bell [redacted] or; b) December 31st 2005. The parties acknowledge and agree that until the termination of the [redacted], Emergis will continue to obtain the required services for the [redacted] under the Non-IP Products Agreement Term Sheet executed by Emergis, Bell and BCE Nexxia Inc. and dated August 6, 1999, or any other agreement that the Parties could agree if they chose to replace the Non-IP Products Agreement Term Sheet, [redacted] of the revenues received by Emergis from Bell pursuant to the [redacted]

ARTICLE 3 COMMERCIAL RELATIONSHIP BETWEEN EMERGIS AND BELL

A. BACKGROUND AND STATEMENT OF INTENT

There are currently over 50 agreements between Emergis and Bell and its wholly-owned subsidiaries. Many of the agreements may have expired, some are in effect but are not being used, some overlap and many are short form agreements. Attached as Schedule B to this MOU is a list of the principal agreements currently in Emergis and Bell's inventory. There may also be other existing agreements among Emergis, Bell and its wholly-owned subsidiaries that are not identified in Schedule B to this MOU.

Emergis and Bell wish to set out in this MOU the essential terms and building blocks of their commercial relationship on a going-forward basis in anticipation of a change of control of Emergis.

This MOU focuses on the key agreements and the changes to be made thereto. This MOU also addresses certain issues or claims with respect to existing agreements and sets out how Emergis and Bell have resolved them.

Bell and Emergis undertake to promptly review all of the remaining existing agreements not covered in this MOU to determine and take action, if required, with respect to: (i) the

agreements that are active and should be left "as-is"; (ii) the agreements that are no longer being used and should be terminated; (iii) the agreements that have expired; and (iv) the issues or claims not covered herein.

B. CHANGES TO EXISTING AGREEMENTS

I) Emergis Preferred Supplier Status

Emergis, Bell and BCE Nexxia Inc. entered into a Preferred Supplier Agreement dated as of June 30, 1999 (the "Emergis Preferred Supplier Agreement"). The Emergis Preferred Supplier Agreement terminates on June 30, 2004 or when Emergis is no longer controlled by BCE.

On the Security Closing Date, Bell and Emergis shall execute and deliver the preferred supplier agreement attached as Schedule C to this MOU (the "Preferred Supplier Agreement"). In consideration of the above, the Parties agree to give each other full release of any claims or demands of any sort related to the Emergis Preferred Supplier Agreement.

II[redacted]

Bell shall continue to provide Emergis with transition services for Emergis' customers that are presently using the [redacted] services until December 31, 2004.

Emergis agrees to use its commercially reasonable efforts to migrate the customers for the end of October 2004, such migration to be completed in any event for December 31, 2004.

The price for [redacted] services from April 1, 2004 until October 31, 2004 will be [redacted]; and between November 1, 2004 until December 31, 2004 will be [redacted]

Emergis agrees to commit not to sell or commercialize the [redacted] intellectual property owned or controlled by Emergis, if any, to a third party.

The Parties shall terminate (as of December 31, 2004) the [redacted] dated September 30, 2000 entered into between Emergis and BCE Nexxia Inc. and the Parties agree to give each other full release of any claims or demands of any sort in relation thereto, except for the confidentiality obligations and the indemnification for third party claims which shall survive.

III) Non-IP Term Sheet [redacted]

[redacted]

The Parties acknowledge and agree that by the end of 2004, Emergis will have migrated all its customers out of the [redacted]etwork, except for Bell. Bell will continue to provide Emergis the services (as described in the Non-IP Term Sheet dated as of January 1, 1999) for [redacted] from January 1st 2004 until December 31, 2004 for the sum of [redacted](excluding the telecommunications portion of the services). Bell shall invoice Emergis for these amounts in December 2004. Starting January 2005, Bell will become the sole user of the [redacted]network and will manage and support the services internally for its own use and needs. Emergis will transfer to Bell at no additional cost the servers, and license the applications used by Emergis for Bell to provide itself the [redacted]ervices.

[redacted]

Bell will continue to provide Emergis the services (as described in the Non-IP Term Sheet dated as of January 1, 1999) for the [redacted]rom January 1st 2004 until December 31, 2004 for the sum of [redacted](excluding the telecommunications portion of the services). Bell shall invoice Emergis for these amounts in December 2004. On January 1st 2005, Bell shall deliver to Emergis all its applications previously managed and hosted by Bell for the [redacted]ervices.

Telecommunications Services

Emergis shall pay Bell for the use of the telecommunications portion of the [redacted] and [redacted]service at Bell's going rate, except for the voice services which shall be charged at the price granted in the Long Distance and Toll Agreement to be entered into by the Parties.

Furthermore, the Parties shall enter into a mutually acceptable migration plan whereby Emergis shall migrate its customers that are presently using the [redacted] platform to an Emergis platform prior to December 31, 2004 for [redacted] and [redacted]. Should the migration for [redacted] be delayed past December 31, 2004, Bell agrees to continue to provide the services for the [redacted]to Emergis until June 30, 2005, at the latest, at a cost to be negotiated by the Parties. Emergis recognizes and agrees that Bell is presently offering the service on a "best effort" basis without any guarantees and is under no obligation to update and support the e-[redacted]platform. Emergis also recognizes that Bell shall have no obligation to continue to provide the services after December 31, 2004 for [redacted]nd June 30, 2005 for [redacted] The Parties agree to give each other full release of any claims or demand of any sort in relation with the services provided under the Non-IP Term Sheet.. For further certainty, Bell gives to Emergis a full and complete release for any claim related to the Non-IP 2001 fees and the settlement of such fees contained in a letter dated December 20, 2002 signed by BCE Nexxia Inc. and Emergis.

Pursuant to the Non-IP Products Agreement Term Sheet, or any other agreement that the Parties could agree if they chose to replace the Non-IP Products Agreement Term Sheet, Bell shall continue providing the [redacted] (as that term is defined in the Non-IP Term Sheet) to Emergis until December 31, 2005. Bell shall invoice Emergis monthly for [redacted] received by Emergis pursuant to the [redacted] as mentioned in Section 2.2.

IV) e-Procurement Services

Within thirty (30) days of the Security Closing Date, the Parties will work together in good faith to establish a transition plan for Bell to assume the responsibility for providing procurement services [redacted] as at December 31, 2004. Subject [redacted] such transition shall be at Bell's expense and shall be completed by December 31, 2004 at the latest. [redacted]

[redacted]

[redacted]

V) [redacted]

The Parties shall enter into a mutually agreeable [redacted] services agreement whereby Bell shall provide Emergis with services for the [redacted] Solution at a [redacted] Emergis agrees that Bell's commitment to provide this service for [redacted] upon reasonable terms to Emergis. In any event, the rate charged to Emergis shall not changeover the course of the [redacted].

VI) Invoice Release

Bell shall release Emergis for the sum of two hundred seventy-eight thousand dollars ($278,000) pursuant to the statement of account sent by Bell to Emergis dated June 2002 for the Internet services.

C. NEW BELL AGREEMENTS

I) Long Distance and Toll Agreement

Emergis and Bell shall enter into a mutually acceptable long distance and toll agreement [redacted], whereby Bell shall provide Emergis with long distance and toll services (the "Long Distance and Toll Agreement"). The Long Distance and Toll Agreement will contain standard terms and conditions as are customarily contained in agreements of this nature, to be negotiated by the Parties, except for the following commitment which shall constitute a final binding obligation for both Parties. [redacted]

[redacted]

II)[redacted]Maintenance Agreement

The Parties shall enter into a mutually agreeable [redacted]maintenance agreement, to be effective upon the Security Closing, whereby Bell shall provide Emergis with maintenance services for [redacted]equipment for an aggregate consideration e[redacted] as per the quotation supplied by Bell to Emergis on April 26, 2004.

ARTICLE 4 REPRESENTATIONS AND WARRANTIES

Each Party hereby represents and warrants to each of the other Parties that: (a) it has the power, right and authority to execute this MOU and to perform its obligations hereunder; (b) the execution and delivery of this MOU has been duly authorized by all necessary action; and (c) this MOU has been duly and validly executed and delivered by such Party, and constitutes the legal, valid, binding and enforceable obligation of such Party, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratium and other similar laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

ARTICLE 5 INDEMNITY

Bell and Emergis agree that for each agreement or service migrated from Emergis to Bell pursuant to this MOU, where Bell is to ensure the delivery of services to customers, Bell shall guarantee, save harmless and indemnify Emergis of all claims of any type made by a customer against Emergis based on the services provided by Bell after the migration date of such customer and the services provided to a customer of [redacted] before and after the date hereof, under the Sunrise Agreements.

ARTICLE 6 CONSIDERATION

Upon the Security Closing Date, in consideration for the acquisition of the Security Assets and each of the transactions contemplated herein, Bell shall pay Emergis $45M.

ARTICLE 7 MISCELLANEOUS

A. DEFINITIVE AGREEMENTS

Following execution and delivery of this MOU, the parties shall use their reasonable best efforts to negotiate in good faith, execute and deliver as soon as possible the definitive agreements, where required, to reflect the transactions contemplated by this MOU. The definitive agreements shall set forth the respective rights and obligations of the parties, which rights and obligations shall not be inconsistent with the terms set forth in this MOU, and such other terms as are customarily contained in agreements of this nature.

B. CONFIDENTIALITY AND PRESS RELEASE

Notwithstanding anything to the contrary contained herein, the Parties shall keep this MOU and all matters discussed and disclosed in connection with it confidential, except as such disclosure is required by law and such disclosure as may be included by the Parties in a prospectus or similar offering document or proxy circular in connection with the Bought Deal and as required to be disclosed as part of material change reports that may be filed in connection with the Bought Deal and/or the entering into of this MOU.

Neither Party shall issue any press release or make any other public announcement concerning this MOU, the transactions contemplated herein or any sale to any customer contemplated hereunder without the consent of the other Party, save and except as such disclosure is required by law, in which case the Parties shall coordinate as much as possible the disclosure such that it is consistent.

C. TERM

This MOU shall become effective upon the Bought Deal Closing, saving and excepting Section 2.1, Section 2.2, Section 3B.(I), Section 3B.(II), Section 3B.(III), Section 3B.(IV), Section 3C.(II), Article 6, which sections shall be conditional upon, and shall have no effect until, the occurrence of the Security Closing. For the purposes of this MOU, the Bought Deal Closing shall mean the date on which the escrow conditions related to the subscription receipts issued in connection with the Bought Deal are lifted and BCE receives the funds held in escrow as payment for said subscription receipts.

This MOU shall terminate if: a) the Bought Deal Closing does not occur on or before July 31, 2004, or; b) the purchase and sale of the Security Assets in accordance with the terms hereof does not occur on or before June 30, 2004 or such later date as agreed to by the Parties., and the Parties shall have no further obligation to each other with respect to the provisions contained herein, except for Section 7B (Confidentiality and Press Release) which shall survive any termination of this Agreement and that such termination shall not affect the liability of a party for breach of any of its binding commitments prior to the termination.

For greater certainty, the proposed terms and conditions set forth in this MOU have been proposed and discussed only in the context of the Bought Deal as described above, and would not have similar application should such a transaction not occur.

D. ESSENTIAL CONDITION

The Parties acknowledge and agree that the execution of all definitive agreements to be entered into under this MOU are conditional to all of them being signed and executed by the Parties in accordance with this MOU (with the exception of the Long Distance and Toll Agreement and the NextGen services agreement referred to in Section 3B.(V)). For further clarity, the Parties shall have no obligation to enter into the Preferred Supplier Agreement, to settle the Sunrise Agreements or to transfer the e-Procurement Services if the purchase of the Security Assets is not closed and all of them are not concurrently signed and the validity of such agreements is subject and conditional to the execution of them all.

E. GENERAL

This MOU constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes and replaces any former agreement between the parties, oral or written, representation, or guarantee in respect thereof.

Unless otherwise indicated, all amounts referred to in this MOU are expressed in Canadian dollars.

All costs and expenses incurred in respect of this MOU and in respect of any further negotiations and agreements (including the definitive agreements), including legal and accounting charges, will be borne by the Party which incurs the same.

This MOU and the definitive agreements will be interpreted and enforced in accordance with the laws of the Province of Quebec and the federal laws of Canada applicable therein.

This MOU may be executed in any number of counterparts, each of which when so executed and all of which taken together shall be deemed to constitute one and the same instrument.

This MOU has been executed by each of the Parties' duly authorized representative as of the date first written above.

BCE EMERGIS INC.

By: ______________________
Name:
Title:

BCE INC.

By: ______________________
Name:
Title:

BELL CANADA

By: ______________________
Name:
Title:

Unless otherwise indicated, all amounts referred to in this MOU are expressed in Canadian dollars.

All costs and expenses incurred in respect of this MOU and in respect of any further negotiations and agreements (including the definitive agreements), including legal and accounting charges, will be borne by the Party which incurs the same.

This MOU and the definitive agreements will be interpreted and enforced in accordance with the laws of the Province of Quebec and the federal laws of Canada applicable therein.

This MOU may be executed in any number of counterparts, each of which when so executed and all of which taken together shall be deemed to constitute one and the same instrument.

This MOU has been executed by each of the Parties' duly authorized representative as of the date first written above.

BCE EMERGIS INC.

By: ____________________

Name:
Title:

BCE INC.

By: [signature]

Name: William D. Anderson
Title: President, BCE Ventures Inc.

BELL CANADA

By: [signature] John Hall

Name: John Hall
Title: SVP, Marketing & Planning Enterprise Group Bell Canada

MAY-06-2004 15:02 FROM: 416 593 2686 TO:+5143913768 P.1/2

SCHEDULE A
TERM SHEET FOR PURCHASE OF SECURITY ASSETS

PARTIES: BCE Emergis Inc. and, if required, one or more of its direct or indirect subsidiaries ("Emergis") and Bell Canada or a controlled subsidiary ("Bell").

TRANSACTION: On or before the Closing Date (as defined below), the parties will enter into a purchase agreement wherein Bell would acquire all of Emergis' right, title and interest in and to all assets, property, equipment, books and records (if any), contracts and related obligations (other than obligations for indebtedness), intellectual property, telecommunications equipment, software and servers relating exclusively to the Security Business (the "Security Assets"). "Security Business" means (a) the business relating to the following agreements: (i) [redacted] (ii) [redacted] (iii) [redacted]; (iv) [redacted] (v) [redacted] (vi) [redacted] (vii) [redacted] (viii) [redacted] and (b) [redacted]

Emergis will receive all accrued benefits of the Security Business in respect of the period prior to Closing and will be liable for all incurred liabilities of the Security Business in respect of the period prior to Closing. Bell will receive all accrued benefits of the Security Business in respect of the period after Closing and will be liable for all incurred liabilities of the Security Business in respect of the period after Closing. At Closing, Bell shall pay to Emergis all outstanding amounts owed to Emergis, and any amounts on account of pre-paid expenses in respect of the period after Closing.

Except for liabilities of the Securities Business which will be incurred after Closing, the Security Assets will be transferred free and clear of all encumbrances. All capital lease obligations accrued up to Closing will be paid in full by Emergis.

EMPLOYEES:

At Closing, Bell shall make offers of substantially equivalent employment and similar positions to all non-operational Emergis Security Business employees (the "Security Employees") on terms no less favourable than the terms of employment of such Security Employees immediately prior to Closing. Upon the termination of the Transition Services, Bell shall make offers of substantially equivalent employment and similar positions to all operational Emergis Security Business employees engaged in the Transition Services (as defined below) (the "Operations Security Employees") on terms no less favourable than the terms of employment of such Operations Security Employees immediately prior to the termination of the Transition Services. Prior to such offers of employment, Emergis shall pay in full amounts in lieu of accrued vacation entitlements in excess of eight (8) weeks per employee of all Security Employees and Operations Security Employees.

Emergis shall use its reasonable best efforts (which for greater certainty shall not include incurring any additional financial obligations or liabilities) to encourage the Security Employees to accept employment with Bell. The parties agree to work together to develop a retention plan agreeable to both parties to encourage the Security Employees to remain employees of Emergis until the Closing Date, and to accept employment with Bell.

Bell will save and hold Emergis harmless from (a) any liabilities relating to Security Employees or Operations Security Employees who accept employment with Bell in respect of the period after Closing or termination of the Transition Services, as applicable, and (b) any claim or liability for severance, termination of employment or constructive dismissal with respect to any Security Employees or Operations Security Employees. Emergis will save and hold Bell harmless from any liabilities relating to Security Employees in respect of the period prior to Closing, other than any liability for severance, termination of employment or constructive dismissal.

Emergis to promptly notify Bell upon becoming aware of any Security Employee's or Operations Security Employee's intention to terminate his or her employment or not to accept employment with Bell.

TAX ELECTIONS:

The parties will sign joint election(s) for tax purposes when required. Emergis shall provide Bell with all the information needed for Bell to determine its tax liability with respect with the Security Assets including the nature, the location and the value of the assets broken down by province.

The parties shall agree on the most suitable transaction structure with a view to structuring the transaction in a manner which is tax efficient for all parties.

CAPITAL EXPENDITURES:

On Closing, Bell will pay to Emergis [redacted] of all capital expenditures required for the Security Business up to a maximum of [redacted] incurred by Emergis from the date hereof to the Closing Date. All of the relevant assets purchased with such Emergis capital expenditures shall form part of the Security Assets. It is contemplated that a majority of such capital expenditures shall be expended under [redacted]

TRANSITIONAL SERVICES:

Following the Closing, in order to minimize disruption to the continuing operations of the Security Business and the other operations of Emergis, Emergis will, subject to the reasonable direction of Bell, continue to manage the provision of security services currently provided from the locations at 120 and 160 Commerce Valley Drive, Thornhill, Ontario (the "Thornhill Location"), until such time as such services may be transitioned to Bell (the "Transition Services") to a maximum of twelve (12) months, unless otherwise extended by agreement of both parties (the "Transition Period"). During the Transition Period, Emergis and Bell shall agree on a plan for the orderly transition of the Transition Services from Emergis to Bell. The Transition Services shall be provided by Emergis at [redacted] and shall be in accordance with such other terms and conditions as may be agreed to between the parties.

For greater certainty, all Security Assets at or in respect of the Thornhill Location shall form part of the Security Assets transferred at Closing. Whether Bell assumes any of the obligations with respect to the lease for the Thornhill location shall be discussed and agreed to during the Transition Period.

Upon the termination of the Transition Services, Bell shall provide offers of employment to the Operations Security Employees in accordance with the Section "Employees" above.

Emergis shall provide reasonable assistance to Bell, if required, to obtain certification or recertification of the Security Business after Closing (which for greater certainty shall not include any obligation by Emergis to incur any additional financial obligations or liabilities).

Should during the Transition Period Bell determine that an asset (including equipment, intellectual property, and software) owned by Emergis is material and is required to operate, and is not exclusively related to, the Security Business (as it exists on the Closing Date), Bell and Emergis agree to in good faith discuss and negotiate a plan (including the terms and conditions thereof) by which Emergis shall make available to Bell such asset for use in the Security Business at the cost to Emergis of providing and or/operating the required portion of such asset to Bell, without disruption to the business of Emergis.

SCHEDULE B
BELL AND EMERGIS PRINCIPAL COMMERCIAL AGREEMENTS

Sunrise Agreements

1. Amended IP Products Agreement
2. Amended Services Agreement
3. Receivables Assignment Agreement
4. Accounts Receivable Mngt. Agreement (ARM)
5. Amendment to ARM

Preferred & Channel Agreements

1. Preferred Supplier Agreement
2. PASS Security Services LOA

Customer Agreements

1. eProcurement Services Agreement
2. eProcurement Services Agreement with Nexxia
3. Software Sublicense with Nexxia
4. PKI Agreement with Bell
5. Global eSecurity LOA with Bell
6. Security Services LOA with Bell
7. Master Secure Channel Project Subcontract
8. Network Services Agreement with Bell & Nexxia
9. [redacted] Agreement with Bell

Active Agreements

1. Concept Fee LOA
2. Master Purchase Agreement
3. SOW for OTCC PACC for Mobility & Certen
4. Privity Agreement with Bell Mobility
5. Privity Agreement with Bell Trust
7. Transaction Processing Agreement
8. eInvoicing License
9. SOW under MPA for eBill Presentment
10. SOW under MPA for Drug Plan Admin Services
11. IT Interface Service Delivery Subcontract with Bell
12. Non-IP Term Sheet with Bell and Nexxia
13. Tax Indemnity Amendment Agreement
14. Reseller Agreement with Bell
15. Development Work Proposal with Mobility
16. MOU with [redacted] re: maintenance

Inactive/Completed Agreements

1. Transition Services Agreement
2. Bell NCS Agreement
3. Privity Agreement with Certen
4. Website Development Agreement
5. Professional Services Agreement
6. Services LOA with Actimedia
7. PSO Agreement with Nexxia
8. Alliance Agreement with Bell re: POS
9. RBC MSO Agreement with Bell & Nexxia
10. Teaming Agreement with Nexxia
11. Anikon 200 Services Agreement with Telesat
12. Internetworking Maintenance Agreement

Unclassified Agreements

1. [redacted]
2. [redacted]
3. [redacted]
4. Master Maintenance Services Agreement
5. LOA with Entrust
6. Contract with Entrust
7. Exhibits to above

SCHEDULE C
PREFERRED SUPPLIER AGREEMENT

MADE THIS 6th DAY OF MAY, 2004.

BY AND BETWEEN: **BCE EMERGIS INC.**

(hereinafter referred to as "**Emergis**")

1.1 AND BELL CANADA

(hereinafter referred to as "**Bell**")

WHEREAS Emergis sells the Emergis Services (as hereinafter defined) to its served markets;

WHEREAS Bell sells the Bell Services (as hereinafter defined) to its served markets; and

WHEREAS it is the intention of the parties hereto that Emergis shall be the preferred supplier for the Emergis Services to Bell and/or its Subsidiaries (as hereinafter defined) for resale or for their internal use; and that Bell shall be the preferred supplier for the Bell Services to Emergis and/or its Subsidiaries for resale or for their internal use.

NOW THEREFORE, THIS AGREEMENT WITNESSETH:

In consideration of the mutual covenants contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

1. INTERPRETATION

1.1 **Definitions**. Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

1.1(a) "**Agreement**" means this Agreement and all instruments supplemental hereto or in the amendment or confirmation hereof. The words "**hereto**", "**herein**", "**hereof**", "**hereby**" and "**hereunder**" and similar expressions refer to this Agreement and not to any particular Article, Section or other subdivision of it. References herein to an Article, Section or Exhibit or other

subdivision refer to the applicable Article, Section or Exhibit or other subdivision of this Agreement.

1.1(b) "**Bell Services**" means the Bell Enterprise Suite of Products and Services as more fully described in Exhibit A to this Agreement.

1.1(c) "**Bell Competitor**" means [redacted] and their respective successors and assigns, as well as any entity who principally offers products or services that compete with core telecom products or services of Bell or its Subsidiaries with more than [redacted] which are (i) resellers; or (ii) telecommunications common carriers including, but not limited to, any provider of voice, data or image services, whether carried over fixed or wireless networks; or (iii) Internet service or access providers as well as any international entity with more than [redacted] which are telecommunications common carriers including, but not limited to, any provider of voice, data or image services, whether carried over fixed or wireless networks and have a clear strategy to compete with Bell in Canada.

1.1(d) "**Confidential Information**" means, subject to Section 8.2, for the purposes of this Agreement, in relation to a person, information known or used by such person in connection with its business including, but not limited to, such person's know-how, innovations, inventions, ideas, work, methodology, technology, concepts, drawings, research, analysis, formula, process, technique, customer information, financial information, marketing information, and information as to business opportunities and research and development, which by its nature is confidential or which is indicated to be so by the person, its directors, officers, employees or agents.

1.1(e) "**Disclosing Party**" has the meaning set out in Section 8.1.

1.1(f) "**Emergis Services**" means Emergis' business solutions in the areas of payment, on-line lending, health care claims and transactions processing as more fully described in Exhibit B to this Agreement.

1.1(g) "**Material Breach**" has the meaning set out in Section 7.1.

1.1(h) "**Party**" or "**Parties**" shall mean Emergis (which shall include, where relevant, its Subsidiaries) and Bell (which shall include, where relevant, its Subsidiaries).

1.1(i) "**Recipient**" has the meaning set out in Section 8.1.

1.1(j) "**Recipient's Agents**" has the meaning set out in Section 8.1.

1.1(k) "**Steering Committee**" shall mean a committee composed of an officer of Emergis and an officer of Bell.

1.1(l) "**Subsidiary**" shall mean a subsidiary within the meaning of subsection 2(5) of the *Canada Business Corporations Act*.

1.1(m) "**Term**" has the meaning set out in Article 3.

1.2. **Preamble.** The preamble hereto is incorporated herein by reference and deemed to be part of this Agreement.

1.3 **Headings.** The headings in this Agreement are inserted for convenience of reference only and shall not affect the interpretation hereof.

1.4 **Currency.** All dollar amounts in this Agreement refer to Canadian dollars.

2. OBJECT OF AGREEMENT

The Parties hereby agree to grant to each other a preferred supplier right, for the provision of Emergis Services by Emergis to Bell and/or its Subsidiaries and for the provision of Bell Services by Bell to Emergis and/or its Subsidiaries, in accordance with the terms set forth in this Agreement.

3. TERM

This Agreement is for a term of five (5) years from the date hereof (the "**Term**").

4. PREFERRED SUPPLIER

4.1. Subject to the terms of this Agreement, Emergis shall be the preferred supplier of all Emergis Services to Bell in Canada whether for internal uses or for customer use. In addition, Bell shall, during the Term, use its best efforts to cause its wholly-owned Subsidiaries to comply with the provisions of this Agreement.

4.2. Subject to the terms of this Agreement, Bell shall be the preferred supplier of all Bell Services to Emergis in Canada whether for internal uses or for customer use. In addition, Emergis shall, during the Term, use its best efforts to cause its wholly-owned Subsidiaries to comply with the provisions of this Agreement.

4.3. In those cases where any Subsidiary agrees to treat Emergis as its preferred supplier of Emergis Services, or to treat Bell as its preferred

supplier of Bell Services, as the case may be, then such Subsidiary will follow the procedures outlined in this Agreement.

4.4. In the event that a Party's customer specifically refuses to purchase from, or be serviced by, the other Party, then that Party shall be relieved of all of its obligations pursuant to this Agreement in relation to that particular customer. Notwithstanding the foregoing, each Party shall use its commercial best efforts to demonstrate to every potential customer the effectiveness of the other Party's products and services.

SECTION 2. 5. PROCEDURES

5.1. Bell hereby agrees that (i) Emergis shall have a right of first offer for the provision of any of the Emergis Services should Bell be required to procure services similar to Emergis Services from a third party, and (ii) subject to the provisions of this Article 5, Emergis shall provide the Emergis Services. [redacted]

5.2 Emergis hereby agrees that (i) Bell shall have a right of first offer for the provision of any of the Bell Services should Emergis be required to procure services similar to Bell Services from a third party, and (ii) subject to the provisions of this Article 5, Bell shall provide the Bell Services [redacted]s.

5.3 Bell shall provide to Emergis a written notice of its need for Emergis Services. The notice will disclose in reasonable detail, with same level of detail that it would provide to any other potential supplier, the nature of the Emergis Services to be contracted for and the requirements along with the name of a Bell officer to act as contact.

5.4 Emergis or any of its Subsidiaries may provide a proposal for such services to Bell by delivery of a written notice to such effect within [redacted] If Emergis or a Subsidiary thereof has failed to respond in writing within such [redacted] such failure to respond shall be deemed to be an election not to provide a proposal for the Emergis Services.

5.5 The Emergis proposal [redacted] shall be evaluated by Bell. In so doing, Bell shall act reasonably. If, in the evaluation of Bell, acting reasonably, the proposal provided by Emergis (or one of its Subsidiaries), [redacted], then Bell shall enter into a commercial arrangement with Emergis for the Emergis Services.

5.6 In the case where [redacted] by Bell, Bell shall promptly advise Emergis in writing [redacted]r.

5.7 If the proposed contract for Emergis Services is a contract [redacted] for Emergis over the term of the contract, then prior to Bell awarding a bid and prior to the execution of an agreement [redacted] If the selection of Emergis as supplier cannot be resolved [redacted] the matter will be escalated to the Steering Committee, which shall review and report as to its conclusions within five (5) business days.

5.8 Emergis shall provide to Bell a written notice of its need for Bell Services. The notice will disclose in reasonable detail with same level of detail that it would provide to any other potential supplier, the nature of the Bell Services to be contracted for and the requirements along with the name of an Emergis officer to act as contact.

5.9 Bell or any of its Subsidiaries may provide a proposal for such services to Emergis by delivery of a written notice to such effect within [redacted] after delivery of such notice. If Bell or a Subsidiary thereof has failed to respond in writing within such [redacted] such failure to respond shall be deemed to be an election not to provide a proposal for the Bell Services.

5.10 The Bell proposal, taken as a whole, shall be evaluated by Emergis. In so doing, Emergis shall act reasonably. If, in the evaluation of Emergis, acting reasonably, the proposal provided by Bell (or one of its Subsidiaries), [redacted]

[redacted], then Emergis shall enter into a commercial arrangement with Bell for the Bell Services.

5.11 In the case where [redacted], Emergis shall promptly advise Bell in writing [redacted].

5.12 If the proposed contract for Bell Services is a contract [redacted] for Bell over the term of the contract, then prior to Emergis awarding a bid and prior to the execution of an agreement [redacted] If the selection of Bell as supplier cannot be resolved [redacted] the matter will be escalated to the Steering Committee, which shall review and report [redacted]

5.13 If the proposed contract for Emergis Services, or Bell Services, as the case may be, [redacted] for either Party, the escalation process described in the preceding section should only take place to the extent [redacted] Emergis, or Bell, is of the opinion that the intent of the Agreement is being contravened.

5.14 In the case where another supplier [redacted]

5.15 Notwithstanding the foregoing, the Parties agree to apply any shorter time delays than those set forth in this Article 5 if such prescribed time is imposed by a third party.

5.16 Bell shall not renew or extend any contract with a third party for services similar to Emergis Services without having provided Emergis the opportunity to provide a proposal to supply the Emergis Services as contemplated hereunder. Emergis shall not renew or extend any contract with a third party for services similar to Bell Services without having provided Bell the opportunity to provide a proposal to supply the Bell Services as contemplated hereunder.

6. STEERING COMMITTEE

6.1 Any interpretation issue relating to the Agreement as well as the matters mentioned in Article 5 hereof shall be referred to the Steering Committee.

6.2 The Steering Committee shall have the authority to add other products and services to the designation of "Bell Services" or "Emergis Services" provided they are in the same areas as those listed in Exhibit A or Exhibit B to this Agreement, as the case may be, and they have proven capabilities and potential for commercial success.

7. TERMINATION

7.1 Either Party may terminate this Agreement, or at its sole discretion, terminate the preferred supplier status granted to the breaching Party by this Agreement, in the event that the other Party commits a breach of one or more of its material duties or obligations under this Agreement (a "**Material Breach**"), and such breaching Party does not cure the Material Breach within 30 days after written notice is given specifying the details of the Material Breach. The Party not in breach may terminate this Agreement, or at its discretion, terminate the preferred supplier status of the breaching Party, immediately after such 30 days by giving written notice to the other. In the event that a Party chooses to end the preferred supplier status of the breaching Party, the breaching Party shall remain bound by and liable for all its obligations in favour of the terminating Party.

7.2 Either Party may, by written notice to that effect, terminate this Agreement, at its sole discretion, in the event that the other Party becomes a substantial direct competitor in any activity identified as a Bell Service or an Emergis Service provided by the terminating Party, in Exhibits A or B as the case may be, under this Agreement. Such termination right shall be subject to escalation to, and review by, the CEOs of the Parties.

7.3 Bell may, at its option, terminate this Agreement within 30 days after it is informed of a change of Control of Emergis, if such change of control is made in favour of a Bell Competitor. For the purpose of this Section, Control means the direct or indirect beneficial acquisition of the ownership of more than 50% of the voting shares in the capital of a Party.

8. CONFIDENTIALITY

8.1 Except as expressly authorized in writing, each Party (for the purpose of this Article 8, the **"Recipient"**):

a) shall not, and shall ensure that each of its directors, officers, employees and agents (collectively, the **"Recipient's Agents"**) shall, hold in confidence and keep confidential the Confidential Information of the other Party (the **"Disclosing Party"**);

b) shall not, and shall ensure that none of the Recipient's Agent shall, directly or indirectly, use or disclose any such Confidential Information except to the extent that it is strictly necessary to enable the Recipient to exercise its rights and perform its obligations under this Agreement;

c) shall not, and shall ensure that none of the Recipient's Agents shall, except to the extent necessary to enable the Recipient to exercise its rights and perform its obligations under this Agreement, make copies of such Confidential Information, and

d) shall, and shall ensure that each of the Recipient's Agents shall maintain all such Confidential Information in a manner so as to protect the same against wrongful disclosure, misuse, espionage and theft.

8.2. Confidential Information does not include information:

a) which is or becomes generally available to the public through no breach by the Recipient of this Agreement or any other obligation of the Recipient or the Recipient's Agents to the Disclosing Party;

b) of which the Recipient or the Recipient's Agents had knowledge before the date of this Agreement unless the same was disclosed to the Recipient or the Recipient's Agents by the Disclosing Party;

c) of which the Recipient or the Recipient's Agents obtained knowledge from a third party, unless such third party obtained or disclosed such Confidential Information in violation of any duty' or obligation of confidence owed to the Disclosing Party;

d) which is permitted to be used or disclosed by the Recipient or the Recipient's Agent pursuant to this Agreement or any other agreement to which both the Disclosing Party), and the Recipient are parties to; or

e) which must be disclosed as required by law, regulation, or order of a judicial or governmental authority or pursuant to a final order or judgment of a court of competent jurisdiction, provided, however that the Recipient or the Recipient's Agent shall first have given prompt notice to the Disclosing Party in order to permit the Disclosing Party a reasonable opportunity to interpose an objection or obtain a protective order to protect the confidentiality of such information.

9. COMPLETE AGREEMENT

This Agreement replaces and supersedes any other prior commitments between the Parties and Subsidiaries creating a preferred supplier or preferred channel status in favor of one or the other, for any services or products offered by a Party or Subsidiary.

10. NOTICES

Any notice, consent, authorization, direction or other communication required or permitted to be given hereunder shall be in writing and shall be delivered either by personal delivery or by telecopier or similar telecommunications device and addressed as follows:

a) in the case of BCE Emergis Inc., at:

1155 René-Lévesque Blvd., West
Suite 2200
Montreal, Québec
H3B 4T3

Attention: President
With a copy to: Corporate Secretary

Telecopier: (514) 868-2340

b) in the case of Bell Canada, at:

87 Ontario Street West
5th Floor
Montreal, Québec
H2X 1Y8

Attention: President - Enterprise
Telecopier: (514) 391-6400
With a copy to:

1000 de la Gauchetiere Street West
41st Floor
Montreal, Québec
H3B 5H8

Attention: Vice-President & General Counsel
Telecopier: (514) 870-4819

Any Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such party at its changed address. Any such communications shall be deemed to have been validly and effectively given if personally delivered, on the date of such delivery if such date is a business day and such delivery was made prior to 4:00 p.m. (Montreal time) and otherwise on the next business day, or if transmitted by facsimile or similar means of recorded communication on the business day following the date of transmission.

11. COUNTERPARTS

This Agreement may be executed in any number of counterparts (including counterparts by facsimile), each of which when so executed shall be deemed an original, and such counterparts together shall constitute one and the same instrument.

12. SEVERABILITY

If any provision of this Agreement shall be determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect.

13. SUCCESSORS IN INTEREST

This Agreement and the provisions hereof shall enure to the benefit of and be binding upon the Parties and their respective successors and assigns. Each Party may not assign this Agreement or any of his rights and obligations hereunder without the prior written consent of the other Party which consent may not be unreasonably withheld.

14. AMENDMENT

No amendment shall be binding unless expressly provided in an instrument duly executed by the Parties.

15. WAIVER

No waiver, whether by conduct or otherwise, of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in an instrument duly executed by the Parties to be bound thereby.

16. GOVERNING LAW

This Agreement shall be governed by, interpreted and enforced in accordance with the laws of the province of Québec and the laws of Canada applicable therein. Each Party hereby attorns to the exclusive jurisdiction of the Courts of the Province of Québec, district of Montreal. The Parties specifically renounce to the application of Sections 2125 and 2129 of the *Civil Code of Québec.*

17. LANGUAGE

The Parties acknowledge that they have expressly requested and are satisfied that this Agreement and all related documents be drawn up in the English language only; *les parties aux présentes reconnaissent qu'elles ont exigé expressément que la présente convention et tout document qui s'y rattache soit rédigé en langue anglaise seulement et s'en déclarent satisfaites.*

IN WITNESS HEREOF, the Parties have executed this Agreement on the date first above-mentioned.

BCE EMERGIS INC.

By:________________________________
Name:
Title:

BELL CANADA

By:________________________________
Name:
Title:

EXHIBIT A
BELL SERVICES

The "Bell Enterprise Suite of Products and Services" are:

- "WAN": wide area network, carrier infrastructure (including Internet connectivity) and customer edge devices (routers and/or switches)
- "MAN": metropolitan local area network, private fibre optic infrastructure including building, monitoring, management and maintenance of fibre optic networks and termination equipment
- "IP Telephony": IP based network telephony services including IP telephony terminals (devices the principal purpose of which is to originate and/or terminate IP synchronous voice communications), call server, IP LAN/WAN and associated synchronous voice, data, video communication services
- "Contact Centre": products and services used for intelligent call routing, voice portal, CTI inbound and outbound, integration of the contact centre solutions on the desktop including coordinated presentation services
- "Local and long distance voice services, PBX and telecommunication equipment"
- "Wireless LAN hardware and services"
- "Network management and outsourcing"

EXHIBIT B

EMERGIS SERVICES

Emergis Payment Solutions

Electronic Payment - Canada

In Canada, our electronic bill payment and tax filing enabling solutions allow business customers to pay bills and to file and pay their taxes directly from their personal computers or telephones, whether those bills and taxes are received by regular mail or presented electronically. We also offer to billers a payment delivery notification service that notifies them on a daily basis of who has paid their bill electronically and how much they have paid. Our clients can locate and retrieve real-time payment transaction information in order to resolve customer and creditor issues.

Business to Business Bill Presentment

Emergis eInvoicing delivers cost and cash management efficiencies by automating the business functions of invoicing and payment. Suppliers and buyers collaborate through a simple, intuitive and secure application for presenting, routing, disputing, processing, approving and settling invoices. The solution eliminates paper and postage costs and improves the management of the working capital by reducing the time it takes to process invoices and payment.

Visa Commerce

We are a primary development and operations partner for Visa Commerce, an integrated global payment and information management solution provided by Visa USA and Visa International to member banks and their corporate customers. We have developed the core pre-processing engine and related applications in addition to providing key messaging technology and services to enable banks, buyers, and suppliers to utilize the solution. We also host the solution and are the primary interface to VisaNet, Visa's global settlement network.

Point-of-Sale Transaction Processing Services

Emergis provides of point-of-sale transaction processing services in Canada. We provide merchants and credit card issuers with a platform to electronically verify and process point-of-sale transactions such as credit card and debit card transactions. We collect transaction data from point-of-sale devices such as electronic cash registers and credit card swipe terminals. We route and process this data through our internally developed on-line, real-time transaction-processing system, and then return to the point-of-sale device the information required to complete the transaction.

Business to Consumer Bill Presentment

e-route's electronic bill presentment solution, known as Webdoxs, allows billers to eliminate paper bills by delivering bills electronically to consumers in a secure manner. Delivery of these documents is achieved through the Internet banking facilities of seven participating financial institutions. Billers can customize the information presented to each customer using one-to-one marketing techniques.

Emergis Health Solutions

Claims Processing and Pharmacy Management

We operate the largest private electronic real-time, point-of-sale claims network for adjudicating prescription drug claims and transmitting dental claims in Canada and payments. 99% of Canadian pharmacies and the majority of Canadian dentists can submit claims on our system, either via a direct

network connection installed in pharmacies or via exchange gateways interfacing with other telecommunication carriers or private corporate networks. Our health claims processing solutions enable us to quickly and efficiently process claims for payor organizations, to offer web-based practice management software to health care providers, to provide IT pharmacy management and network solutions to pharmacies, and to provide other valuable services and information to healthcare payors and their providers. We also process workers' compensation claims, property and casualty insurance companies claims and other governmental entities claims. We offer drug utilization review and prescription drug database. Through the acquisition of InfoPharm and Tri-Comp Systems, we now provide design, development and marketing of dispensary and point of sales software solutions customized for and pharmacy management software and point of sale systems.

It includes claims settlement and point of sale solutions with prescription management, order fulfillment, and inventory control; and practice management software for healthcare providers. This will enable us to offer more complete solutions within the pharmacy back office, allowing pharmacies to focus on customer service and not on managing the backend processes for those services. This more complete solution will be leveraged and expanded to offer province wide pharmacy solutions.

Pharmacy Information Network (PIN)

This wide pharmacy solution offers to the healthcare providers and pharmacists a central library and repository of prescripcriptions allowing the professionals to better serve their patients and avoid conflicting usage of drugs, better control of drug utilization review, refill, etc.

ebill

ebill.ca is a web-based claim management service connecting health practitioners and payors. ebill.ca users reliably and securely edit, submit, and reconcile claim data with their payor for one low monthly price.

Genie

Genie develops and markets clinical and practice management solutions to dental, optometric and medical clinics across Canada. Genie provides three areas of the medical industry with integrated solutions. Our solutions range from IBM RISC System/6000's to IBM Business Computers running AIX, SCO UNIX, Linux, Open BSD, NT and Integrated Windows Software.

Total Care

Browser base ordering, dispensing and shipping software for the distance based pharmacy. Modules include Cyber-Clinic, DUR, Provider and drug eligibility, International dispensing.

Emergis Lending Solutions

Vendor Services Exchange

We provide an on-line workflow management system that electronically transmits data and documents between lenders, brokers, and third party product or service vendors. Using this single source, lenders and brokers order mortgage-related products or services, check order status in real time, and vendors may transmit data to the entity purchasing the product or service to fulfill the orders. Products available from participating vendors include appraisals/collateral assessments, title products, flood determinations and property reports. We are also developing: (i) an on-line environment, called Emergis Electronic Closing Services, for creating, viewing and presenting closing, disclosure and other documents pertaining to loans and performing other actions related to coordinating loan procedures, as well as executing loan documents and associated documentation using digital signature technology; and (ii) a secure repository for on-line storage of electronic loan files, called Emergis Electronic Vault Services.

eLending Interchange

In Canada, our real-estate eLending Interchange solutions allow financial institutions and notaries/real estate lawyers in the Province of Québec to electronically exchange loan information for the completion of mortgage loans, removing the necessity of re-entering the same information multiple times. These solutions also permit financial institutions to electronically access appraisal services offered by third-party appraisers connected to the eLending Interchange, and permit the real-estate legal community (i.e. notaries and real-estate lawyers) to register and to electronically access title to real property. We also offer eLending solutions for the automotive industry through our automotive eLending Interchange.

BCE Emergis

Dear Shareholder: May 14, 2004

On behalf of the board of directors, I am pleased to invite you to a special meeting of shareholders (the "**Special Meeting**") of BCE Emergis Inc. ("**BCE Emergis**") to be held at the Centre Mont-Royal (Cartier Hall), 2200 Mansfield Street, Montréal, Québec, Canada, H3A 3R8, on June 16, 2004 at 10:00 a.m. (Eastern Daylight Time) for the following purposes:

- approving a special resolution (the "**First Special Resolution**") authorizing a first reduction in the stated capital account of the common shares of BCE Emergis (the "**First Reduction of Stated Capital**") to effect a one-time special distribution of $1.45 per common share by way of a return of capital (the "**Special Distribution**");
- approving a special resolution (the "**Second Special Resolution**") authorizing a further reduction in the stated capital account of the common shares of BCE Emergis (the "**Second Reduction of Stated Capital**") in an amount of $1.21 billion. **No cash distribution is being made in connection with the Second Reduction of Stated Capital.**

We believe that the Special Distribution represents an appropriate use of BCE Emergis' substantial financial resources to rebalance our capital structure and to right-size our available cash resources to a level which is more in line with our revenue base. This also signals our confidence in our ability to create shareholder value with our remaining financial resources. After the payment of this Special Distribution, we will have an adequate amount of cash to fund our growth strategy through large customer deals, organic growth and acquisitions. The Second Reduction of Stated Capital is being proposed to address limitations under our governing statute which result from the historically high amount of the stated capital account of our common shares.

BCE Inc. has irrevocably agreed to vote its 65,906,781 common shares of BCE Emergis, representing 63.8% of the outstanding shares, **FOR** the First Special Resolution and has indicated to management its intention to vote **FOR** the Second Special Resolution.

The Notice of Special Meeting and Management Proxy Circular of BCE Emergis accompanying this letter contains a detailed description of the First and the Second Special Resolutions and outlines the specific actions to be taken at the Special Meeting.

After careful consideration and upon a favourable recommendation of the independent committee of the board of directors (as more fully described in the attached Management Proxy Circular), the board of directors has concluded unanimously that the proposed First Reduction of Stated Capital to effect the Special Distribution is in the best interests of BCE Emergis and is recommending that the shareholders vote FOR the approval of the First Special Resolution.

After careful consideration, the board of directors has also concluded unanimously that the proposed Second Reduction of Stated Capital is in the best interests of BCE Emergis and is recommending that the shareholders vote FOR the approval of the Second Special Resolution.

Please note that if the First Special Resolution is approved by the shareholders at the Special Meeting on June 16, 2004 and confirmed by the board of directors of BCE Emergis immediately thereafter, the record date for determining shareholders entitled to the Special Distribution will be June 25, 2004 and the Special Distribution will be paid on or about June 30, 2004. The common shares will start trading ex-distribution on June 23, 2004.

If you are unable to attend in person, please date, sign and promptly return the enclosed proxy form in the envelope provided for this purpose. If you intend to be present at the Special Meeting, you may nevertheless find it convenient to express your views in advance by completing and returning your proxy.

Sincerely yours,

Michael J. Sabia
Chairman of the Board of Directors
BCE Emergis Inc.

BCE Emergis Inc.
#2200
1155, boul. René-Lévesque Ouest/West
Montréal (Québec) H3B 4T3

BCE EMERGIS INC.

BCE Emergis

NOTICE OF 2004 SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting of the shareholders (the "**Special Meeting**") of BCE Emergis Inc. ("**BCE Emergis**") will be held at the Centre Mont-Royal (Cartier Hall), 2200 Mansfield Street, Montréal, Québec, Canada, H3A 3R8, on June 16, 2004 at 10:00 a.m. (Eastern Daylight Time) for the purposes of:

- considering and, if deemed advisable, approving a special resolution of the shareholders (the "**First Special Resolution**") authorizing a reduction in the stated capital account of the common shares of BCE Emergis for the purpose of effecting a one-time special distribution of $1.45 per common share by way of a return of capital;
- considering and, if deemed advisable, approving a special resolution of the shareholders (the "**Second Special Resolution**") authorizing a reduction in the stated capital account of the common shares of BCE Emergis in an *amount of $1.21 billion; and*
- transacting such other business as may properly be brought before the Special Meeting or any adjournment or postponement thereof.

The full text of the First Special Resolution and the Second Special Resolution is reproduced as Schedule A and Schedule B to the Management Proxy Circular.

Only shareholders of record at the close of business on May 17, 2004 will receive a notice of the Special Meeting and will be entitled to vote, in person or by proxy.

By order of the Board of Directors

Monique Mercier
Executive Vice-President, Law and
Corporate Secretary

Montréal, May 14, 2004

IMPORTANT

In order that the greatest possible number of shares may be represented and voted at the Special Meeting, registered shareholders who are unable to attend the Special Meeting should return their completed proxies to our transfer agent, CIBC Mellon Trust Company before 4:45 p.m. (Eastern Daylight Time), Tuesday, June 15, 2004 or, in the event that the Special Meeting is adjourned or postponed, by no later than 5:00 p.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed Special Meeting. Proxies can be sent to our transfer agent: (i) by MAIL by completing, dating, signing and returning the enclosed form of proxy to CIBC Mellon Trust Company in the enclosed prepaid envelope provided for that purpose, before the above mentioned date and time; (ii) by FAX at 1 866 781-3111 (toll-free within North America only); or (iii) by HAND DELIVERY at 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9 or at 2001 University Street, Suite 1600, Montréal, Québec, Canada, H3A 2A6. **Please refer to the annexed Management Proxy Circular for details. If <u>you are not a registered shareholder</u> (i.e., if your shares are held through a bank, trust company, securities broker or other nominee), please refer to Q&A No. 19 in the Management Proxy Circular, which explains how to vote your shares.**

BCE EMERGIS INC.

MANAGEMENT PROXY CIRCULAR DATED MAY 14, 2004

QUESTIONS AND ANSWERS ON VOTING AND PROXIES

To ensure representation of your shares at the Special Meeting of BCE Emergis Inc. ("BCE Emergis", the "Corporation" or "we", "us", "our" and other similar expressions) to be held in Montréal, Québec, on Wednesday, June 16, 2004 (the "Special Meeting"), PLEASE SELECT THE MOST CONVENIENT WAY FOR YOU TO EXPRESS YOUR VOTING INSTRUCTIONS (BY FAX, BY MAIL, HAND DELIVERY OR IN PERSON) AND FOLLOW THE RELEVANT INSTRUCTIONS. Unless otherwise indicated, the information contained herein is given as of May 14, 2004. The following questions and answers provide guidance on how to vote your shares. **If you are not a registered shareholder (i.e., if your shares are held through a bank, trust company, securities broker or other nominee), please refer to Q&A No. 19, which explains how to vote your shares.**

1. **Q: WHOM CAN I CALL IF I REQUIRE ASSISTANCE IN COMPLETING MY PROXY FORM?**
   A: CIBC Mellon Trust Company, our transfer agent, at 1-800-387-0825.

2. **Q: WHOM CAN I CALL IF I HAVE QUESTIONS ABOUT MY SHAREHOLDINGS IN BCE EMERGIS?**
   A: CIBC Mellon Trust Company, our transfer agent, at 1-800-387-0825.

3. **Q: WHOM CAN I CALL IF I HAVE QUESTIONS ABOUT THE MATTERS BEFORE THIS SPECIAL MEETING CIRCULAR?**
   A: BCE Emergis Investor Relations at (514) 868-2200 or at 1-866-363-7447.

4. **Q: WHO IS SOLICITING MY PROXY?**
   A: The Management of BCE Emergis. Solicitation of proxies is undertaken by mail, by our employees or agents, and any costs thereof, which will be minimal, will be borne by BCE Inc. ("BCE"). See "BUSINESS TO BE TRANSACTED AT THE SPECIAL MEETING - FIRST SPECIAL RESOLUTION – Background of the Proposed First Special Resolution – Preferred Supplier Agreement and Other Agreements".

5. **Q: WHAT AM I VOTING ON?**
   A: Two items: (1) To pass a special resolution of the shareholders (the "**First Special Resolution**") authorizing a reduction in the stated capital account of the common shares of BCE Emergis by an amount equal to $1.45 multiplied by the number of issued and outstanding common shares as at June 25, 2004, for the purpose of effecting a one-time special distribution of $1.45 per common share by way of a return of capital. **(2)** To pass a special resolution of the shareholders (the "**Second Special Resolution**" and collectively with the First Special Resolution, (the "**Special Resolutions**") authorizing a reduction in the stated capital account of the common shares in an amount of $1.21 billion. **No cash distribution is being made in connection with the Second Reduction of Stated Capital.** Common shares may be voted for or against the First Special Resolution or the Second Special Resolution. If other matters are validly brought before the Special Meeting, you would also be called upon to vote on such other matters. **Our board of directors and Management are recommending that shareholders vote FOR both resolutions.**

6. **Q: WHAT IS THE REQUIRED APPROVAL LEVEL IN ORDER FOR THE SPECIAL RESOLUTIONS TO BE ADOPTED?**
   A: Each of the Special Resolutions must be approved by at least two-thirds of votes cast at the Special Meeting by proxy or in person in order for it to be adopted.

7. **Q: WHO IS ENTITLED TO VOTE?**
   A: Holders of common shares of BCE Emergis (the "Shareholders") as at the close of business on May 17, 2004 (i.e., the "Record Date") or their duly appointed representatives will be entitled to attend the Special Meeting or to register a vote.

   As at May 11, 2004, there were 103,302,117 outstanding common shares of the Corporation. Each Shareholder is entitled to one vote at the Special Meeting for each common share registered in his or her name at the close of business on May 17, 2004.

8. **Q: BY WHEN MUST I VOTE?**
   A: No later than 4:45 p.m. (Eastern Daylight Time) on Tuesday, June 15, 2004 (if you do not attend the Special Meeting in person). All shares represented by proper proxies received by CIBC Mellon Trust Company, our transfer agent, prior to such time will be voted for or against the approval of each of the Special Resolutions, in accordance with your instructions as specified in the proxy form, on any ballot that may be called at the Special Meeting.

9. **Q: WHAT HAPPENS IF I SIGN THE PROXY FORM AS DESCRIBED IN THIS MANAGEMENT PROXY CIRCULAR?**

A: Signing the enclosed proxy form gives authority to Tony Gaffney, or J. Spencer Lanthier, or Pierre Ducros, all of whom are directors, to vote your shares at the Special Meeting in accordance with the voting instructions you provide. A PROXY MUST BE IN WRITING AND MUST BE EXECUTED BY THE SHAREHOLDER OR BY THE SHAREHOLDER'S ATTORNEY AUTHORIZED IN WRITING OR, IF THE SHAREHOLDER IS A CORPORATION OR OTHER LEGAL ENTITY, BY AN OFFICER OR ATTORNEY THEREOF DULY AUTHORIZED.

10. **Q: CAN I APPOINT SOMEONE OTHER THAN THESE DIRECTORS TO VOTE MY SHARES?**

A: Yes. You have the right to appoint any other person, who need not be a shareholder, to attend and act on your behalf at the Special Meeting. If you wish to do so, please insert the name of your proxyholder in the space indicated. (NOTE: IT IS IMPORTANT TO ENSURE THAT ANY OTHER PERSON YOU APPOINT IS ATTENDING THE SPECIAL MEETING AND IS AWARE THAT HIS OR HER APPOINTMENT HAS BEEN MADE TO VOTE YOUR SHARES. PROXYHOLDERS SHOULD, AT THE SPECIAL MEETING, PRESENT THEMSELVES TO A REPRESENTATIVE OF CIBC MELLON TRUST COMPANY.)

11. **Q: HOW WILL MY SHARES BE VOTED IF I VOTE BY PROXY?**

A: The persons named in the proxy form must vote your shares in accordance with your instructions on the proxy form. In the absence of such instructions, however, your shares will be voted FOR the approval of the First Special Resolution, FOR the approval of the Second Special Resolution and FOR Management's proposals generally.

12. **Q: IF I CHANGE MY MIND, CAN I TAKE BACK MY PROXY ONCE I HAVE SUBMITTED IT?**

A: Yes. A shareholder who has voted by proxy may revoke it by voting again in any manner (fax, mail or hand delivery). In addition, you may revoke a voted proxy by depositing an instrument in writing (which includes another proxy form with a later date) executed by you or by your attorney authorized in writing, with CIBC Mellon Trust Company at 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9 or at 2001 University Street, Suite 1600, Montréal, Québec, H3A 2A6, at any time before 5:00 p.m. (Eastern Daylight Time) on the last business day preceding the day of the Special Meeting or any adjournment or postponement thereof, or with the Chairman of the Special Meeting on the day of the Special Meeting or any adjournment or postponement thereof. You may also revoke a proxy in any other manner permitted by law.

It should be noted that your participation in person in a vote by ballot at the Special Meeting will automatically revoke any proxy which has been previously given by you in respect of business covered by that vote.

13. **Q: WHAT IF MY SHARES ARE REGISTERED IN MORE THAN ONE NAME OR IN THE NAME OF MY CORPORATION?**

A: If the shares are registered in more than one name, all those registered should sign the proxy form. If the shares are registered in the name of your corporation or any name other than yours, we may require documentation proving your power to sign the proxy form.

14. **Q: WHAT IF AMENDMENTS ARE MADE TO THE MATTERS DESCRIBED IN THIS CIRCULAR OR OTHER MATTERS ARE BROUGHT BEFORE THE SPECIAL MEETING?**

A: The person(s) named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of 2004 Special Meeting and to other matters which may validly be brought before the Special Meeting. If any other matters are validly brought before the Special Meeting, the person(s) named in the proxy form will vote on them in accordance with their best judgment.

15. **Q: IS MY VOTE CONFIDENTIAL?**

A: Yes. CIBC Mellon Trust Company counts and tabulates the proxies. This is done independently to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where you clearly intend to communicate with Management (by making a written statement on the proxy form), in the event of questions as to the validity of a proxy or when it is necessary to do so to meet the requirements of applicable law.

16. **Q: HOW CAN I CONTACT THE TRANSFER AGENT?**

A: You can contact the transfer agent by mail at:

CIBC Mellon Trust Company
P.O. Box 7010 STN Adelaide
Toronto, Ontario
M5C 2W9

or in person:
Montréal: 2001 University Street, Suite 1600
Toronto: 320 Bay Street, 3rd Floor

or by email:
generalinquiries@cibcmellon.com

or by phone:
at 1-800-387-0825
(toll-free within North America only)

or by fax:
at (416) 643-5660 or at (416) 643-3135

17. **Q: WHO ARE THE PRINCIPAL SHAREHOLDERS OF THE CORPORATION?**

A: BCE Inc. To the knowledge of our directors and officers, the only person who beneficially

owns or exercises control or direction over more than 10 per cent of our issued and outstanding common shares is BCE, which owned directly and through wholly-owned subsidiaries, as at May 11, 2004, 65,906,781 common shares, representing approximately 63.8% of our issued and outstanding common shares. On May 10, 2004, BCE agreed to sell all of the common shares it owns, directly and indirectly through wholly-owned subsidiaries, through a public offering of subscription receipts and BCE irrevocably agreed to vote all of the common shares held by it and its subsidiaries in BCE Emergis in favour of the adoption of the First Special Resolution. See "BUSINESS TO BE TRANSACTED AT THE SPECIAL MEETING – FIRST SPECIAL RESOLUTION - Background of the Proposed First Special Resolution – The BCE Offering". BCE has also indicated to us that it intends to vote all of the common shares held by it and its subsidiaries in BCE Emergis in favour of the adoption of the Second Special Resolution.

Voting by registered shareholders

You are a registered shareholder if your name appears on your share certificate.

18. Q: HOW DO I VOTE?

A: You may vote by proxy or in person at the Special Meeting.

(1) BY PROXY

You have two ways of voting by proxy:

(a) by fax

By completing and signing the enclosed proxy form and forwarding same by fax to 1 866 781-3111 (toll-free within North America only).

IF YOUR SHARES ARE NOT REGISTERED IN YOUR NAME (I.E., IF THEY ARE HELD THROUGH A BANK, TRUST COMPANY, SECURITIES BROKER OR OTHER NOMINEE), DO NOT USE THE ABOVE FAX NUMBER AS IT IS ONLY PROVIDED FOR REGISTERED SHAREHOLDERS. INSTEAD, USE THE FAX NUMBER, IF ANY, PROVIDED BY YOUR NOMINEE (SEE Q&A NO. 19).

(b) by mail or by hand delivery

By completing and signing the enclosed proxy form and returning same in the prepaid envelope provided by mail, or by hand delivering same to one of the following addresses: 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, or 2001 University Street, Suite 1600, Montréal, Québec, H3A 2A6.

(2) BY ATTENDING THE SPECIAL MEETING IN PERSON

By presenting yourself at the Special Meeting. Shareholders simply have to address themselves to a representative of CIBC Mellon Trust Company at the Special Meeting. Persons who are not shareholders may be admitted subject to the discretion of the Chairman of the Special Meeting and subject to any space constraints after addressing themselves to a representative of CIBC Mellon Trust Company. Non-registered shareholders wishing to attend the Special Meeting should refer to Q&A No. 19. If you wish to vote in person at the Special Meeting, do not complete or return the proxy form. Your vote will be taken and counted at the Special Meeting. Returning a form of proxy in advance does not preclude you from attending the Special Meeting in person. If you do not wish to attend the Special Meeting or do not wish to vote in person, your proxy will be voted for or withheld from voting in accordance with your instructions on the proxy.

Voting by non-registered shareholders

You are a non-registered (or beneficial) shareholder if your shares are held through a bank, trust company, securities broker or other nominee. For most of you, the proxy form sent or to be sent by your nominee indicates whether you are a non-registered (or beneficial) shareholder.

19. Q: HOW DO I VOTE?

A: **(1) By providing voting instructions to your nominee.** Your nominee is required to seek voting instructions from you in advance of the Special Meeting. Accordingly, you will receive or have already received from your nominee either a request for voting instructions or a form of proxy for the number of shares you hold. Every nominee has its own voting procedures and provides its own voting instructions, which should be carefully followed by non-registered shareholders to ensure that their shares are voted at the Special Meeting. These procedures generally allow voting by telephone, by mail or by fax. IF YOUR SHARES ARE NOT REGISTERED IN YOUR NAME, DO NOT USE THE FAX NUMBER PROVIDED HEREIN TO VOTE, AS THIS NUMBER IS ONLY VALID FOR REGISTERED SHAREHOLDERS.

(2) By attending the Special Meeting in person. We do not have access to the names of our non-registered shareholders. Therefore, if you attend the Special Meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. If you wish to vote in person at the Special Meeting, insert your own name in the space provided on the request for voting instructions or proxy form to appoint yourself as proxyholder and follow the instructions of your nominee. Non-registered shareholders who instruct their nominee to appoint themselves as proxyholders should, at the Special Meeting, present themselves to a representative of CIBC Mellon Trust Company. Do not otherwise complete the form sent to you as your vote will be taken and counted at the Special Meeting.

BUSINESS TO BE TRANSACTED AT THE SPECIAL MEETING

There are two items of business to be transacted at the Special Meeting, namely the votes that will be held with respect to each of the Special Resolutions.

FIRST SPECIAL RESOLUTION

At the Special Meeting, Shareholders will be asked to consider, and, if deemed advisable, to approve the First Special Resolution authorizing the Corporation to reduce the stated capital account of its common shares (the "**Common Shares**") by an amount equal to $1.45 multiplied by the number of issued and outstanding Common Shares as at June 25, 2004 (the "**First Reduction of Stated Capital**") for the purpose of effecting a one-time special distribution of $1.45 per Common Share (the "**Special Distribution**") by way of a return of capital. The purpose of the First Reduction of Stated Capital and of effecting the Special Distribution to the Shareholders is explained below under "Background of the Proposed First Special Resolution".

The persons named in the enclosed form of proxy intend to vote **FOR** the approval of the First Special Resolution.

Background of the Proposed First Special Resolution

On May 6, 2004, we announced that we would become an independent, widely-held eBusiness company as a result of the decision of BCE to sell all of the Common Shares it currently owns in BCE Emergis through a public offering of subscription receipts to a syndicate of underwriters led by National Bank Financial Inc. At the same time, we also announced our intention to pay the Special Distribution by way of a return of capital, subject to the approval of the Shareholders. The record date for the proposed Special Distribution will be June 25, 2004 (the "**Distribution Record Date**") and the payment of the Special Distribution is expected to occur on or about June 30, 2004.

We believe that the Special Distribution represents an appropriate use of our substantial financial resources to rebalance our capital structure. The Special Distribution represents an aggregate amount of approximately $150 million. Our resulting financial resources remain significant and should be adequate to fund our growth strategy through large customer deals, organic growth and acquisition.

The BCE Offering

BCE has agreed to sell all of the Common Shares it owns, directly and indirectly through wholly-owned subsidiaries, in BCE Emergis through a public offering (the "**BCE Offering**") of 65,906,781 subscription receipts (the "**Subscription Receipts**"), each representing the right to receive one Common Share. On May 10, 2004, BCE filed a preliminary short form prospectus for the Subscription Receipts with the Canadian securities regulatory authorities and obtained a receipt in respect of such preliminary prospectus. If the release conditions (specifically, the unconditional and irrevocable confirmation by our board of directors of the Special Distribution and delivery of a notice to the escrow agent confirming that the conditions of the release of escrow have been fulfilled to the satisfaction of BCE and National Bank Financial Inc. (the "**Release Conditions**")) are satisfied on or prior to 5:00 p.m. (Eastern Time) on June 16, 2004, each Subscription Receipt shall be automatically exchanged for one Common Share held by BCE and its wholly-owned subsidiaries. The closing of the BCE Offering is expected to occur on or about May 26, 2004 and it is subject to customary closing conditions including customary regulatory approvals.

As part of the BCE Offering, each of BCE Emergis and BCE entered into an underwriting agreement dated May 10, 2004 with a syndicate of underwriters (the "**Underwriting Agreement**"). In the Underwriting Agreement, BCE irrevocably agreed that it will vote all of the Common Shares held by it and its wholly-owned subsidiaries in favour of the approval of the First Special Resolution. As at May 11, 2004, BCE owned, directly and through certain of its wholly-owned subsidiaries, 65,906,781 Common Shares, representing approximately 63.8% of our issued and outstanding Common Shares.

Preferred Supplier Agreement and Other Agreements

Arrangements with BCE and Bell Canada

On May 6, 2004, following an extensive review of the commercial relationships and other agreements between us, BCE and Bell Canada (a subsidiary of BCE) we, together with BCE and Bell Canada, entered into a memorandum of understanding (the "**MOU**") establishing the essential terms of our commercial relationships with BCE and Bell Canada following the successful completion of the BCE Offering. The MOU relates principally to three aspects of the commercial relationships: the sale of the Security Business, as described in the MOU (the "**Security Business**"), to Bell Canada, the establishment of a bilateral five-year preferred service supplier agreement with Bell Canada and the accelerated termination of our three-year agreement with Bell Canada for the distribution of Internet business access services and extranet services (the "**Bell Legacy Contract**"). The MOU provides that Bell Canada will pay to us $45 million in consideration for the acquisition of the Security Business and the other transactions contemplated by the MOU. The MOU becomes effective upon the satisfaction of the Release Conditions but

certain of the transactions contemplated by the MOU are conditional upon the closing of the sale of the Security Business, which is to take place on or before June 30, 2004. The terms of these arrangements are discussed in more detail below.

Sale of Security Business

In accordance with the terms of the MOU, on or before June 30, 2004, Bell Canada will acquire the Security Business. We will provide transitional services to Bell Canada for the operation of the Security Business for a period of up to 12 months. Bell Canada will make offers of employment to our Security Business employees on the closing of the sale of the business, and our employees providing the transitional services upon termination of these services. The Security Business generated $7.5 million in revenues and $2.4 million in EBITDA excluding overhead costs allocated to it in the first quarter of 2004, and revenues of $29.3 million and EBITDA of $13.0 million excluding its allocated costs in 2003.

Preferred Supplier Agreement

Upon the closing of the sale of the Security Business, we will enter into a preferred supplier agreement with Bell Canada. Under this five-year agreement, we will have a right of first offer for the provision of eFinance and eHealth services to Bell Canada, both for internal and customer use. Bell Canada will have a right of first offer for the provision of telecommunications services and other services comprised in its suite of enterprise products and services to us, both for internal and customer use. This right of first offer will not apply to services a party has internally, whether as a result of either acquisitions or internal development.

Accelerated Termination of the Bell Legacy Contract

In accordance with the terms of the MOU, subject to the closing of the sale of the Security Business, we and Bell Canada will terminate the Bell Legacy Contract as at June 30, 2004. The Bell Legacy Contract was originally due to terminate on December 31, 2004. Bell Canada will, in connection with the termination, acquire residual intellectual property relating to services provided under the agreement. The Bell Legacy Contract would have generated $65.1 million in revenue for us in 2004, with an EBITDA of $11.1 million. For the period of January 1, 2004 to June 30, 2004, we will have received $37.7 million in revenue with an EBITDA of $6.4 million from the Bell Legacy Contract.

Letter Agreement

In a separate letter agreement signed on May 6, 2004 (the "**Letter Agreement**"), BCE agreed to terminate the pre-emptive subscription right it currently has in issuances of Common Shares and we agreed to exercise our option to become the owner of the trade-mark "Emergis" and will, on or before November 1, 2004, change our name to remove the reference to "BCE". We will have continued use of the "BCE" name and logo for a certain transition period. The Letter Agreement also provides for certain covenants relating to the soliciting and hiring of our employees or employees of our subsidiaries by BCE and Bell Canada and their wholly-owned subsidiaries. In the Letter Agreement, BCE agreed to pay our expenses relating to the BCE Offering and the convening of the Special Meeting. Bell Canada and BCE also agreed to use their best efforts (which does not include incurring any additional financial obligations or liabilities) to obtain from suppliers of software licenses purchased by or for us or used by us under BCE master purchasing agreements, at no cost to us, the consent to the assignment of such licenses to us.

Tax Loss Monetization Agreement

Our tax loss monetization arrangement with Bell Canada will be terminated prior to the date on which the Release Conditions are satisfied. As a result, it is anticipated that a write-down representing substantially all the future income tax assets will have to be reflected in our second quarter financial results. As of March 31, 2004, our future income tax assets were $69.1 million. For the fiscal year ended December 31, 2003, we accelerated the use of our tax attributes resulting in a $16.6 million reduction in future income tax assets.

Board of Directors and Management

We anticipate that certain directors elected at our 2004 annual general meeting will resign following the closing of the BCE Offering when new candidates are identified by the Human Resources and Corporate Governance Committee of our board of directors. In particular, Mr. Michael J. Sabia, Chairman of the board, has indicated that he will step down as Chairman and resign as director prior to the Special Meeting.

BCE Emergis' current expectation is that most members of its senior management team will remain in their current positions.

Recommendations of the Independent Committee and the Board of Directors

On April 5, 2004, our board of directors created an independent committee (the "**Independent Committee**") comprised of Pierre Ducros (Chairman), Daniel Johnson and Spencer Lanthier, each of whom is independent of BCE, for the purpose of considering, and making recommendations to the full board of directors on, certain alternatives presented by BCE relative to its investment in BCE Emergis. The Independent Committee retained Fasken Martineau DuMoulin LLP as its legal advisor and National Bank Financial Inc. ("**NBF**") and TD Securities Inc. ("**TD**") as their financial and strategic advisors, respectively. At the meeting of our board of directors on May 3, 2004, members of the board were informed that we, together with BCE and NBF, were having discussions with respect to the potential BCE Offering. Members of our board were also informed that we were having discussions with BCE and its affiliates with respect to the MOU and the Letter Agreement, including (i) the sale of the Security Business, (ii) the early termination of the Bell Legacy Contract, and (iii) various commercial agreements to be entered into among us, BCE and its affiliates in the context of BCE no longer being our controlling shareholder as a result of the

successful completion of the BCE Offering. At that meeting, our board of directors expanded the mandate of the Independent Committee to include the authority to review the proposed terms of the BCE Offering, the MOU and the Letter Agreement and to make recommendations to our board of directors in respect thereto. Given the discussions between BCE and NBF in respect of the BCE Offering, TD became BCE Emergis' financial and strategic advisor. For a description of the MOU and the Letter Agreement, see "Preferred Supplier Agreement and Other Agreements" above.

On May 6, 2004, the Independent Committee unanimously concluded in its report to our board of directors to recommend to the board to proceed with the BCE Offering (including the declaration and payment of the Special Distribution), the MOU and the Letter Agreement, based on (i) the presentations and recommendations of management on the BCE Offering, the MOU and the Letter Agreement, (ii) the review of the bought deal agreement relating to the BCE Offering dated May 6, 2004, the MOU and the Letter Agreement, (iii) the financial advice of TD, including TD's opinion that the consideration to be received by the Corporation in respect of the sale of the Security Business and the accelerated termination of the Bell Legacy Contract is fair, from a financial point of view, to the Shareholders of the Corporation other than BCE, and (iv) questions to and answers from the legal advisors of the Independent Committee and BCE Emergis. The Independent Committee noted that the board of directors should receive from its chief executive officer and its chief financial officer and the corporate counsel of the Corporation, before the confirmation of the Special Distribution and after the approval by the Shareholders of the First Special Resolution, satisfactory confirmation as to compliance by us with our governing statute with respect to the declaration and payment of distributions.

On May 6, 2004, our board of directors met to receive the recommendations of the Independent Committee. On the same day, our board of directors approved the MOU, the Letter Agreement, the BCE Offering and the calling of the Special Meeting. On May 14, 2004, our board of directors concluded unanimously that the proposed First Reduction of Stated Capital to effect a Special Distribution is in the best interests of the Corporation and recommended that the Shareholders vote FOR the approval of the First Special Resolution.

Proposed First Reduction of Stated Capital and Special Distribution

At the Special Meeting, the Shareholders will be asked to consider, and, if deemed advisable, to approve the First Special Resolution authorizing the Corporation to reduce the stated capital account of its Common Shares by an amount equal to $1.45 multiplied by the number of issued and outstanding Common Shares on the Distribution Record Date (i.e., June 25, 2004) for the purpose of effecting the Special Distribution.

If approved by the Shareholders, our board of directors has agreed to unconditionally and irrevocably confirm the Special Distribution, subject to the exercise by the directors of their fiduciary duties. As mentioned above, the Distribution Record Date is June 25, 2004 and it is anticipated that the Special Distribution will be paid out on or about June 30, 2004, such that the holders of Common Shares acquired on the exchange of Subscription Receipts issued under the BCE Offering and our other holders of Common Shares will, unless they dispose of their Subscription Receipts or Common Shares prior to the Distribution Record Date, receive the Special Distribution. The Common Shares will start trading ex-distribution on June 23, 2004. Neither BCE nor its subsidiaries that hold Common Shares will receive any part of the Special Distribution. See "INTEREST OF INSIDERS AND OTHER PERSONS IN MATERIAL TRANSACTIONS".

The First Special Resolution, the text of which is reproduced at Schedule A to this Management Proxy Circular, must be approved by at least two-thirds (⅔) of the votes cast by the Shareholders present in person or voting by proxy at the Special Meeting in order for it to be adopted. Each Shareholder will be entitled to one vote per Common Share held for the purpose of voting upon the First Special Resolution. Our management and board of directors recommend that Shareholders vote **FOR** the approval of the First Special Resolution. Unless instructions are given to vote against the First Special Resolution, the persons whose names appear on the enclosed proxy form will vote **FOR** the approval of the First Special Resolution. BCE has irrevocably agreed that it will vote the Common Shares held by it and its wholly-owned subsidiaries **FOR** the approval of the First Special Resolution. See "Background of the Proposed First Special Resolution - The BCE Offering" above.

Should the First Special Resolution be approved by the requisite two-thirds (⅔) majority of Shareholders voting in person or by proxy at the Special Meeting and immediately thereafter confirmed as unconditional and irrevocable by our board of directors, the Special Distribution will be paid out on or about June 30, 2004 to our Shareholders of record as of the Distribution Record Date. The text of the First Special Resolution authorizes our board of directors, at its sole discretion, to revoke the First Special Resolution at any time before it shall have been acted upon without having to obtain any further approval from the Shareholders. The exercise of this right by our board of directors is subject to our covenant in the Underwriting Agreement to unconditionally and irrevocably confirm the Special Distribution, subject to the exercise by our directors of their fiduciary duties.

As of the date of this Circular, we do not have reasonable grounds to believe that, after giving effect to the reduction in the stated capital account of the Common Shares by an amount equal to $1.45 multiplied by the number of issued and outstanding Common Shares on the Distribution Record Date, as contemplated by the First Special Resolution, the Corporation would be unable to pay its liabilities as they become due or that the realizable value of the Corporation's assets would be less than the aggregate of its liabilities.

As contemplated under the BCE Emergis Stock Option Plan (the "**Plan**"), our board of directors will consider adjusting the option exercise price and/or number of Common Shares under outstanding options under the Plan, subject to applicable

regulatory approvals including approval of the Toronto Stock Exchange, to reflect the impact of the Special Distribution on optionholders.

SECOND SPECIAL RESOLUTION

At the Special Meeting, the Shareholders will be asked to consider, and, if deemed advisable, to approve the Second Special Resolution authorizing the Corporation to reduce the stated capital account of the Common Shares by an amount of $1.21 billion (the "**Second Reduction of Stated Capital**"). **No cash distribution is being made in connection with the Second Reduction of Stated Capital.** The purpose of the Second Reduction of Stated Capital is explained below under "Background of the Proposed Second Special Resolution".

The persons named in the enclosed form of proxy intend to vote **FOR** the approval of the Second Special Resolution.

Background of the Proposed Second Special Resolution

At a meeting of our board of directors on May 14, 2004, the amounts of realizable value of our assets, our liabilities and our stated capital were discussed. Based on these amounts (more particularly the historically high stated capital amount of our Common Shares – approximately $1,535,400,000 as at March 31, 2004), we concluded that under our governing statute, the *Canada Business Corporations Act*, our board of directors could not in the future proceed with any dividend payment or share repurchase without first convening a meeting of shareholders.

In light of these circumstances, as a housekeeping matter, the Second Special Resolution is submitted to the Shareholders for their approval of the Second Reduction of Stated Capital in an amount of $1.21 billion to address limitations under our governing statute which result from the historically high stated capital amount of our Common Shares. This will give to our board of directors flexibility in managing our capital structure going forward.

On May 14, 2004, our board of directors concluded unanimously that the proposed Second Reduction of Stated Capital in an amount of $1.21 billion is in the best interests of the Corporation and recommended that the Shareholders vote FOR the approval of the Second Special Resolution.

Proposed Second Reduction of Stated Capital

At the Special Meeting, the Shareholders will be asked to consider, and, if deemed advisable, to approve the Second Special Resolution authorizing the Corporation to reduce the stated capital account of its Common Shares by an amount of $1.21 billion.

The Second Special Resolution, the text of which is reproduced at Schedule B to this Management Proxy Circular, must be approved by at least two-thirds (⅔) of the votes cast by the Shareholders present in person or voting by proxy at the Special Meeting in order for it to be adopted. Each Shareholder will be entitled to one vote per Common Share held for the purpose of voting upon the Second Special Resolution. Our management and board of directors recommend that Shareholders vote **FOR** the approval of the Second Special Resolution. Unless instructions are given to vote against the Second Special Resolution, the persons whose names appear on the enclosed proxy form will vote **FOR** the approval of the Second Special Resolution. BCE has indicated that it intends to vote all the Common Shares held by it and its subsidiaries **FOR** the approval of the Second Special Resolution.

The text of the Second Special Resolution authorizes our board of directors, at its sole discretion, to revoke the Second Special Resolution at any time before it shall have been acted upon without having to obtain any further approval from the Shareholders.

Canadian Tax Consequences of the Special Distribution and the Second Reduction of Stated Capital

This summary is based upon the current provisions of the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder in force as of the date hereof (the "Regulations"), and counsel's understanding of the current administrative practices of the Canada Revenue Agency. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, there can be no assurance that the Proposed Amendments will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in the law or administrative practice whether by legislative, regulatory, administrative, or judicial action, nor does it take into account tax legislation or considerations of any province, territory, or foreign jurisdiction, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular holder. This summary is not exhaustive of all federal income tax considerations. Accordingly, holders of Common Shares should consult their own tax advisors having regard to their own particular circumstances.

Special Distribution

Generally, where a public corporation, as defined in the Tax Act, reduces the paid-up capital in respect of a class of its shares, the amount paid on such reduction is deemed to be a dividend. However, where the paid-up capital of the issuer exceeds the amount of the proposed distribution (which is the case for BCE Emergis in respect of the Special Distribution), a distribution not in excess of the amount by which the paid-up capital is reduced may be treated as a tax-free return of capital (subject to the comments below concerning the reduction of the adjusted cost base of the shares) and not as a dividend where (i) the distribution is made on the winding-up, discontinuance or reorganization of its business or (ii) under Proposed Amendments, where the amount of the distribution is derived from proceeds realized by the distributing corporation on certain non-ordinary course transactions.

Based on preliminary discussions with the Canada Revenue Agency, we have applied for an advance income tax ruling or opinion from the Canada Revenue Agency confirming that the Special Distribution will be treated as a tax-free return of capital and not as a deemed dividend on the basis of these exceptions. The Canada Revenue Agency has previously ruled, based on the first exception, that a distribution by a public corporation of cash realized on the sale of a subsidiary would not be deemed to be a dividend but rather would be treated as a tax-free return of capital. However, the availability of this exception depends on the particular facts. Consequently, no assurance can be given that the ruling or opinion sought by us will be obtained. At the time of payment of the Special Distribution, we will inform holders of our Common Shares whether we have obtained such ruling or opinion.

If the Special Distribution is treated as a return of capital, the adjusted cost base of each Common Share to a Shareholder that holds Common Shares as capital property would be reduced by an amount equal to the amount per Common Share received on account of the Special Distribution. If such amount exceeds the adjusted cost base, such shareholder would be deemed to have realized a capital gain equal to such excess.

If the Special Distribution is treated as a deemed dividend, the tax consequences of such dividend would be the same as those applicable to ordinary course dividends paid on our Common Shares described below.

A holder of Common Shares who, at all relevant times, is resident or deemed to be resident in Canada for the purposes of the Tax Act (a "**Resident Holder**") will be required to include in computing its income for a taxation year any dividends received, or deemed to be received, by such holder on the Common Shares. In the case of a Resident Holder who is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. A dividend received or deemed to be received by a Resident Holder that is a corporation will generally be deductible in computing the corporation's taxable income. A "private corporation" as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable to pay a refundable tax of 33⅓% under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing taxable income for the year. In the case of a Resident Holder that is a corporation, it is possible that in certain circumstances, all or part of the amount deemed to be a dividend will be treated as a capital gain and not as a dividend, except to the extent that the corporation was subject to Part IV tax in respect of the dividend or deemed dividend as described herein.

Dividends received or deemed to be received on the Common Shares by a holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, Common Shares in a business carried on in Canada (a "**Non-resident Holder**") will be subject to Canadian withholding tax under the Tax Act. The rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-resident Holder's country of residence.

Second Reduction of Stated Capital

The Second Reduction of Stated Capital will not result in a deemed dividend or in a reduction of the adjusted cost base of Common Shares.

United States Federal Income Tax Consequences

United States Holders (as defined below) deciding whether to vote for the First Special Resolution should be aware that the receipt of the Special Distribution will be taxable as a dividend for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of BCE Emergis. Furthermore, if BCE Emergis is classified as a passive foreign investment company (or has been so classified during a United States Holder's holding period of Common Shares), that United States Holder may be subject to adverse consequences upon the receipt of the Special Distribution under the passive foreign investment company rules. United States Holders are urged to read the discussion of these matters below and to consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations.

This discussion is of a general nature only and is not exhaustive of all U.S. federal income tax implications, and it is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Common Shares. No opinion or representation with respect to U.S. federal income tax consequences to any such holder is made. Accordingly, holders of Common Shares should consult their own tax advisors about the U.S. federal, state, local and foreign tax consequences of the Special Distribution on Common Shares of BCE Emergis.

The following is a discussion of certain U.S. federal income tax consequences of the Special Distribution on the Common Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person's holdings of Common Shares. The discussion applies only to United States Holders (as defined below) who hold Common Shares as capital assets for U.S. federal income tax purposes, and it does not address foreign, state, local or other non-U.S. federal income tax consequences. Furthermore, it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as: certain financial institutions and insurance companies; dealers and traders in securities or foreign currencies; persons holding Common Shares as part of a hedge, straddle or conversion transaction; persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar; partnerships or other entities classified as partnerships for U.S. federal income tax purposes; persons liable for the alternative minimum tax; tax-exempt organizations; or persons holding Common Shares that own or are deemed to own ten percent or more of BCE Emergis's voting stock.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decision and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. United States Holders are urged to consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of the Special Distribution with respect to their particular circumstances.

As used herein, the term "United States Holder" means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes: a citizen or resident of the United States; a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Special Distribution on Common Shares

Subject to the discussion under "Passive Foreign Investment Company Rules" below, distributions, including the Special Distribution, paid on Common Shares will be treated as a dividend to the extent paid out of current or accumulated earnings and profits of BCE Emergis (as determined under U.S. federal income tax principles). The amount of a dividend will include any amounts withheld by BCE Emergis or any paying agent in respect of Canadian taxes. The amount of the dividend will be treated as foreign source dividend income to United States Holders and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Internal Revenue Code. Generally, such dividends will constitute passive income for foreign tax credit purposes. Distributions in excess of current or accumulated earnings and profits will be treated first as a tax free return of capital to the extent of the United States Holder's basis in the common shares and then as capital gain.

Dividends received by noncorporate United States Holders may be subject to U.S. federal income tax at lower rates than other types of ordinary income (generally 15%) in taxable years beginning on or before December 31, 2008 if certain conditions are met. These conditions include BCE Emergis not being classified as a PFIC (as defined below), its being eligible for benefits under the income tax treaty between Canada and the United States, the United States Holder's satisfaction of a holding period requirement and the United States Holder not treating the dividend as "investment income" for purposes of the investment interest deduction rules. Furthermore, if the dividend is an "extraordinary dividend", certain losses that would otherwise be characterized as short-term capital loss will be treated as long-term capital loss. A United States Holder should consult its own tax advisor regarding the application of these rules.

Dividends paid in Canadian dollars will be included in a United States Holder's income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, United States Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income; however, a conversion at a later date may have U.S. tax consequences.

Canadian taxes withheld from dividends on Common Shares generally will be creditable against a United States Holder's U.S. federal income tax liability, subject to applicable limitations that vary depending upon the United States Holder's particular circumstances. Instead of claiming a credit, a United States Holder may, at its election, deduct such otherwise creditable Canadian taxes in computing its taxable income, subject to generally applicable limitations under U.S. law. Complex rules govern the application of foreign tax credits or deductions with respect to withheld or paid Canadian taxes.

Passive Foreign Investment Company Rules

BCE Emergis could potentially be treated as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. A corporation organized outside the United States generally will be classified as PFIC for U.S. federal income tax purposes in any taxable year in which either: (a) at least 75 percent of its gross income is "passive income", or (b) on average at least 50 percent of the gross value of its assets is attributable to assets (such as cash) that produce "passive income" or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether it is a PFIC, a foreign corporation is

required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25 percent interest.

Since the PFIC status of BCE Emergis during a taxable year that includes a United States Holder's holding period depends upon the composition of its income and assets and the market value of its assets from time to time (including the remainder of the taxable year after the Special Distribution), there can be no assurance that BCE Emergis will not be considered a PFIC for any taxable year. If BCE Emergis is treated as a PFIC for any taxable year during which a United States Holder holds Common Shares, certain adverse consequences could apply to the United States Holder.

If BCE Emergis is or has been treated as a PFIC for any taxable year during a United States Holder's holding period of Common Shares, any "excess distribution" with respect to the Common Shares would be allocated ratably over the United States Holder's holding period. The amounts allocated to the taxable year of the excess distribution and to any year before the company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations in such taxable year, as appropriate, and an interest charge would be imposed on the amount allocated to that taxable year. Distributions made in respect of Common Shares during a taxable year, including the Special Distribution, will be excess distributions to the extent they exceed 125 percent of the average of the annual distributions on Common Shares received by the United States Holder during the preceding three taxable years or the United States Holder's holding period, whichever is shorter. However, no distribution will be considered to be an "excess distribution" if paid during the first taxable year in which a United States Holder owns the Common Shares.

If BCE Emergis is treated as a PFIC for any taxable year during which a United States Holder owns Common Shares, any gain on the disposition of the Common Shares would be treated as an excess distribution and thus would be allocated ratably over the United States Holder's holding period and subject to taxation in the same manner as described in the preceding paragraph.

Certain elections may be available (including a mark-to-market election) to United States Holders that may mitigate the adverse consequences resulting from PFIC status, particularly if they are made in the first taxable year in which BCE Emergis is treated as a PFIC.

We urge you to consult your tax advisors concerning the status of BCE Emergis as a PFIC and the tax considerations relevant to the Special Distribution, including the availability and consequences of making a mark-to-market election.

Information Reporting and Backup Withholding

Payment of dividends that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting to the Internal Revenue Service and to backup withholding unless the United States Holder (i) is a corporation or other exempt recipient or (ii) in the case of backup withholding, provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the U.S. federal income tax liability of the United States Holder and may entitle the United States Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

DIRECTORS' AND OFFICERS' COMPENSATION

Report on Executive Compensation (as of March 30, 2004)

Compensation Philosophy

The objectives of our executive compensation programs are to assist in attracting and retaining executives in the technology industry and motivating them to achieve performance objectives consistent with creating shareholder value and advancing our corporate success. There is a clear emphasis on variable pay and on alignment with shareholder interest. Executives receive a base salary and are entitled to an annual short-term incentive award payable in cash and to options under our Stock Option Plan. The Stock Option Plan represents a long-term incentive program designed to align executive and shareholder interests and to provide executives with an incentive to pursue growth opportunities for BCE Emergis by allowing them to participate in the appreciation in share value. Long-term incentive programs serve both as a retention tool and a compensation element.

The Human Resources and Corporate Governance Committee (the "**HRCGC**") is responsible for the administration of our executive compensation programs. The HRCGC periodically reviews our programs and overall policy, generally to ensure that they continue to be effective in meeting the objectives set out above. This review also includes a specific review of the compensation of the President and Chief Executive Officer and other officers. The HRCGC reports and makes recommendations on executive compensation matters to the board of directors.

In this document, our officers whose compensation is set forth under the Summary Compensation Table are referred to as the "**Named Executive Officers**".

Composition of the Human Resources and Corporate Governance Committee

As of March 30, 2004, the members of the HRCGC were Messrs. C. Wesley M. Scott, Robert Kearney, Pierre Ducros, and Michael J. Sabia. Mr. C. Wesley M. Scott is the Chairman of the HRCGC.

Total Compensation

Total compensation, which comprises base salary, annual short-term incentive awards, stock option grants as long-term incentives, benefits, and perquisites, was established for the year 2003 based on a group of approximately 25 Canadian and US technology companies, which are in most cases publicly traded and have a wide range of revenue levels. The results of the analysis were adjusted to reflect a comparable range of revenue levels. Base salaries follow organizational bands, and within each band, there are a number of anchor salary points to reflect market practices and to provide flexibility to recognize individual contribution. Base salaries for Canadian executives were positioned at the median of the Canadian market, whereas their annual short-term incentives were positioned at the median of the U.S. market, and stock options at the median of the combined Canadian and U.S. markets. For U.S. executives, all these components were positioned at the median of the U.S. market. Benefit and perquisite levels for Canadian and U.S. executives were positioned around the median of the Canadian and U.S. markets, respectively. Consistent with this policy and previous compensation levels, the base salary of Mr. Pierre J. Blouin as Chief Executive Officer was fixed at $500,000 for 2003 until his departure on May 13, 2003. Mr. Tony Gaffney was hired as Chief Executive Officer on May 14, 2003 and his base salary was fixed at $450,000 for 2003, in line with our compensation policy. Mr. Gaffney was named President and Chief Executive Officer on December 15, 2003 with no change in compensation.

Annual Short-term Incentive Awards

Target annual short-term incentive awards for the executive group range from 30% of base salaries to 70% for the President and Chief Executive Officer.

The size of the total annual awards is based upon (i) corporate, (ii) business unit, and (iii) individual performance factors. The corporate and business unit performance are assessed on the basis of quantifiable financial and customer satisfaction targets, attainment of which is measured at corporate level for the corporate factor and business unit level for the business unit factor. Quantifiable financial targets include revenue and EBITDA. Customer satisfaction is measured based upon the results of the Customer Value Index. Each component has its own weight, with financial targets having the greatest value. The individual factor is evaluated on the basis of individual objectives set at the beginning of the year and on key competencies.

According to the above results, the HRCGC determines the size of the annual short-term incentive awards. The calculation of each individual award is derived from a formula, which adds the corporate performance factor (50%) and the business unit factor (50%). The results are then multiplied by the individual performance factor. For executives not assigned to a specific business unit, the business unit factor represents an average of all business units' performance. For the President and Chief Executive Officer, the entire incentive award is determined on the basis of the overall corporate performance.

Actual awards may vary between zero and a maximum of twice the target award according to the achievement of the above factors.

In addition, the HRCGC can approve special short-term incentive awards to recognize the exceptional contribution of an executive.

For 2003, the actual awards ranged from 44% to 161% of target for the Named Executive Officers based on the attainment of the corporate, business unit and individual targets. Mr. Gaffney received an award of $143,174 (or 73% of his target) on the basis of meeting the corporate EBITDA target and exceeding the customer satisfaction target. These achievements were mitigated by the fact that the revenue target was not met. The bonus for Mr. Gaffney was calculated on the salary he earned in 2003 at BCE Emergis.

Long-term Compensation – Stock Options

BCE Emergis has a Stock Option Plan (the "**Plan**") for the benefit of its officers and employees who, in the opinion of the board of directors, are contributing to our success. Until 2002, options could be granted to directors under the Plan (see "Compensation of Directors" in this Circular). The exercise price of an option granted under the Plan cannot be less than the closing price of our common shares on The Toronto Stock Exchange (the "**TSX**") on the last trading day prior to the effective date of the grant of the option, and is payable in full upon exercise.

The period during which options may be exercised is six years from the date of their grant (the "**Option Period**"), except as shortened by the participant's ceasing to be an officer or an employee, as the case may be. Options granted before December 14, 1999 vest over five years as follows: as of the first anniversary of a grant of an option, and in each year thereafter during the Option Period, the option may be exercised as to 20 per cent of the total number of shares optioned, with exercise rights being cumulative from year to year. Options granted on or after December 14, 1999 vest over four years as follows: as to 25 per cent two years after the date of the grant, as to 75 per cent three years after the date of the grant, and as to 100 per cent four years after the date of the grant. Notwithstanding the foregoing, in the event of a change of control of the Corporation, all outstanding options would vest and participants would have the right to exercise the entire unexercised portion

of their options. However, for options granted after July 24, 2001, such accelerated vesting would occur only if the participant's services are terminated, other than for cause, or by the participant for a valid reason, within a certain period after the change of control. On June 10, 2002, special options were granted to 38 key employees for retention purposes and in connection with the execution of the revised business plan. These options vest entirely three years after the grant date (two years in the case of the former President and Chief Operating Officer, Mr. Christian Trudeau).

Rights under the Plan are not transferable except as provided in the Plan in the case of death, and during the life of a participant any rights may be exercised only by that participant.

Up to 2000, the executive compensation policy did not contemplate annual grants of options to executives or employees. Grants were normally made at the time of hire and in special circumstances to recognize an exceptional performance or in the context of a special transaction such as when the transaction with Bell Canada took place in August 1998. The executive compensation policy adopted by the Board in 2000 contemplates the grant of stock options at the time of hire and annually, starting in 2001. Under the policy, the annual stock option awards are granted at the beginning of a financial year, and stock option awards vary according to (i) salary and responsibility level (target grant) and (ii) individual performance during the previous financial year (performance grant). In recommending grants of options, the HRCGC does not generally take the value of outstanding options into consideration.

In accordance with this policy, the board of directors granted Mr. Blouin options to purchase 40,000 common shares at the beginning of 2003 at an exercise price of $7.65 as the performance grant for 2003, corresponding to the maximum grant provided under the policy at his position level. His 2003 annual target grant of 20,000 options was accelerated and made on June 10, 2002. Following his departure, all options held by him continue to vest in accordance with their respective original schedule up to May 14, 2006, subject to Mr. Blouin remaining an employee of Bell Canada, BCE Inc. or one of its subsidiaries (see also "Executive Compensation – Employment Agreements and Change of Control" in this Circular).

Following Mr. Gaffney's appointment, 80,000 options at an exercise price of $7.65 were granted to him on May 14, 2003.

Share Ownership Guidelines

In March 2003, the board of directors introduced share ownership guidelines applicable to executives. Under these guidelines, executives are required to own common shares of BCE Emergis having a value of not less than a multiple of basic salary, ranging from one time to three times for the President and Chief Executive Officer. Executives are expected to reach this share ownership level within six years.

Conclusion

It is our view that the total compensation of the Named Executive Officers for 2003 was appropriate and well positioned compared to the compensation of our comparator group. We believe that it was also consistent with our compensation philosophy of linking a significant portion of our executives' cash compensation to the attainment of corporate performance objectives and the creation of shareholder value.

Report presented by the Human Resources and Corporate Governance Committee

Dated as of March 30, 2004

C. Wesley M. Scott, Chairman
Robert Kearney
Pierre Ducros
Michael J. Sabia

Shareholder Return Performance Graph

The graph below compares the yearly percentage change in the cumulative total shareholder return on our common shares against the cumulative total shareholder return of the S&P/TSX Composite Index for the five-year period commencing December 31, 1998 and ending December 31, 2003.*

Five-Year Cumulative Total Return on $100 Investment


$600
$500
$400
$300
$200
$100
$0
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
BCE Emergis Inc.
S&P/TSX Composite

	Dec. 31, 1998 ($)	Dec. 31, 1999 ($)	Dec. 31, 2000 ($)	Dec. 31, 2001 ($)	Dec. 31, 2002 ($)	Dec. 31, 2003 ($)
BCE Emergis Inc.	100	560	318	329	54	40
S&P/TSX	100	132	141	124	108	137

* Assumes that the initial value of the investment in the common shares and in the S&P/TSX Composite Index was $100 on December 31, 1998, and that all subsequent dividends were reinvested. All prices for our common shares were taken from the TSX.

Executive Compensation

The following Summary Compensation Table sets forth the compensation for the Named Executive Officers, specifically the President and Chief Executive Officer, the former Chief Executive Officer, the four other most highly compensated executive officers of the Corporation, and the former President and Chief Operating Officer for services rendered in all capacities to the Corporation and its subsidiaries during the fiscal periods ended December 31, 2003, December 31, 2002 and December 31, 2001.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards (5)	
Name and Principal Position (1)	Year	Salary ($) (2) (3)	Bonus ($) (2) (3)	Other Annual Compensation ($) (2) (4)	Shares Under Options/SARs Granted (#) (6)	All Other Compensation ($) (2) (7)
TONY GAFFNEY President and Chief Executive Officer	2003	282,115	143,174	-	80,000	1,284
PIERRE J. BLOUIN Former Chief Executive Officer	2003	186,538	-	10,962	40,000	11,072
	2002	315,385	-	-	230,000	7,110
PATRICK LOULOU Senior Vice-President, Customer Delivery	2003	337,385	113,390	-	15,000 47,374 (BCE Inc.)	12,246
ROBERT A. NEELY President, ePayment Solutions	2003	US 250,000	US 55,000	-	7,500	US 7,328
	2002	US 237,373	-	-	37,500	US 6,828
	2001	US 176,528	US 73,300	-	25,000	US 3,437
MIRIAM TUERK President, eBusiness Solutions	2003	224,808	181,406	-	3,500	1,643
	2002	199,942	-	-	32,500	180,226
	2001	185,001	140,456	4,596	8,500	696
RENÉ POIRIER Chief Technology Officer	2003	251,923	104,219	3,000	7,500	31,385
	2002	293,365	-	3,000	27,500	40,937
	2001	250,000	125,000	-	32,500	6,174
CHRISTIAN TRUDEAU Former President and Chief Operating Officer	2003	403,846	-	10,662	15,000	1,427,878
	2002	397,615	-	-	115,000	17,286
	2001	300,000	210,000	-	80,000	5,885

(1) **Mr. Gaffney** joined the Corporation on May 14, 2003 as Chief Executive Officer. Prior to that date, he was President and Chief Executive Officer, BCE Nexxia Inc. Since May 14, 2003, his compensation has been paid by BCE Emergis and is set forth in the above table. He became President and Chief Executive Officer on December 15, 2003.

Mr. Blouin joined the Corporation on May 13, 2002. Prior to that, he was Executive Vice-President of BCE Inc. and Chief Executive Officer of Bell Mobility Inc. Mr. Blouin ceased to be Chief Executive Officer of the Corporation on May 13, 2003 when he became Group President – Consumer Markets at Bell Canada.

Mr. Loulou joined the Corporation on assignment from BCE Inc. as Senior Vice-President, Customer Delivery on January 3, 2003. Prior to this date, he was Vice-President – Planning and Performance Management at BCE Inc. Since January 3, 2003 his compensation had been paid by BCE Emergis and is set forth in the above table. Base salary for Mr. Loulou was set consistent with BCE Inc. practices and his previous compensation levels. Mr. Loulou returned to Bell Canada on January 23, 2004.

Mr. Neely joined the Corporation on September 29, 2000 as Senior Vice-President, EIPP. He was Chief Marketing Officer from March 1, 2001 to April 4, 2002 when he became President, BCE Emergis - US. He was appointed President, ePayment Solutions effective January 1, 2003. Mr. Neely left the Corporation on February 13, 2004.

Mr. Poirier was appointed Senior Vice-President, Development and Integration on December 1, 1998. He became Senior Vice-President, Product and Delivery on January 1, 1999; Chief Technology Officer on January 1, 2000; and President, BCE Emergis – Canada on April 4, 2002. He was re-appointed Chief Technology Officer on January 1, 2003. Mr. Poirier left the Corporation on February 27, 2004.

Ms. Tuerk joined the Corporation on December 15, 1998 as Vice-President and General Manager. She became Vice-President, Business Development and Strategic Deals on November 11, 1999. Ms. Tuerk was Senior Vice-President, Channel Sales from January 1, 2000 to July 15, 2002 when she became Senior Vice-President, Sales. She was appointed President, eBusiness Solutions on May 9, 2003. On January 28, 2004, Ms. Tuerk was assigned to strategic initiatives. Ms. Tuerk left the Corporation on March 4, 2004.

Mr. Trudeau was Executive Vice-President and Chief Operating Officer from September 8, 1998 to October 1, 2000 when he became President and Chief Operating Officer. Mr. Trudeau left the Corporation on December 12, 2003.

(2) With the exception of **Mr. Neely**, who received his compensation in US dollars, all amounts shown in the above table are in Canadian dollars.

(3) Amounts in this column represent awards under the annual short-term incentive program. For 2003, the actual awards made to the Named Executive Officers range from 44% to 161% of the target. For Mr. Blouin, no award was paid under the short-term incentive program for 2003 as he left the Corporation before the award eligibility date of December 31, 2003. No short-term incentive awards were made in 2002.

(4) In the case of **Mr. Blouin**, "Other Annual Compensation" for 2003 consists of an amount of $10,962 paid for accrued vacation at the time of his departure.

In the case of **Ms. Tuerk** and **Mr. Poirier**, all amounts shown under "Other Annual Compensation" represent the Corporation's contribution to an RRSP.

In the case of **Mr. Trudeau**, "Other Annual Compensation" for 2003 consists of an amount of $10,662 paid for accrued vacation at the time of his departure.

Perquisites and other personal benefits for the Named Executive Officers are not disclosed where they do not exceed the lesser of $50,000 or 10 per cent of the total annual base salary and short-term incentive award of the Named Executive Officers.

(5) There are no Long-Term Compensation Payouts.

(6) There are no Restricted Shares or Restricted Share Units. The numbers in this column represent options granted under the BCE Emergis Stock Option Plan which is described under "Directors' and Officers' Compensation – Report on Executive Compensation – Long-term Compensation – Stock Options" in this Circular. For **Mr. Loulou**, also included are options granted by BCE Inc. in 2003. For information on the BCE Stock Option Program, refer to the BCE Inc.'s most recent management proxy circular.

Mr. Gaffney was granted 80,000 options upon his appointment on May 14, 2003 at an exercise price of $7.65.

Mr. Blouin was granted 40,000 options (representing the performance grant for 2003) at an exercise price of $7.65 on January 28, 2003. On June 10, 2002, he was granted 130,000 options upon his appointment, 20,000 options (representing the accelerated annual target stock option grant for 2003) and a special grant of 80,000 options, all at an exercise price of $9.05. The 80,000 options vest in their entirety three years after the grant date. All options held by Mr. Blouin continue to vest in accordance with their respective original schedule up to May 14, 2006, subject to Mr. Blouin remaining an employee of Bell Canada, BCE Inc. or one of its subsidiaries (for more details, see also "Employment Agreements and Change of Control Agreements" in this Circular).

Mr. Loulou was granted 15,000 options upon his appointment at an exercise price of $7.31. In addition, as part of his agreement with BCE Inc., in February 25, 2003, he received 47,374 BCE Inc. options at an exercise price of $27.99 under the BCE Stock Option Program. These 47,374 options vest over four years from the date of the grant. All BCE Emergis options held by Mr. Loulou continue to vest in accordance with their respective original schedule up to January 23, 2007, subject to Mr. Loulou being an employee of Bell Canada, BCE Inc. or one of its subsidiaries (for more details, see also "Employment Agreements and Change of Control Agreements" in this Circular).

Mr. Neely was granted 7,500 options (representing the performance grant for 2003) at an exercise price of $7.65 on January 28, 2003. On June 10, 2002, he was granted 7,500 options (representing the accelerated annual target stock option grant for 2003) and a special grant of 30,000 options at an exercise price of $9.05. These 30,000 options vest in their entirety three years after the grant date. All options held by Mr. Neely have expired 90 days following his departure from the Corporation in accordance with the Plan rules.

Ms. Tuerk was granted 3,500 options (representing the performance grant for 2003) at an exercise price of $7.65 on January 28, 2003. She received 7,500 options (representing the accelerated annual target stock option grant for 2003) and a special grant of 15,000 options at an exercise price of $9.05 on June 10, 2002. These 15,000 options vest in their entirety three years after the grant date. On January 22, 2002, she received 10,000 options (representing the annual grant for 2002) at an exercise price of $42.52. All options held by Ms. Tuerk will expire 90 days following her departure from the Corporation in accordance with the Plan rules.

Mr. Poirier was granted 7,500 options (representing the performance grant for 2003) at an exercise price of $7.65 on January 28, 2003. On June 10, 2002, he was granted 7,500 options (representing the accelerated annual target stock option grant for 2003) and a special grant of 20,000 options at an exercise price of $9.05. These 20,000 options vest in their entirety three years after the grant date. All options held by Mr. Poirier will expire 90 days following his departure from the Corporation in accordance with the Plan rules.

Mr. Trudeau was granted 15,000 options (representing the performance grant for 2003) at an exercise price of $7.65 on January 28, 2003. He received 15,000 options (representing the accelerated annual target stock option grant for 2003) and a special grant of 100,000 options on June 10, 2002 at an exercise price of $9.05. These 100,000 options vest in their entirety two years after the date of the grant. Pursuant to an arrangement made with Mr. Trudeau at the time of his departure, options held by Mr. Trudeau will

continue to vest and be exercisable until June 12, 2005 (for more details, see "Employment Agreements and Change of Control Agreements" in this Circular).

(7) All Other Compensation includes the following payments by the Corporation:

- Contributions for life insurance coverage in the case of **Messrs. Gaffney** ($1,060 in 2003), **Blouin** ($1,207 in 2003 and $1,918 in 2002), **Loulou** ($2,124 in 2003), and **Poirier** ($372 in 2003, $376 in 2002 and $720 in 2001), **Ms. Tuerk** ($781 in 2003, $505 in 2002 and $669 in 2001), and **Mr. Trudeau** ($1,011 in 2003 and $358 in 2002); contributions for Messrs. Blouin and Loulou were paid by BCE Inc. as a part of the BCE Inc. benefits program;
- Contributions to US group term life insurance for **Mr. Neely** (US$828 in 2003 and 2002, and US$562 in 2001);
- Contributions for spouse life insurance in the case of **Ms. Tuerk** ($473 in 2003, $143 in 2002 and $27 in 2001) and **Mr. Trudeau** ($430 in 2003);
- Contributions to life insurance for the children of **Mr. Trudeau** ($31 in 2003);
- Contributions to accidental death and disability insurance in the case of **Mr. Gaffney** ($224 in 2003), **Ms. Tuerk** ($389 in both 2003 and 2002), and **Messrs. Poirier** ($262 in 2001) and **Trudeau** ($287 in 2003);
- Contributions under the Employee Share Purchase Plan in the case of **Messrs. Blouin** ($9,865 in 2003 and $5,192 in 2002), **Loulou** ($10,122 in 2003), **Poirier** ($635 in 2003, $8,801 in 2002 and $5,192 in 2001) and **Trudeau** ($13,405 in 2003, $11,928 in 2002, and $5,885 in 2001);
- Contributions under the Deferred Profit Sharing Plan used for retirement purposes in the case of **Messrs. Poirier** ($5,378 in 2003 and $6,760 in 2002) and **Trudeau** ($7,680 in 2003 and $5,000 in 2002);
- Contributions under the US 401(k) plan for **Mr. Neely** (US$6,500 in 2003, US$6,000 in 2002, and US$2,875 in 2001);
- Special sales commission ($159,189) in 2002 for **Ms. Tuerk** under a sales compensation program related to outstanding performance of her sales team;
- Promotion bonus of $20,000 in 2002 for **Ms. Tuerk**;
- Promotion bonus of $25,000 in 2002 for **Mr. Poirier**;
- Retention bonus of $25,000 earned in 2003 for **Mr. Poirier**; and
- Payment of $1,405,034 that **Mr. Trudeau** was entitled to upon his departure.

Under the Employee Share Purchase Plan, executives are eligible to make a basic contribution towards the purchase of BCE Emergis common shares of up to 12 per cent of their base salaries matched by a company contribution at the rate of 50 per cent of executive contributions.

Options Granted During the Year ended December 31, 2003

The following table sets forth details of options to purchase common shares of BCE Emergis granted under the Plan to the Named Executive Officers during the financial year ended December 31, 2003. Each option granted under the Plan covers one common share. The Plan is described under the heading "Directors' and Officers' Compensation – Report on Executive Compensation – Long-term Compensation – Stock Options" in this Circular.

OPTION/SAR GRANTS DURING THE MOST
RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARs Granted (#) [9]	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Tony Gaffney	80,000 [1]	11.7	$7.65	$7.65	May 14, 2009
Pierre J. Blouin	40,000 [2] [3]	5.8	$7.65	$7.65	January 28, 2009
Patrick Loulou	15,000 [4]	2.2	$7.31	$7.31	February 1, 2009
Patrick Loulou	47,374 [5]	0.8 [6]	$27.99	$27.99	February 25, 2013
(BCE Inc.)					
Robert A. Neely	7,500 [2] [7]	1.1	$7.65	$7.65	January 28, 2009
Miriam Tuerk	3,500 [2] [7]	0.5	$7.65	$7.65	January 28, 2009
René Poirier	7,500 [2] [7]	1.1	$7.65	$7.65	January 28, 2009
Christian Trudeau	15,000 [2] [8]	2.2	$7.65	$7.65	January 28, 2009

(1) **Mr. Gaffney** was granted 80,000 options upon his appointment.

(2) Options granted as part of the performance grant of options for 2003.

(3) These options, as well as all the other options held by **Mr. Blouin**, will expire pursuant to special arrangements as described under "Employment Agreements and Change of Control Agreements" in this Circular.

(4) **Mr. Loulou** was granted 15,000 options upon his appointment. These options will expire pursuant to special arrangements as described under "Employment Agreements and Change of Control Agreements" in this Circular.

(5) **Mr. Loulou** was granted 47,374 BCE Inc. options under the BCE Stock Option Program as a part of his agreement with BCE Inc. These options vest over a four-year period from the date of the grant as follows: 25 per cent, 50 per cent, 75 per cent, and 100 per cent after one, two, three, and four years, respectively. The option period is 10 years from the date of the grant.

(6) Calculated based on the total number of options granted in 2003 under the BCE Stock Option Program.

(7) These options, as well as all the other options held by **Mr. Poirier** and **Mrs. Tuerk**, will expire pursuant to the Plan, 90 days following their respective dates of departure from the Corporation. All options held **by Mr. Neely** have expired.

(8) These options, as well as all the other options held by **Mr. Trudeau**, will expire pursuant to special arrangements as described under "Employment Agreements and Change of Control Agreements" in this Circular.

(9) As free standing SARs are not granted, the numbers relate solely to stock options.

Aggregated Option Exercises During the Year ended December 31, 2003 and Financial Year-end Option Values

The following table summarizes, for each of the Named Executive Officers, (a) the number of stock options, if any, exercised during the year ended December 31, 2003, (b) the aggregate value realized upon exercise, which is the difference between the market value of the underlying shares on the exercise date and the exercise or base price of the option, (c) the total number of unexercised options, if any, held at December 31, 2003 and (d) the aggregate value of unexercised in-the-money options at financial year-end, which is the difference between the exercise or base price of the options and the market value of the common shares on December 31, 2003, which was $5.50 per share.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-end (#)		Value of Unexercised In-the-Money Options/SARs at Financial Year-end ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Tony Gaffney	0	0	0	80,000	0	0
Pierre J. Blouin	0	0	0	270,000 (1)	0	0
Patrick Loulou	0	0	0	15,000 (2)	0	0
Patrick Loulou (BCE Inc.)	0	0	0	47,374 (3)	0	43,110 (4)
Robert A. Neely	0	0	6,250 (5)	63,750 (5)	0	0
Miriam Tuerk	0	0	26,625 (5)	42,375 (5)	0	0
René Poirier	0	0	103,125 (5)	59,375 (5)	0	0
Christian Trudeau	0	0	212,100 (6)	190,000 (6)	0	0

(1) These options will expire pursuant to the arrangements put in place in connection with **Mr. Blouin's** departure and as described under "Employment Agreements and Change of Control Agreements" in this Circular.

(2) These options will expire pursuant to the arrangements put in place in connection with **Mr. Loulou's** departure and as described under "Employment Agreements and Change of Control Agreements" in this Circular.

(3) These options were granted under the BCE Stock Option Program.

(4) The closing price of BCE Inc. shares was $28.90 on December 31, 2003.

(5) These options will expire 90 days following the departures of **Mr. Poirier** and **Ms. Tuerk** from the Corporation in accordance with the Plan rules. All options held by **Mr. Neely** have expired.

(6) These options will expire pursuant to the arrangements put in place in connection with **Mr. Trudeau's** departure and as described under "Employment Agreements and Change of Control Agreements" in this Circular.

Pension Arrangements

As executives of a subsidiary of BCE Inc., Messrs. Gaffney, Blouin and Loulou continued to participate in the non-contributory defined benefit pension plan of BCE Inc. (the "**BCE Pension Plan**"). In addition, Messrs. Blouin and Gaffney were covered by a supplementary executive retirement agreement (the "**SERP**") with BCE Inc. The following tables show estimated annual pension benefits payable, under the BCE Pension Plan and the SERP, upon retirement at age 65, to a participant in specified average earnings and years of service classifications. In no case may a participant receive under the BCE Pension Plan and the SERP an annual aggregate pension benefit from BCE Inc. in excess of 70% of average pensionable earnings. The other Named Executive Officers do not participate in a defined benefit pension plan. Mr. Neely participates in a company-sponsored U.S. 401(k) plan pursuant to which employee contributions are matched by company contributions, 100 per cent for the first US $1,000 and 50 per cent for the remainder of employee contributions, which cannot exceed 10 per cent of their base salary or US$12,000, whichever is greater. The Corporation's contributions are shown under "All Other Compensation" in the Summary Compensation Table in this Circular.

Pensionable earnings ($)	PENSION PLAN TABLE					PENSION PLAN TABLE (SERP)				
	Pensionable years of service					Pensionable years of service				
	2	5	10	20	30	2	5	10	20	30
300,000	9,600	24,100	48,200	94,700	137,100	9,600	24,100	48,200	96,400	142,000
500,000	16,400	41,100	82,200	161,500	233,900	16,400	41,100	82,200	164,400	242,200
700,000	23,200	58,100	116,200	228,300	330,700	23,200	58,100	116,200	232,400	342,400
900,000	30,000	75,100	150,200	295,100	427,500	30,000	75,100	150,200	300,400	442,600
1,100,000	36,800	92,100	184,200	361,900	524,300	36,800	92,100	184,200	368,400	542,800

Benefits shown above are not subject to any deductions for government benefits or other offset amounts. The benefits are partially indexed annually to increases in the Consumer Price Index but in no case shall indexation exceed 4%.

The following describes the pensions payable to a participant under the BCE Pension Plan, as supplemented by the SERP:

1. Pensions are based on pensionable service and the one-year average of the best consecutive 36 months of pensionable earnings. Pensionable earnings include salary and short-term incentive awards, up to the target. The inclusion of such awards is subject to a maximum limit.
2. A participant is credited with 1.5 years of pensionable service for each year of service as an officer of BCE Inc. or of a subsidiary or associated company of BCE Inc.
3. Pensions are payable for life with a spousal survivor benefit entitlement of approximately 60% of the pension payable to the participant.
4. A retirement allowance equal to one year's base salary is payable at time of retirement. This amount is not included in computing the participant's pensionable earnings.
5. A participant generally becomes eligible to SERP benefits upon reaching: (i) age 55 or more and the sum of age and service equals or exceeds 85; (ii) age 60 or more and the sum of age and service equals or exceeds 80; or (iii) age 65 and 15 years of service. For purposes of this paragraph (5), service excludes the additional 0.5 year of pensionable service credited for each year of service as an officer.
6. For purposes of computing their total retirement benefits, as of December 31, 2003, **Mr. Blouin** had 21.8 years of pensionable service, **Mr. Gaffney** 2.5 years of service, and **Mr. Loulou** 1.7 years of service.

Employment Agreements and Change of Control Agreements

Upon the departures of Messrs. Blouin and Loulou, there were no special compensation arrangements except for the arrangements governing the vesting and exercise of their stock options described below.

Pursuant to the material terms of Mr. Gaffney's arrangement, in the event of termination of his employment with the Corporation either (i) without cause, or (ii) due to resignation for valid reasons outlined in the agreement, and any other reason which would constitute constructive dismissal, Mr. Gaffney would be entitled to receive an amount equal to 18 months of his base salary and target bonus subject to signing a non-competition agreement. If the termination of Mr. Gaffney's employment without cause or due to resignation for valid reasons occurs within 12 months following a change of control (as defined below) that occurs during the first year of his employment with the Corporation, the severance payment would equal 24 months of his base salary and target bonus. Mr. Gaffney would continue to receive benefits for the period covered by severance (18 or 24 months) or until he obtains alternative employment, whichever is sooner. The severance provisions do not apply if Mr. Gaffney is offered an equivalent position within the BCE Inc. group of companies. The agreement defines change of control as any transaction or series of transactions following which BCE Inc. or any affiliated company of BCE Inc. holds less than 50 per cent of the voting equity of the Corporation.

Pursuant to arrangements with Mr. Blouin, all options held by Mr. Blouin upon his departure from the Corporation will continue to vest in accordance with their respective original schedule up to May 14, 2006, subject to Mr. Blouin remaining an employee of Bell Canada, BCE Inc. or one of its subsidiaries. However, in case of a "Change of Control" substantially as defined under the Stock Option Plan of the Corporation, Mr. Blouin will have 90 days to exercise each option as to a number of shares established on a proportional basis; provided however that, notwithstanding the foregoing, all unvested or unexercised options held by Mr. Blouin on May 14, 2006 will expire on such date. All options held by Mr. Blouin are forfeited after 91 days following such Change of Control.

Pursuant to arrangements with Mr. Loulou, all options held by Mr. Loulou upon his departure from the Corporation will continue to vest in accordance with their respective original schedule up to January 23, 2007, subject to Mr. Loulou remaining an employee of Bell Canada, BCE Inc. or one of its subsidiaries. However, in case of a "Change of Control" substantially as defined under the Stock Option Plan of the Corporation, Mr. Loulou will have 90 days to exercise each option as to a number of

shares established on a proportional basis; provided however that, notwithstanding the foregoing, all unvested or unexercised options held by Mr. Loulou on January 23, 2007 will expire on such date. All options held by Mr. Loulou are forfeited after 91 days following such Change of Control.

With respect to options granted under our Stock Option Plan before July 24, 2001, the vesting schedule and expiration date of such options will not be impacted as a result of the BCE Offering. With respect to options granted on or after July 24, 2001, our Stock Option Plan provides that if there occurs a "Change of Control" and the optionholder's employment, office or directorship is terminated by us other than for cause or by the optionholder for valid reason within 18 months following the Change of Control, all options (including unvested options) would become fully exercisable for a period of 90 days after the optionholder ceasing to be an employee. The definition of Change of Control includes a sale, exchange or disposition of all or substantially all of our assets. Our board of directors established February 26, 2004, being the date of the Special Meeting of Shareholders of BCE Emergis at which a special resolution was passed approving the sale of BCE Emergis Corporation to MultiPlan, Inc., as the effective date of the Change of Control for the purpose mentioned above. The BCE Offering would not, as and of itself, result in a further Change of Control for the purpose of our Stock Option Plan unless our incumbent directors as of July 24, 2001 cease to constitute at least a majority of our board of directors (provided that Directors who become directors after July 24, 2001 with the support of at least three quarters of the then directors composing the incumbent board, are deemed to be incumbent directors for this purpose). The BCE Offering is therefore not expected to result in a further Change of Control, to the extent new directors are brought onto our board of directors in an orderly fashion with the support of not less than three quarters of our current directors.

Pursuant to arrangements with Mr. Neely, following Mr. Neely's departure from the Corporation, in addition to accrued vacation pay, he will receive 12 months of base salary payable in 12 equal instalments. Such amounts cover consulting services provided by Mr. Neely to the Corporation for a period of two months following his departure. The arrangements between the Corporation and Mr. Neely also provide for additional consulting services by Mr. Neely beyond the two-month period until February 28, 2005. Mr. Neely will continue to receive medical benefits until such date or until he obtains alternative employment, whichever is sooner. The agreement between the Corporation and Mr. Neely further provides for non-competition covenants in favour of the Corporation for a period of 12 months after the date of termination of employment. All options held by Mr. Neely have expired 90 days following his departure from the Corporation in accordance with the Plan rules.

Pursuant to arrangements with Ms. Tuerk, following Ms. Tuerk's departure from the Corporation, Ms. Tuerk will receive a lump sum payment of $287,668, being an amount of her annual base salary and car allowance prorated up to May 31, 2005. She will also receive an amount of $225,172 equal to a pro-rated annual bonus to such date. As part of the arrangement, the Company will pay a lump sum amount of $42,100 to Ms. Tuerk's attorneys. This amount represents legal fees Ms. Tuerk incurred as a result of her employment termination negotiations. Ms. Tuerk will continue to receive medical, dental and basic life insurance benefits up to May 31, 2005. The arrangements between the Corporation and Ms. Tuerk are conditional upon non-competition covenants in favour of the Corporation for a period of 12 months after the date of termination of employment. All options held by Ms. Tuerk will expire 90 days following her departure from the Corporation in accordance with the Plan rules.

Pursuant to arrangements with Mr. Poirier, upon Mr. Poirier's departure from the Corporation, Mr. Poirier received, in addition to accrued salary and vacation pay, an amount equal to 12 months of base salary and target bonus, and a pro-rated 2004 bonus. He will also continue to receive medical, dental and basic life insurance benefits for a period of 12 months or until he obtains other employment, whichever is sooner. The agreement between the Corporation and Mr. Poirier further provides for non-competition covenants in favour of the Corporation for a period of 12 months after the date of termination of employment. All options held by Mr. Poirier will expire 90 days after his departure from the Corporation in accordance with the Plan rules.

In the Spring of 2003, BCE Emergis put in place arrangements to assist in retaining and motivating certain key senior executives then in office in the context of the strategic review initiated at that time. Mr. Gaffney, who was appointed as Chief Executive Officer of the Corporation on May 14, 2003, does not benefit from such arrangements. These arrangements provide for fixed retention amounts, with the time of payment of various instalments of same being dependent on time of announcement of one or more major transactions involving one of the Corporation's subsidiaries, and time at which the board of directors determines that the strategic review process is concluded. In the absence of any major transaction, outside payment dates are specified. Another retention component is payable to each such executive on a specified date, subject to the attainment by the executive of specified personal objectives. All retention payments are conditional upon the executive being in office at the specified payment dates. For Ms. Tuerk, the total amount of these retention payments was equal to $100,000, with the first payment of $50,000 having been paid on February 5, 2004 and the second payment of $50,000 on February 19, 2004. For Mr. Trudeau, the total amount of these retention payments was equal to 12 months of base salary. He received the pro-rated amount of these retention payments as part of his severance on December 24, 2003.

In May 2003, an agreement with Mr. Trudeau was also reached that provided that in the event of termination of his employment without cause, he would receive an amount equal to 18 months of base salary and target bonus, as well as a pro-rated retention payment. Accordingly, upon his departure in December 2003, he was paid a severance amount equal to $1,244,000. The agreement made with Mr. Trudeau upon his departure also provided for the 2003 bonus to be payable in 2004. He will also continue to receive medical, dental and basic life insurance benefits for a period of 18 months or until he obtains other employment, whichever is sooner. The arrangements between the Corporation and Mr. Trudeau further provide for non-competition covenants in favour of the Corporation for a period of 18 months after the date of termination of employment. Upon his departure, an agreement was made that all stock options issued under the Stock Option Plan of the Corporation and held by Mr. Trudeau will continue to vest for 18 months according to the schedule under the Plan (or June 12,

2005). However, in the event of a "Change of Control" substantially as defined under the Plan, all options held by Mr. Trudeau will vest and he will have 90 days to exercise them, after which time his options would be forfeited.

Compensation of Directors

In 2003, directors who are not officers or employees of BCE Emergis or of any of its affiliates[1] (the "Eligible Directors") were compensated for their services as directors on the following basis:

Annual Board Retainer [2]	$20,000
Annual Audit Committee Retainer	$1,000
Annual HRCGC Retainer	$1,000
Annual HRCGC Chairperson Retainer [3]	$4,000
Annual Audit Committee Chairperson Retainer [3]	$20,000
Board and HRCGC Attendance Fees	$1,000
Audit and ad hoc Committees Attendance Fees	$1,500

Notes:

1. Messrs. Michael J. Sabia and William D. Anderson being officers of BCE Inc. and Mr. Gaffney (and Mr. Blouin before his termination on May 13, 2003) being an officer of BCE Emergis are not entitled to compensation as directors.
2. The Annual Board Retainer fee is paid in share units under the Share Unit Plan described below until the Director's minimum share ownership level is attained (see "Minimum Share Ownership Guideline" below). Once it is attained, the Director may elect to continue to receive the Annual Board Retainer fee in share units. All other fees are paid in cash unless the Director elects to be paid these fees in the form of share units.
3. The Annual Audit Committee and HRCGC Chairperson Retainer fees include the Annual Committee Retainer Fees.
4. If a Director resides more than 1,000 km away from Montreal, travel fees of $1,000 per meeting are paid.
5. Directors are no longer entitled to stock options.

A special compensation of $50,000 each was granted to Mr. Pierre Ducros, as Chairman of a Special Committee (a non-standing Committee composed of independent directors) and to Mr. Robert Kearney, as Chairman of the Audit Committee, for their extensive services in 2002. In 2002, the Special Committee met 7 times and the Audit Committee met 12 times. Such compensation was granted after the annual meeting of May 13, 2003 and as a consequence was not included in the 2003 Management Proxy Circular.

Directors' Share Unit Plan

So as to align more closely the interests of our directors with those of our shareholders, effective October 1, 1999, the fees payable to Eligible Directors, other than attendance fees have been paid in the form of share units under the BCE Emergis Inc. Share Unit Plan for Non-Employee Directors (1999) (the "**Share Unit Plan**"). Directors may also elect to receive the attendance fees in the form of share units. The Share Unit Plan was amended on April 1, 2003 to provide that the Annual Board Retainer is paid in the form of share units until the minimum share ownership level is met (see below). Once this level is met, a director may elect to receive the Annual Board Retainer in share units or in cash. The Committee Retainer fees, the Committee Chairperson Retainer fees and the attendance fees are paid in cash unless the director elects to be paid these fees in the form of share units. Under the Share Unit Plan, each quarter, a number of share units equal to the number of shares that could be purchased on the open market for a dollar amount equal to the applicable fees payable in share units for such quarter is credited to the account maintained for each Eligible Director. No shares are purchased on the open market until such time as a director ceases to be a member of the board of directors. Following the cessation of board service (or following the day when a director ceases to be an employee of BCE Emergis or any of its affiliates, whichever occurs later), the Corporation purchases on the open market a number of common shares of the Corporation equal to the director's credit balance under the Share Unit Plan after remittance of applicable withholding taxes; and such shares are then delivered to the director. Additional share units are credited to the account maintained for each Eligible Director to reflect the amount of dividends paid on or other distributions made on the Common Shares, including in respect of the Special Distribution referred to under "BUSINESS TO BE TRANSACTED AT THE SPECIAL MEETING – FIRST SPECIAL RESOLUTION".

Stock Options

The board of directors adopted a policy in 2001 with respect to the grant of options to directors pursuant to which a maximum of 25,000 options could be granted to a Director upon his or her joining the Board and thereafter, up to 5,000 options per year could be granted. No options were granted to directors in 2002. On December 17, 2002, the Board rescinded the 2001 policy and decided that no grants of options would thereafter be made to directors and that the Plan would be amended accordingly. Two directors continue to hold stock options that were granted in 1998.

Minimum Share Ownership Guideline

Under the Share Ownership Guideline adopted by the Board on December 17, 2002, directors must own, within three years from their election to the board of directors, common shares or share units of BCE Emergis having a value of $60,000, which is equivalent to three times the Annual Board of Directors Retainer fee. The value is measured at the higher of the purchase price (or historical cost) or fair market value.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Directors' and officers' liability insurance in the aggregate amount of US$280 million (reduced to US$200 million for events on or after November 1, 2003) is purchased for the protection of all the directors and officers of BCE Inc., its subsidiaries (including BCE Emergis) and certain of its associated companies against liability incurred by such directors and officers. In 2003, the aggregate amount charged against earnings by BCE Emergis for its portion of the premium paid in respect of its directors and officers as a group was US$56,906. In any case in which BCE Emergis is not permitted by law to reimburse the insured, the deductible is nil. Where BCE Emergis is permitted to reimburse the insured, the deductible is US$300,000 per event (for events on or after November 1, 2003, the deductible is US$1,000,000, or US$5,000,000 for persons sitting on other boards of directors at BCE Emergis' request). BCE Emergis is seeking to obtain appropriate insurance coverage to replace its existing coverage on the date the Release Conditions are satisfied.

INTEREST OF INSIDERS AND OTHER PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed below, in our 2003 Annual Report (which includes our audited consolidated financial statements for the financial year ended December 31, 2003), in our Annual Information Form dated May 3, 2004 and in this Management Proxy Circular under "DIRECTORS' AND OFFICERS' COMPENSATION – Executive Compensation – Employment Agreements and Change of Control Agreements", we are not aware that any of the directors, officers, other insiders or any persons associated or otherwise related to any of them has had a material interest in any transaction carried out since the beginning of our last completed fiscal year or proposed transaction which has materially affected or could materially affect BCE Emergis.

BCE (together with certain of its subsidiaries) is considered an insider of BCE Emergis since it holds more than 10% of our issued and outstanding Common Shares. BCE has a material interest in the BCE Offering, which involves the distribution by BCE of the Subscription Receipts that are automatically exchangeable, subject to the Release Conditions, on a one-for-one basis, into Common Shares held by BCE and certain of its wholly-owned subsidiaries. BCE expects to receive gross proceeds of approximately $356 million upon closing of the BCE Offering. If the Special Distribution is not approved by the Shareholders, the Subscription Receipts will effectively terminate and the proceeds of the BCE Offering will be returned to purchasers of the Subscription Receipts. See "BUSINESS TO BE TRANSACTED AT THE SPECIAL MEETING – FIRST SPECIAL RESOLUTION- Background of the Proposed First Special Resolution – The BCE Offering".

Messrs. Anderson, McArthur and Sabia declared their interests as directors/officers of BCE and abstained from voting at the meetings of the board of directors at which the BCE Offering, the MOU, the Letter Agreement and the Special Distribution were presented and Mr. Pierre Ducros declared his interest as a director of National Bank Financial Inc., the lead underwriter in the BCE Offering, and abstained from voting at the meetings of the board of directors on the approval of the BCE Offering and the Special Distribution.

In addition, as part of the transactions approved by our board of directors on May 6, 2004, Bell Canada, a subsidiary of BCE, signed the MOU and the Letter Agreement which establish the essential terms of its commercial relationship with us upon closing of the BCE Offering. See "BUSINESS TO BE TRANSACTED AT THE SPECIAL MEETING – FIRST SPECIAL RESOLUTION - Background of the Proposed First Special Resolution – Preferred Supplier Agreement and Other Agreements".

Neither BCE nor its subsidiaries that hold Common Shares will receive any part of the Special Distribution, which will be paid to Shareholders on or about June 30, 2004 (assuming the Subscription Receipts will have been exchanged for the Common Shares held by BCE and certain of its wholly-owned subsidiaries before the June 25, 2004 Record Date for the Special Distribution). At such time BCE and its subsidiaries shall no longer have any direct or indirect security holding interest in BCE Emergis.

SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING OF SHAREHOLDERS

Shareholder proposals must be submitted no later than January 5, 2005 to be considered for inclusion in next year's Management Proxy Circular for the purposes of our 2005 Annual Meeting of shareholders.

ADDITIONAL INFORMATION

Copies of our latest annual information form, latest audited financial statements, interim financial statements filed since the date of the latest audited financial statements, and management proxy circular for its most recent annual meeting of shareholders may be obtained upon request. Requests should be addressed to the Corporate Secretary at 1155 René-Lévesque Blvd. West, Suite 2200, Montréal, Québec H3B 4T3 (telephone: (514) 868-2200 or 1-888-206-5116; facsimile: (514) 868-2344).

APPROVAL OF CIRCULAR

I, the undersigned, the Executive Vice-President, Law and Corporate Secretary of BCE Emergis Inc., hereby certify that the contents of this Management Proxy Circular and the sending thereof to each shareholder entitled to receive notice of and vote at the Special Meeting, to each Director, to the auditors of BCE Emergis and to the appropriate governmental agencies were approved by the board of directors on May 14, 2004.

Monique Mercier
Executive Vice-President, Law and
Corporate Secretary

SCHEDULE A

TEXT OF THE FIRST SPECIAL RESOLUTION REGARDING REDUCTION OF STATED CAPITAL ACCOUNT OF COMMON SHARES FOR EFFECTING A SPECIAL DISTRIBUTION

"BE IT RESOLVED THAT:

1. The stated capital account maintained in respect of the common shares of the Corporation (the "**Common Shares**") be reduced pursuant to subsection 38(1) of the *Canada Business Corporations Act* by an amount equal to $1.45 multiplied by the number of Common Shares that will be issued and outstanding as at June 25, 2004 (being the record date for the purpose of determining holders of Common Shares who will be entitled to the Special Distribution (defined below)) for the purpose of effecting a one-time special distribution of $1.45 per Common Share by way of a return of capital (the "**Special Distribution**");

2. The board of directors be authorized to revoke, at its sole discretion, this special resolution at any time before it is acted upon without the requirement to obtain any further approval from the holders of Common Shares; and

3. Any director or officer of the Corporation be authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered, all such documents and instruments, and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary or desirable to carry out the intent of these resolutions."

SCHEDULE B

TEXT OF THE SECOND SPECIAL RESOLUTION REGARDING REDUCTION OF STATED CAPITAL ACCOUNT OF COMMON SHARES

"BE IT RESOLVED THAT:

1. The stated capital account maintained in respect of the common shares of the Corporation (the "**Common Shares**") be reduced pursuant to subsection 38(1) of the *Canada Business Corporations Act* by an amount of $1.21 billion;

2. The board of directors be authorized to revoke, at its sole discretion, this special resolution at any time before it is acted upon without the requirement to obtain any further approval from the holders of Common Shares;

3. Any director or officer of the Corporation be authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered, all such documents and instruments, and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary or desirable to carry out the intent of these resolutions; and

4. In the event of adoption at this Special Meeting of the First Special Resolution regarding a reduction of stated capital account of the Common Shares for the purpose of effecting the Special Distribution (as defined in the First Special Resolution), the effective time of this special resolution will be immediately after completion of the Special Distribution. If the First Special Resolution is not adopted at this Special Meeting, the effective time of this special resolution will be upon its adoption by the holders of Common Shares."

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold, directly or indirectly, in the United States or to U.S. persons without registration or the availability of an exemption therefrom. See "Plan of Distribution".

***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge, in the case of documents of BCE Inc., from the Corporate Secretary at 1000, rue de La Gauchetière Ouest, bureau 3700, Montréal, Québec H3B 4Y7 (514) 870-8777, and in the case of documents of BCE Emergis Inc., from the Corporate Secretary at 1155 boulevard René-Lévesque Ouest, bureau 2200, Montréal, Québec H3B 4T3 (514) 868-2200. For the purposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of BCE Inc.'s and BCE Emergis Inc.'s permanent information record may be obtained from their respective Corporate Secretary at the above-mentioned addresses and telephone numbers.*

New Issue **SHORT FORM PROSPECTUS** May 19, 2004

Bell Canada Enterprises

BCE Inc.

$355,896,617

65,906,781 Subscription Receipts, each representing the right to receive one Common Share of

BCE Emergis

BCE Emergis Inc.

This short form prospectus qualifies the distribution (the "Offering") by BCE Inc. ("BCE") of 65,906,781 subscription receipts (the "Subscription Receipts"), each of which will entitle the holder thereof to receive one common share of BCE Emergis Inc. ("Emergis") owned, directly or indirectly, by BCE (a "Common Share"), upon satisfaction of the Release Conditions (as defined herein), and without payment of additional consideration. See "Details of the Offering".

The Subscription Receipts will be sold at a price of $5.40 per Subscription Receipt, payable on closing of the Offering (the "Closing"). An amount equal to the gross proceeds from the Offering (the "Escrowed Funds") will be held in escrow by CIBC Mellon Trust Company, as escrow agent (the "Escrow Agent"). If the Release Conditions are satisfied on or before 5:00 p.m. (Montreal time) on June 16, 2004 or such later date as may be mutually agreed upon by BCE, Emergis and the Underwriters (as defined herein) (the "Termination Date"), the Subscription Receipts will be automatically exchanged for Common Shares. The holders of Subscription Receipts will receive, without payment of any additional consideration, one Common Share for each Subscription Receipt held. Forthwith upon the Release Conditions being satisfied, the Escrowed Funds (net of fees payable to the Underwriters) together with interest earned and income generated, if any, thereon, will be released to BCE. If the Release Conditions have not been satisfied on or before 5:00 p.m. (Montreal time) on the Termination Date, the Escrow Agent will, forthwith following the Termination Date, return to each holder of Subscription Receipts an amount equal to the purchase price for each Subscription Receipt held by such holder together with its *pro rata* entitlement to interest earned or income generated, if any, on such amount. See "Details of the Offering".

Price: $5.40 per Subscription Receipt

	Price to the Public	Underwriters' Fee[1]	Net Proceeds to BCE[2]
Per Subscription Receipt	$5.40	$0.216	$5.184
TOTAL	$355,896,617	$14,235,864	$341,660,753

Notes:

(1) BCE will pay the Underwriters a fee of $0.216 per Subscription Receipt, payable as to $0.108 on Closing and as to $0.108 on the date of release of the Common Shares to the holders of the Subscription Receipts (the "Release Date").

(2) Before deducting expenses of the Offering, including the expenses of Emergis, estimated to be $2 million, which together with the Underwriters' fee, will be paid by BCE. Emergis will not receive any proceeds from the sale of the Subscription Receipts by BCE.

Holders will be notified of the satisfaction of the Release Conditions through notice in the newspaper and by press release in the manner set out in the Subscription Receipt Agreement (as defined herein). Upon the satisfaction of the Release Conditions on or prior to the Termination Date, registered holders of the Subscription Receipts will become registered holders of the Common Shares. See "Details of the Offering".

BCE currently owns approximately 63.8% of the outstanding common shares of Emergis. Following satisfaction of the Release Conditions on or prior to the Termination Date and the delivery to holders of the Subscription Receipts of the Common Shares, BCE will not own any common shares of Emergis. The offering price of the Subscription Receipts has been determined by negotiation between BCE and National Bank Financial Inc., CIBC World Markets Inc., Scotia Capital Inc. and TD Securities Inc. (collectively, the "Underwriters") with reference to the market price of the common shares of Emergis.

The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the Subscription Receipts. Listing is subject to BCE fulfilling all of the requirements of the TSX on or before August 10, 2004. The outstanding common shares of Emergis are listed for trading on the TSX under the trading symbol "IFM". On May 18, 2004, the closing price of such common shares on the TSX was $4.80.

National Bank Financial Inc. and TD Securities Inc. have provided certain financial advisory and strategic advisory services, respectively, to Emergis. In addition, a member of the board of directors of Emergis and the chair of its independent committee (the "Independent Committee") constituted to consider, and make recommendations to the board of directors of Emergis on, certain alternatives presented by BCE relative to BCE's investment in Emergis, including the transactions contemplated by the Offering and the MOU (as defined herein), is also a member of the board of directors and the chair of the audit committee of National Bank Financial Inc. **Accordingly, in connection with the Offering, BCE, as an influential securityholder of Emergis, may be considered to be a "connected issuer" of National Bank Financial Inc. and TD Securities Inc. under applicable securities laws.** See "Plan of Distribution".

Subject to applicable laws and in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Subscription Receipts or the common shares of Emergis at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. **The Underwriters may offer the Subscription Receipts at a price lower than that stated above.** See "Plan of Distribution".

The Underwriters have agreed, as principals, to conditionally offer the Subscription Receipts, subject to prior sale, if, as and when sold and delivered by BCE and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of BCE by Ms. Martine Turcotte, Chief Legal Officer of BCE, and by Davies Ward Phillips & Vineberg LLP, on behalf of Emergis by Ogilvy Renault and on behalf of the Underwriters by Goodmans LLP. Subscriptions for Subscription Receipts will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will occur on or about May 26, 2004 (the "Closing Date"), but in any event not later than June 10, 2004. A certificate or certificates representing the Subscription Receipts will be issued in registered form only to The Canadian Depository for Securities Limited ("CDS") or its nominee and will be deposited with CDS on Closing.

TABLE OF CONTENTS

In this short form prospectus, unless otherwise indicated, all dollar amounts are expressed in, and the term "dollars" and the symbol "$" refer to, Canadian dollars. The term "US dollars" and the symbol "US$" refer to United States dollars.

DOCUMENTS INCORPORATED BY REFERENCE

The respective disclosure documents of BCE and Emergis listed below and filed with the appropriate securities commissions or similar regulatory authorities in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of this short form prospectus:

BCE Documents

(a) Annual Information Form dated March 10, 2004 for the year ended December 31, 2003;

(b) Audited Consolidated Financial Statements for the years ended December 31, 2003 and 2002 together with the notes thereto and the Auditors' Report thereon as contained in the 2003 Annual Report of BCE;

(c) Management's Discussion and Analysis for the year ended December 31, 2003 contained in the 2003 Annual Report of BCE;

(d) Management Information Circular dated April 14, 2004 prepared in connection with the annual meeting of shareholders of BCE to be held on May 26, 2004, excluding those portions thereof which appear under the headings "Shareholder Return Performance Graph", "Statement of Corporate Governance Practices" and "Report on Executive Compensation";

(e) Unaudited Interim Consolidated Financial Statements of BCE for the three-month periods ended March 31, 2004 and 2003; and

(f) Management's Discussion and Analysis of 2004 first quarter results of BCE dated May 4, 2004.

Emergis Documents

(a) Annual Information Form dated May 3, 2004;

(b) Audited Consolidated Financial Statements for the years ended December 31, 2003 and 2002 together with the notes thereto and the Auditors' Report thereon as contained in the 2003 Annual Report of Emergis;

(c) Management's Discussion and Analysis for the year ended December 31, 2003 contained in the 2003 Annual Report of Emergis;

(d) Management Information Circular dated March 30, 2004 prepared in connection with the annual meeting of shareholders of Emergis to be held on May 11, 2004, excluding those portions thereof which appear under the headings "Report on Executive Compensation", "Shareholder Return Performance Graph" and "Statement of Corporate Governance Practices";

(e) Management Information Circular dated January 9, 2004 prepared in connection with the special meeting of shareholders of Emergis held on February 26, 2004, excluding those portions thereof which appear under the headings ''Report on Executive Compensation'' and ''Shareholder Return Performance Graph'';

(f) Unaudited Interim Consolidated Financial Statements for the three-month periods ended March 31, 2004 and 2003;

(g) Interim Management's Discussion and Analysis for the three-month period ended March 31, 2004;

(h) Management Information Circular dated May 14, 2004 prepared in connection with the special meeting of shareholders of Emergis to be held on June 16, 2004, excluding those portions thereof which appear under the headings ''Report on Executive Compensation'' and ''Shareholder Return Performance Graph''; and

(i) Material Change Report dated May 17, 2004 with respect to the Offering.

Any document of the type referred to in the preceding paragraph and any material change report (excluding confidential reports) subsequently filed by either BCE or Emergis with such securities commissions or regulatory authorities after the date of this short form prospectus, and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge, in the case of documents of BCE, from the Corporate Secretary at 1000, rue de La Gauchetière Ouest, bureau 3700, Montréal, Québec H3B 4Y7 (514) 870-8777, and in the case of documents of Emergis, from the Corporate Secretary at 1155 boulevard René-Lévesque Ouest, bureau 2200, Montréal, Québec H3B 4T3 (514) 868-2200. For the purposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of BCE's and Emergis' permanent information record may be obtained from their respective Corporate Secretary at the above-mentioned addresses and telephone numbers. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (''SEDAR'') which can be accessed at www.sedar.com. The filings of each of BCE and Emergis available through SEDAR are not incorporated by reference in this short form prospectus except as specifically set out herein.

EBITDA

References in this short form prospectus to ''EBITDA'' are to earnings before depreciation, amortization of intangibles, interest, loss or gain on foreign exchange, other expenses or income and income taxes. EBITDA is a metric used by many investors to compare companies on the basis of ability to generate cash from operations. EBITDA is not a recognized measure under Canadian generally accepted accounting principles (''GAAP'') and is not intended to be representative of cash flow or results of operations determined in accordance with GAAP or cash available for distribution. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to net income (loss) as determined in accordance with GAAP and an indicator of Emergis' performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. EBITDA may not be comparable to similarly titled amounts reported by other issuers. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as ''Earnings before under-noted items'' in the audited financial statements of Emergis and Emergis' Interim Consolidated Statement of Earnings.

FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated herein by reference contain certain statements that constitute forward-looking statements. These statements are based on current expectations and estimates about the markets in which BCE and Emergis operate and their respective management's beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. Some of the factors which could cause results or events to differ materially from current expectations include but are not limited to general economic conditions, market or business conditions, increased competition and other factors, many of which are beyond the control of BCE and Emergis. Should any factor impact BCE or Emergis in an unexpected manner, or should assumptions underlying the forward-looking statements prove incorrect, the results or events predicted may differ materially from actual results or events. Consequently, all of the forward-looking statements made in this short form prospectus and the documents incorporated herein by reference are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by BCE or Emergis will be realized or, even if substantially realized, that they will have the expected consequences for BCE or Emergis. Readers should not place undue reliance on any forward-looking statements. Further, BCE and Emergis disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or any other occurrence.

SUMMARY

The following is a summary only and is qualified and complemented by the more detailed information and financial statements appearing elsewhere in this short form prospectus or incorporated by reference herein.

BCE EMERGIS INC.

Founded over 15 years ago, Emergis is a leading electronic transaction processor in North America. Emergis provides services through two customer segments: eHealth, which processes health and drug claims mainly on behalf of insurance companies and workers' compensation boards, and eFinance, which provides electronic processing of payments, invoices and mortgages. Emergis customers include leading Canadian health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The common shares of Emergis trade on the TSX under the symbol ''IFM''.

Customer Segments

Emergis has two key customer segments:

- *eHealth* which addresses the Canadian health market by enabling the processing of claims mainly for health insurance companies and workers' compensation boards. Emergis leverages its business relationships with leading health insurance companies in Canada to offer them cost savings and efficiencies, as well as the opportunity to re-engineer their business practices.
- *eFinance* which offers to North American enterprises a wide range of finance-related eBusiness solutions sold by its direct sales force, and through financial institutions, Bell Canada, and other industry leaders acting as distributors. The focus of this business segment is on payments enablement and loan document processing solutions supported by Emergis' messaging capability.

Objectives and Strategy

The objectives of Emergis are:

- To strengthen its position as an eBusiness leader in Canada
- To drive its U.S. businesses towards profitability
- To achieve scale

Emergis' strategy includes the following components upon which it plans to build its future success:

- Focus its efforts in high-potential processing areas: claims, payments and loans
- Grow through a balance of organic growth, large contracts and acquisitions
- Offer more complete solutions and services
- Strengthen marketing, sales and operations capabilities and industry partnerships
- Become a more streamlined, customer-oriented organization

BACKGROUND TO THE OFFERING

Although BCE recognizes the opportunities for Emergis in the finance and health sectors of e-commerce, BCE has decided to focus on its core operations. The businesses of Emergis, other than the Security Business (as defined herein), are not core operations to BCE and as a result a decision was made by BCE to dispose of its interest in Emergis.

Since the disposition by Emergis of its U.S. Health business, BCE has carefully evaluated several alternative methods of exiting its investment in Emergis. During this process, National Bank Financial Inc. approached BCE with the proposal for the Offering. BCE concluded that the sale of the Common Shares by way of the Offering was the preferred solution.

BCE has worked with the board of directors of Emergis in order for its exit to be conducted in an orderly manner and to enable Emergis to continue to grow its business. BCE feels that it is an appropriate time for BCE to sell its interest in Emergis considering that Emergis now has a solid balance sheet from which it can pursue new growth opportunities, and at the same time the sale is another step towards BCE simplifying its operations and focussing on its core business.

THE OFFERING

Issuer:	BCE Inc.
Issuer of Underlying Common Shares:	BCE Emergis Inc.
Issue:	65,906,781 Subscription Receipts each representing a right to receive, on unconditional declaration of the Special Distribution, without payment of additional consideration, one common share of Emergis. See ''Details of the Offering''.
Price:	$5.40 per Subscription Receipt.
Amount of the Offering:	$355,986,617
Subscription Receipts:	On closing of the Offering there shall be deposited into escrow an amount equal to the gross proceeds of the Offering and the common shares of Emergis held by BCE. If the Release Conditions (specifically, the unconditional declaration of the Special Distribution of $1.45 per common share of Emergis, as described below, and delivery of a notice to such effect to the escrow agent) are satisfied on or prior to 5:00 p.m. (Montreal time) on June 16, 2004 or such later date as may be mutually agreed upon by BCE, Emergis and the Underwriters, the Subscription Receipts shall be automatically exchanged for common shares of Emergis. If the Release Conditions are not satisfied by such time, the escrowed funds shall be returned to holders of Subscription Receipts, together with accrued interest or income, if any. See ''Details of the Offering''.
Special Distribution:	Emergis has convened a special meeting of shareholders to be held on June 16, 2004, to consider, among other things, a special resolution approving a reduction in the stated capital account of the common shares of Emergis in an amount of $1.45 for each outstanding common share. The purpose of this reduction in stated capital will be to distribute to each holder of common shares of Emergis a special cash distribution by way of a return of capital of $1.45 per common share. BCE has irrevocably committed to vote its 63.8% interest in Emergis in favour of the Special Resolution. The record date for the Special Distribution is expected to be June 25, 2004 with a distribution date of June 30, 2004, such that the holders of Common Shares acquired on the exchange of Subscription Receipts issued under the Offering will, unless they dispose of their Subscription Receipts or Common Shares prior to such record date, receive the Special Distribution. For a description of the tax consequences of the Special Distribution, see ''BCE Emergis Inc. — Special Distribution''.
Use of Proceeds:	All of the net proceeds will be received by BCE, and Emergis will not receive any proceeds of the Offering. BCE intends to use the net proceeds of the Offering for general corporate purposes. See ''Use of Proceeds''.
Memorandum of Understanding:	On May 6, 2004, Emergis, BCE and Bell Canada entered into a memorandum of understanding (the ''MOU'') establishing the essential terms of their commercial relationships following the Offering. See ''BCE Emergis Inc. — Recent Developments''.
Listing:	The common shares of Emergis are currently listed on the TSX under the symbol ''IFM''. The TSX has conditionally approved the listing of the Subscription Receipts, which will trade upon Closing under the symbol ''IFM.R''.
Risk Factors:	An investment in the Subscription Receipts and the Common Shares deliverable upon exchange of the Subscription Receipts involves certain

•	risks which should be carefully considered by prospective investors, including general and economic factors, adoption of eBusiness, adoption rate of Emergis solutions by its customers, response to industry's rapid pace of change, competition, operating results, success of United States-based operations, acquisitions, strategic relationships, exposure under contractual indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, key personnel, protection of intellectual property, intellectual property infringement claims, integrity of the public key cryptography technology, industry and government regulation, effect of disposition by BCE, the memorandum of understanding with BCE and Bell Canada, the Special Distribution, shareholder approval, director confirmation and attributes of the Subscription Receipts. See ''Risk Factors''.
Eligibility for Investment:	The Subscription Receipts, based on proposed amendments to the regulations under the *Income Tax Act* (Canada), and the Common Shares would, if acquired on the date hereof, be qualified investments for a trust governed by a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan or registered education savings plan provided, in the case of a Subscription Receipt, BCE deals at arm's length with each person who is an annuitant, beneficiary, employer or subscriber under such plan. See ''Eligibility for Investment''.

BACKGROUND TO THE OFFERING

Although BCE recognizes the opportunities for Emergis in the finance and health sectors of e-commerce, BCE has decided to focus on its core operations. The businesses of Emergis, other than the Security Business, are not core operations to BCE and as a result a decision was made by BCE to dispose of its interest in Emergis.

Since the disposition by Emergis of its U.S. Health business, BCE has carefully evaluated several alternative methods of exiting its investment in Emergis. During this process, National Bank Financial Inc. approached BCE with the proposal for the Offering. BCE concluded that the sale of the Common Shares by way of the Offering was the preferred solution.

BCE has worked with the board of directors of Emergis in order for its exit to be conducted in an orderly manner and to enable Emergis to continue to grow its business. BCE feels that it is an appropriate time for BCE to sell its interest in Emergis considering that Emergis now has a solid balance sheet from which it can pursue new growth opportunities, and at the same time the sale is another step towards BCE simplifying its operations and focussing on its core business.

BCE EMERGIS INC.

Founded over 15 years ago, Emergis is a leading electronic transaction processor in North America. Emergis provides services through two customer segments: eHealth, which processes health and drug claims mainly on behalf of insurance companies and workers' compensation boards, and eFinance, which provides electronic processing of payments, invoices and mortgages. Emergis customers include leading Canadian health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The common shares of Emergis trade on the TSX under the symbol ''IFM''.

Emergis was incorporated under the *Canada Business Corporations Act* on December 11, 1986. Emergis has its registered and head office located at 1155 boulevard René-Lévesque Ouest, bureau 2200, Montréal, Québec H3B 4T3.

Emergis' principal active subsidiary is BCE Emergis Technologies, Inc. (''Emergis Technologies'') which provides invoice presentment and payment and mortgage processing solutions. Emergis Technologies is a wholly-owned subsidiary of Emergis and is governed by the laws of the State of Delaware.

Business of Emergis

Objectives and Strategy

The objectives of Emergis are:

- To strengthen its position as an eBusiness leader in Canada
- To drive its U.S. businesses towards profitability
- To achieve scale

Emergis' strategy includes the following components upon which it plans to build its future success:

- Focus its efforts in high-potential processing areas: claims, payments and loans
- Grow through a balance of organic growth, large contracts and acquisitions
- Offer more complete solutions and services
- Strengthen marketing, sales and operations capabilities and industry partnerships
- Become a more streamlined, customer-oriented organization

Emergis Services

Emergis' solutions allow the automation of transactions between partners, suppliers and clients, enabling them to interact and transact electronically more efficiently and faster, in a secure environment. Emergis' expertise and core competencies lie in inter-company financial processes, more specifically in the:

- Processing, adjudication and payment of prescription drug, dental and other health care services claims
- Enablement of electronic payments
- Paperless loan document processing

- Underlying related messaging services

Customer Segments

Emergis has two key customer segments: eHealth and eFinance.

eHealth

eHealth addresses the Canadian health market by enabling the processing of claims mainly for health insurance companies and workers' compensation boards. Emergis leverages its business relationships with leading health insurance companies in Canada to offer them cost savings and efficiencies, as well as the opportunity to re-engineer their business practices. eHealth's principal service consists of the transmission, adjudication and payment of claims.

Emergis operates the largest private electronic real-time, point-of-sale claims network for adjudicating prescription drug claims and transmitting dental claims in Canada. 99% of Canadian pharmacies and the majority of Canadian dentists can submit claims on Emergis' system, either via a direct network connection installed in pharmacies or via exchange gateways interfacing with other telecommunication carriers or private corporate networks. Emergis' health claims processing solutions enable Emergis to quickly and efficiently process claims for payor organizations, to offer web-based practice management software to health care providers, to provide IT pharmacy management and network solutions to pharmacies, and to provide other valuable services and information to healthcare payors and their providers. Emergis also processes workers' compensation claims.

eFinance

eFinance offers to North American enterprises a wide range of finance-related eBusiness solutions sold by Emergis' direct sales force, and through financial institutions, Bell Canada, and other industry leaders acting as distributors. The focus of this business segment is on payments enablement and loan document processing solutions supported by Emergis' messaging capability.

eFinance's principal services are as follows:

Payment Solutions

Electronic Payment — Canada

In Canada, Emergis' electronic bill payment and tax filing enabling solutions allow business customers to pay bills and to file and pay their taxes directly from their personal computers or telephones, whether those bills and taxes are received by regular mail or presented electronically. Emergis also offers to billers a payment delivery notification service that notifies them on a daily basis of who has paid their bill electronically and how much they have paid. Emergis' clients can locate and retrieve real time payment transaction information in order to resolve customer and creditor issues.

Business to Business Bill Presentment (''eInvoicing'')

Emergis eInvoicing delivers cost and cash management efficiencies by automating the business functions of invoicing and payment. Suppliers and buyers collaborate through a simple, intuitive and secure application for presenting, routing, disputing, processing, approving and settling invoices. The solution eliminates paper and postage costs and improves the management of working capital by reducing the time it takes to process invoices and payment.

Visa Commerce

Emergis is a primary development and operations partner for Visa Commerce, an integrated global payment and information management solution designed to replace the use of cheques as a form of business-to-business (''B2B'') payment, which is provided by Visa USA and Visa International to member banks and their corporate customers. Emergis has developed the core pre-processing engine and related applications in addition to providing key messaging technology and services to enable banks, buyers, and suppliers to utilize the solution. Emergis also hosts the solution and is the primary interface to VisaNet, Visa's global settlement network.

Point-of-Sale Transaction Processing Services

Emergis is a provider of point-of-sale transaction processing services in Canada. Emergis provides merchants and credit card issuers with a platform to electronically verify and process point-of-sale transactions such as credit card and debit card transactions. Emergis collects transaction data from point-of-sale devices such as electronic cash registers

and credit card swipe terminals. Emergis routes and processes this data through its internally developed on-line, real-time transaction-processing system, and then returns to the point-of-sale device the information required to complete the transaction.

Messaging and Collaboration

Emergis provides messaging EDI and related messaging services (fax, email, client custom delivery formats), as well as a suite of legacy collaboration services including email and procurement products. Emergis' messaging suite services commercial customers predominantly in the financial services, healthcare, telecommunications, transportation and logistics, and retail sectors and enables payment-related transactions. In addition, Emergis provides messaging components to a number of other services.

Lending Solutions

Vendor Services Exchange

In the United States, Emergis provides an on-line workflow management system that electronically transmits data and documents between lenders, brokers, and third party product or service vendors. Using this single source, lenders and brokers order mortgage-related products or services, check order status in real time, and vendors may transmit data to the entity purchasing the product or service to fulfill the orders. Products available from participating vendors include appraisals/collateral assessments, title products, flood determinations and property reports. Emergis is also developing: (i) an on-line environment, called Emergis Electronic Closing Services, for creating, viewing and presenting closing, disclosure and other documents pertaining to loans and performing other actions related to coordinating loan procedures, as well as executing loan documents and associated documentation using digital signature technology; and (ii) a secure repository for on-line storage of electronic loan files, called Emergis Electronic Vault Services.

eLending Interchange

In Canada, Emergis' real-estate eLending Interchange solutions allow financial institutions and notaries/real estate lawyers in the Province of Québec to electronically exchange loan information for the completion of mortgage loans, removing the necessity of re-entering the same information multiple times. These solutions also permit financial institutions to electronically access appraisal services offered by third-party appraisers connected to the eLending Interchange, and permit the real-estate legal community (i.e. notaries and real-estate lawyers) to register and to electronically access title to real property. Emergis also offers eLending solutions for the automotive industry through its automotive eLending Interchange.

Security Solutions

Security Solutions

Emergis provides, through the Bell Canada distribution channel, managed security services that provide organizations the security infrastructure for their electronic service delivery needs. These security services provide these customers with the security infrastructure building blocks to help ensure data is secure and can be viewed only by the appropriate individuals. These services offload the complexities of security through a range of services from public key management services, single sign on and privilege entitlement services to secure virtual private network solutions. Emergis' Security business, as described in the MOU (the "Security Business"), will be sold to Bell Canada pursuant to the MOU as described in "Recent Developments — Sale of Security Business".

Recent Developments

Arrangements with BCE and Bell Canada

On May 6, 2004, following an extensive review of the commercial relationships and other agreements between BCE, Bell Canada (a subsidiary of BCE) and Emergis in anticipation of the divestiture by BCE of its controlling interest in Emergis' share capital, Emergis, BCE and Bell Canada entered into the MOU establishing the essential terms of their commercial relationships following the successful completion of the Offering. The MOU relates principally to three aspects of the commercial relationships: the sale of the Security Business to Bell Canada, the establishment of a bilateral five-year preferred service supplier agreement with Bell Canada and the accelerated termination of Emergis' three-year agreement with Bell Canada for the distribution of Internet business access services and extranet services (the "Bell Legacy Contract"). The MOU provides that Bell Canada will pay to Emergis $45

million in consideration for the acquisition of the Security Business and the other transactions contemplated by the MOU. The MOU becomes effective upon the satisfaction of the Release Conditions but certain of the transactions contemplated by the MOU are conditional upon the closing of the sale of the Security Business, which is to take place on or before June 30, 2004. The terms of these arrangements are discussed in more detail below.

Sale of Security Business

In accordance with the terms of the MOU, on or before June 30, 2004, Bell Canada will acquire the Security Business. Emergis will provide transitional services to Bell Canada for the operation of the Security Business for a period of up to 12 months. Bell Canada will make offers of employment to the Emergis Security Business employees on the closing of the sale of the business, and the Emergis employees providing the transitional services upon termination of these services. The Security Business generated $7.5 million in revenues and $2.4 million in EBITDA excluding overhead costs allocated to it in the first quarter of 2004, and revenues of $29.2 million and EBITDA of $13.0 million excluding its allocated costs in 2003.

Preferred Supplier Agreement

Upon the closing of the sale of the Security Business, Emergis and Bell Canada will enter into a preferred supplier agreement. Under this five-year agreement, Emergis will have a right of first offer for the provision of eFinance and eHealth services to Bell Canada, both for internal and customer use. Bell Canada will have a right of first offer for the provision of telecommunications services and other services comprised in its suite of enterprise products and services to Emergis, both for internal and customer use. This right of first offer will not apply to services a party has internally, whether as a result of either acquisitions or internal development.

Accelerated Termination of the Bell Legacy Contract

In accordance with the terms of the MOU, subject to the closing of the sale of the Security Business, Emergis and Bell Canada will terminate the Bell Legacy Contract as at June 30, 2004. The Bell Legacy Contract was originally due to terminate on December 31, 2004. Bell Canada will, in connection with the termination, acquire residual intellectual property relating to services provided under the agreement. The Bell Legacy Contract would have generated $65.1 million in revenue for Emergis in 2004, with an EBITDA of $11.1 million. For the period of January 1, 2004 to June 30, 2004, Emergis will have received $37.7 million in revenue and EBITDA of $6.4 million from the Bell Legacy Contract.

Letter Agreement

In a separate letter agreement signed on May 6, 2004, BCE agreed to terminate the pre-emptive subscription right it currently has in issuances of common shares of Emergis and Emergis agreed to exercise its option to become the owner of the trade-mark "Emergis" and will, on or before November 1, 2004, change its name to remove the reference to "BCE". Emergis will have continued use of the "BCE" name and logo for a certain transition period. The letter agreement also provides for certain covenants relating to the soliciting and hiring of employees of Emergis or its subsidiaries by BCE and Bell Canada and their wholly-owned subsidiaries. BCE also agreed to pay Emergis' expenses relating to the Offering and the convening of the special meeting of Emergis shareholders referred to below. Bell Canada and BCE also agreed to use their best efforts (which does not include incurring any additional financial obligations or liabilities) to obtain from suppliers of software licenses purchased by or for Emergis or used by Emergis under BCE master purchasing agreements, at no cost to Emergis, the consent to the assignment of such licenses to Emergis.

Tax Loss Monetization Agreement

The tax loss monetization arrangement between Emergis and Bell Canada will be terminated prior to the Release Date. As a result, it is anticipated that a write-down representing substantially all the future income tax assets will have to be reflected in Emergis' second quarter financial results. As of March 31, 2004, the future income tax assets of Emergis were $69.1 million. For the fiscal year ended December 31, 2003, Emergis accelerated the use of its tax attributes resulting in a $16.6 million reduction in future income tax assets.

Board of Directors and Management

Emergis anticipates that certain directors elected at the May 11, 2004 annual general meeting will resign following the closing of the Offering when new candidates are identified by the Human Resources and Corporate Governance Committee of Emergis' Board of Directors. In particular, Mr. Michael J. Sabia, Chairman of the Board, has indicated

that he will step down as Chairman and resign as director prior to the special meeting of shareholders convened to consider the Special Distribution (as defined herein).

Emergis' current expectation is that most members of its senior management team will remain in their current positions.

Special Distribution

Emergis has convened a special meeting of shareholders to be held on June 16, 2004 to consider, among other things, a special resolution approving a reduction in the stated capital account of the common shares of Emergis in an amount of $1.45 for each outstanding common share. The special resolution must be approved by a majority of not less than two-thirds of the votes cast by the Emergis shareholders who vote in respect of the special resolution at the meeting in which the special resolution is proposed. BCE has irrevocably agreed in the Underwriting Agreement (as defined herein) to vote its Common Shares, representing approximately 63.8% of the outstanding common shares of Emergis, in favour of the special resolution. The purpose of this reduction in stated capital will be to effect a special cash distribution by way of a return of capital of $1.45 per common share of Emergis (the "Special Distribution") to each holder of common shares of Emergis. The record date for the special meeting is May 17, 2004. The record date for the Special Distribution is expected to be June 25, 2004 with a distribution date of June 30, 2004, such that the holders of Subscription Receipts acquired under the Offering will, unless they dispose of their Subscription Receipts or Common Shares prior to such record date, receive the Special Distribution. See "Details of the Offering — Shareholder Approval".

Generally, where a public corporation, as defined in the *Income Tax Act* (Canada) (the "Tax Act"), reduces the paid-up capital in respect of a class of its shares, the amount paid on such reduction is deemed to be a dividend. However, where the paid-up capital of the issuer exceeds the amount of the proposed distribution (which is the case for Emergis in respect of the Special Distribution), a distribution not in excess of the amount by which the paid-up capital is reduced may be treated as a tax-free return of capital (subject to the comments below concerning the reduction of the adjusted cost base of the shares) and not as a dividend where (i) the distribution is made on the winding-up, discontinuance or reorganization of its business or (ii) under proposed amendments to the Tax Act, where the amount of the distribution is derived from proceeds realized by the distributing corporation on certain non-ordinary course transactions.

Based on preliminary discussions with the Canada Revenue Agency, Emergis has applied for an advance income tax ruling or opinion from the Canada Revenue Agency confirming that the Special Distribution will be treated as a tax-free return of capital and not as a deemed dividend on the basis of these exceptions. The Canada Revenue Agency has previously ruled, based on the first exception, that a distribution by a public corporation of cash realized on the sale of a subsidiary would not be deemed to be a dividend but rather would be treated as a tax-free return of capital. However, the availability of this exception depends on the particular facts. Consequently, no assurance can be given that the ruling or opinion sought by Emergis will be obtained. At the time of payment of the Special Distribution, Emergis will inform holders of its common shares whether it has obtained such ruling or opinion.

If the Special Distribution is treated as a return of capital, the adjusted cost base of each common share of Emergis to a shareholder that holds common shares of Emergis as capital property would be reduced by an amount equal to the amount per common share received on account of the Special Distribution. If such amount exceeds the adjusted cost base, such shareholder would be deemed to have realized a capital gain equal to such excess.

If the Special Distribution is treated as a deemed dividend, the tax consequences of such dividend would be the same as those applicable to ordinary course dividends paid on the common shares of Emergis described under "Certain Canadian Income Tax Considerations".

Prospective purchasers should consult their own tax advisors in respect of the tax treatment of the Special Distribution.

CAPITALIZATION OF EMERGIS

Description of Share Capital

The authorized share capital of Emergis consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As at May 17, 2004 there were 103,321,019 common shares of Emergis and no preferred shares issued and outstanding. As at March 31, 2004, there were unexercised options to purchase 6,120,036 common shares of Emergis outstanding.

Common Shares

The holders of common shares of Emergis are entitled to receive notice of and attend all general and special meetings of shareholders of Emergis and to one vote per share at meetings of the shareholders of Emergis, and to receive dividends if, as and when declared by the directors of Emergis. Holders of common shares of Emergis will participate, *pro rata* to their holding of common shares, in any distribution of the assets of Emergis upon its dissolution.

Preferred Shares

The preferred shares may be issued from time to time in one or more series. The board of directors of Emergis is authorized to fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the shares of each series. The holders of preferred shares are not entitled to vote at meetings of the shareholders of Emergis otherwise than as provided by law or in accordance with any voting rights which may be attached to any series of preferred shares. The preferred shares of each series rank on a parity with the preferred shares of every other series and are entitled to preference over the common shares of Emergis with respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding up of Emergis. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the preferred shares of all series participate rateably in accordance with the amounts that would be payable on such shares if all such dividends were declared and paid in full or the sums which would be payable on such shares on the return of capital if all amounts so payable were paid in full, as the case may be.

CONSOLIDATED CAPITALIZATION OF EMERGIS

The following table sets out the share and loan capital of Emergis as at December 31, 2003, March 31, 2004, and March 31, 2004 adjusted to reflect the Special Distribution:

	March 31, 2004, as adjusted(1)	March 31, 2004	December 31, 2003
	($ millions) (unaudited)	($ millions) (unaudited)	($ millions) (audited)
Long-term debt(2)	29.0	29.0	29.1
Shareholders' equity: — Common shares	1,383.9(3)	1,533.7	1,533.0
— Common shares to be issued(4)	—	—	11.6
— Option issued in connection with the BCE Emergis Technologies, Inc. acquisition	1.7	1.7	2.1
— Contributed surplus	78.5	78.5	76.8
— Deficit	(1,177.0)	(1,177.0)	(1,176.9)
— Foreign currency translation adjustment	2.4	2.4	(31.3)
— Total	289.5	439.3	415.3
Total capitalization	318.5	468.3	444.4

(1) Consolidated capitalization as at March 31, 2004 has been adjusted to reflect the Special Distribution at this date.

(2) Includes current portion of long-term debt due within one year of $15.5 million and $17.4 million at March 31, 2004 and December 31, 2003, respectively.

(3) The adjustment for the Special Distribution was based on 103,292,192 common shares outstanding as at April 30, 2004.

(4) See Note 9 of Emergis' audited consolidated financial statements for the year ended December 31, 2003.

BCE INC.

BCE was incorporated in 1970 and continued under the *Canada Business Corporations Act* in 1979. BCE has its principal and registered offices at 1000, rue de La Gauchetière Ouest, bureau 3700, Montréal, Québec H3B 4Y7.

BCE is Canada's largest communications company. Through its 26 million customer connections, BCE provides a comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the company's services include local, long distance and wireless phone services, high speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include Bell Globemedia Inc., a Canadian media company (which includes CTV Inc. and The Globe and Mail), and Telesat Canada, a provider of satellite communications and systems management services. BCE shares are listed in Canada, the United States and Europe.

The intercorporate relationships among BCE and its major subsidiaries as of December 31, 2003 are as follows:


BCE Inc.
(Canada)
100% of the voting securities
68.5% of the voting securities
63.8% of the voting securities(1)
Bell Canada Holdings Inc.
(Canada)
Bell Globemedia Inc.
(Canada)
BCE Emergis Inc.
(Canada)
100% of the voting securities
Bell Canada
(Canada)
53.4% of the voting securities
Aliant Inc.
(Canada)

(1) Held directly and indirectly. The Subscription Receipts will entitle the holders thereof to receive such securities upon satisfaction of the Release Conditions.

CONSOLIDATED CAPITALIZATION OF BCE

The following table sets out the share and loan capital of BCE as at March 31, 2004 and December 31, 2003:

	March 31, 2004 (in millions) (unaudited)	December 31, 2003 (in millions) (adjusted)[2] (unaudited)	December 31, 2003 (in millions) (audited)
Long-term debt[1]	$14,254	$13,551	$13,551
Non-controlling interest	3,385	3,403	3,403
Shareholders' equity: — Preferred shares	1,670	1,670	1,670
— Common shares	16,753	16,749	16,749
— Contributed surplus	1,045	1,037	1,037
— Currency translation adjustment	(31)	(46)	(46)
— Deficit	(5,645)	(5,837)	(5,830)
— Total	$13,792	$13,573	$13,580
Total capitalization	$31,431	$30,527	$30,534

(1) Includes current portion of long-term debt due within one year of $1,128 million and $1,158 million at March 31, 2004 and December 31, 2003, respectively. On April 30, 2004, Bell Canada repaid its $500 million of Series M-15 Debentures.

(2) Subsequent to December 31, 2003, BCE restated financial information for previous periods, including the balance sheet as at December 31, 2003, to reflect the retroactive adoption of section 3110 of the CICA Handbook, *Asset retirement obligations*, made in the unaudited consolidated financial statements of BCE for the period ended March 31, 2004.

USE OF PROCEEDS

The Subscription Receipts will be sold by BCE at a price of $5.40 per Subscription Receipt, payable on the Closing Date in accordance with the terms of the Subscription Receipt Agreement (as defined herein). The net proceeds from the sale of the Subscription Receipts, after deducting the Underwriters' fee, and the expenses of the Offering (estimated to be $2 million), are estimated to be $339,660,753. All of the net proceeds will be received by BCE, and Emergis will not receive any proceeds of the Offering. BCE intends to use the net proceeds of the Offering for general corporate purposes.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated May 10, 2004 (the "Underwriting Agreement") among BCE, Emergis and the Underwriters, BCE has agreed to sell all but not less than all of the 65,906,781 Subscription Receipts offered by this short form prospectus and the Underwriters have agreed to purchase such Subscription Receipts at a purchase price of $5.40 per Subscription Receipt, payable in cash by the Underwriters to BCE on the Closing Date against delivery by BCE of a certificate or certificates representing such Subscription Receipts, in accordance with the terms of the Subscription Receipt Agreement.

The offering price of the Subscription Receipts was determined by negotiation between BCE and the Underwriters with reference to the market price of the common shares of Emergis. The Underwriting Agreement provides that BCE will pay to the Underwriters, in consideration for their services in connection with the Offering, an underwriters' fee of $0.216 per Subscription Receipt, payable as to $0.108 on the Closing Date and as to $0.108 on the Release Date. Pursuant to the Underwriting Agreement, BCE is responsible for all expenses of BCE and Emergis relating to the Offering and the convening of the special meeting of Emergis.

The Closing is expected to take place on or about May 26, 2004, or such other date as may be agreed upon, but in any event, no later than June 10, 2004, subject to compliance with all necessary legal requirements and subject to the conditions stipulated in the Underwriting Agreement.

The Underwriting Agreement provides that the obligations of the Underwriters are several and are subject to certain conditions precedent. The Underwriting Agreement may be terminated upon the occurrence of certain stated events. The Underwriters are, however, severally obligated to take up and pay for all of the Subscription Receipts if any of such Subscription Receipts are purchased under the Underwriting Agreement.

BCE and Emergis have agreed to indemnify the Underwriters against certain liabilities, including liabilities under applicable securities legislation. In addition, each of BCE and Emergis have agreed to indemnify the other against certain liabilities, including those relating to misrepresentations contained in this short form prospectus relating to information concerning or provided by such indemnifying party.

The Underwriters propose to offer the Subscription Receipts initially at the offering price specified on the cover page of this short form prospectus. After the Underwriters have made a reasonable effort to sell all of the Subscription Receipts at the price specified on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the proceeds paid by the Underwriters to BCE.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution under the Offering, bid for or purchase Subscription Receipts or the common shares of Emergis. The foregoing restriction is subject to certain exceptions including: (i) a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market-making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities. In connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Subscription Receipts or common shares of Emergis at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Emergis has agreed that it will not, without the prior written consent of National Bank Financial Inc. on behalf of the Underwriters, such consent not to be unreasonably withheld, during the period ending 90 days following the

Closing Date, grant, issue, sell or offer for sale, directly or indirectly, any common shares of Emergis or securities convertible into or exchangeable for common shares of Emergis other than pursuant to the issue or exercise of options under Emergis' stock option or stock purchase plans in the normal course consistent with past practice or the satisfaction of outstanding instruments or contractual commitments. In addition, BCE has agreed that it will not, and will not permit its subsidiaries, without the prior written consent of National Bank Financial Inc. on behalf of the Underwriters, such consent not to be unreasonably withheld, during the period ending 90 days following the Closing Date, purchase in the market, by invitation to tender, by private contract or otherwise, any common shares of Emergis or Subscription Receipts.

The Subscription Receipts and the Common Shares deliverable thereunder have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the ''1933 Act'') or any state securities laws and, subject to certain exceptions, may not be offered or sold within the United States. Each Underwriter has agreed that it will not offer or sell the Subscription Receipts or the Common Shares deliverable thereunder as part of the distribution of the Subscription Receipts at any time within the United States except in accordance with Rule 144A promulgated under the 1933 Act. The Underwriting Agreement enables the Underwriters to reoffer and resell the Subscription Receipts that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States provided such offers and sales are made in accordance with Rule 144A promulgated under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell securities outside the United States in accordance with Regulation S promulgated under the 1933 Act.

This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Subscription Receipts in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Subscription Receipts or the Common Shares deliverable thereunder within the United States by any dealer, whether or not participating in the Offering, may violate the registration requirements of the 1933 Act unless such offer or sale is made pursuant to an exemption under the 1933 Act.

National Bank Financial Inc. and TD Securities Inc. have provided certain financial advisory and strategic advisory services, respectively to Emergis. In addition, a member of the board of directors of Emergis and the chair of the Independent Committee is also a member of the board of directors and the chair of the audit committee of National Bank Financial Inc. Accordingly, in connection with the Offering, BCE, as an influential securityholder of Emergis, may be considered to be a ''connected issuer'' of National Bank Financial Inc. and TD Securities Inc. under applicable securities laws. National Bank Financial Inc. suggested the Offering to BCE but the decision to proceed with the Offering and the determination of the terms thereof were made by all the Underwriters together with BCE. Neither National Bank Financial Inc. nor TD Securities Inc. will receive any benefit in connection with the Offering other than its portion of the Underwriters' fee, if any, payable as described above.

DETAILS OF THE OFFERING

The Offering consists of a sale of 65,906,781 Subscription Receipts each representing the right to receive one Common Share upon the satisfaction of the following conditions (the ''Release Conditions''): (i) the unconditional and irrevocable confirmation by the board of directors of Emergis of the Special Distribution (as defined herein); and (ii) delivery of a joint notice from BCE and National Bank Financial Inc., on behalf of the Underwriters, to the Escrow Agent confirming that the conditions of the release of the escrow have been fulfilled to their satisfaction on or prior to 5:00 p.m. (Montreal time) on the Termination Date. The Subscription Receipts are being sold by BCE at a price of $5.40 per Subscription Receipt, payable at Closing in the manner set out in the Subscription Receipt Agreement described below. Prior to satisfaction of the Release Conditions, the holder's right to Common Shares will be evidenced by Subscription Receipts.

Subscription Receipts

The following is a summary of the material attributes and characteristics of the Subscription Receipts and of the rights and obligations of registered holders thereof. This summary does not purport to be complete and reference is made to the subscription receipt agreement to be dated as of the date of Closing (the ''Subscription Receipt Agreement'') among BCE, National Bank Financial Inc., on behalf of the Underwriters, and CIBC Mellon Trust Company, as depository (the ''Escrow Agent'').

Subscription Receipts will be issued at the Closing pursuant to the Subscription Receipt Agreement. Pursuant to the Subscription Receipt Agreement, the Escrowed Funds (being an amount equal to the gross proceeds received at

Closing) will be delivered to and held by the Escrow Agent and invested in short-term obligations of or guaranteed by the Government of Canada (and other approved investments) pending satisfaction of the Release Conditions.

Holders of Subscription Receipts will not be entitled to vote the underlying Common Shares prior to the Release Date. Emergis has agreed in the Underwriting Agreement not to declare any dividend on its common shares or other distributions of cash or property prior to the earlier of the Release Date or the Termination Date, except for the Special Distribution.

Provided that the Release Conditions are satisfied on or before 5:00 p.m. (Montreal time) on the Termination Date, and that required notice thereof is given to the Escrow Agent, the Escrowed Funds (net of fees payable to the Underwriters on the Release Date), together with interest earned or income generated, if any, on such amount, will be released to BCE upon delivery by the Escrow Agent of Common Shares to holders of Subscription Receipts who will receive, without payment of any additional consideration, one Common Share for each Subscription Receipt held.

If the Release Conditions have not been satisfied on or prior to 5:00 p.m. (Montreal time) on the Termination Date, the Subscription Receipts will automatically terminate and the Escrow Agent will, commencing on the second business day following the Termination Date, return to each holder of Subscription Receipts as of the Termination Date, from the Escrowed Funds an amount equal to the purchase price paid for such Subscription Receipts, together with its *pro rata* entitlement to interest earned or income generated, if any, on such amount. Upon such repayment and payment of such amounts, the Subscription Receipts shall be cancelled and shall be of no further force or effect and the Deposited Shares (as defined herein) (and any securities or property substituted therefor or in addition thereto) shall be released to BCE.

The Subscription Receipt Agreement will provide for adjustments to the number of Common Shares that a holder of a Subscription Receipt is entitled to receive pursuant to the Subscription Receipts in certain circumstances while the Subscription Receipts remain outstanding, including any subdivision, consolidation or reclassification of the common shares of Emergis. Further, upon any amalgamation, merger, reorganization or other similar transaction affecting Emergis, the appropriate kind and number of shares or other securities or property resulting from such event will be substituted for the Common Shares underlying the Subscription Receipts.

The Subscription Receipts will be issued in ''book entry only'' form and must be purchased or transferred through a CDS Participant. BCE will cause a global certificate or certificates representing newly issued Subscription Receipts to be delivered to, and registered in the name of, CDS or its nominee. All rights of Subscription Receipt holders must be exercised through, and all payments or other money to which such holders are entitled will be made or delivered by, CDS or the CDS Participant through which the holders hold such Subscription Receipts. Each person who acquires Subscription Receipts will receive only a customer confirmation of purchase from the registered dealer from or through which the Subscription Receipts are acquired in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS is responsible for establishing and maintaining book entry accounts for its CDS Participants having interests in the Subscription Receipts.

The holders of Subscription Receipts are not shareholders of BCE or Emergis. Holders of Subscription Receipts are entitled only to receive Common Shares on the exchange of their Subscription Receipts.

Shareholder Approval

Emergis has convened a special shareholders' meeting to be held on June 16, 2004 in order to consider, among other things, a special resolution (the ''Special Resolution'') to reduce the stated capital account of the common shares of Emergis for the purpose of effecting the Special Distribution. The Special Resolution must be approved by a majority of not less than two-thirds of the votes cast by the Emergis shareholders who vote in respect of the Special Resolution at the meeting in which the Special Resolution is proposed (''Shareholder Approval''). BCE has irrevocably agreed in the Underwriting Agreement to vote its Common Shares, representing approximately 63.8% of the outstanding common shares of Emergis, in favour of the Special Resolution.

Immediately after Shareholder Approval, the board of directors of Emergis will, subject to their fiduciary duties, unconditionally and irrevocably confirm the Special Distribution. It is anticipated that the record date for the Special Distribution will be June 25, 2004, and that the Special Distribution will be paid on or about June 30, 2004. While there can be no assurance that Shareholder Approval will be obtained by Emergis, BCE and Emergis expect that the

Shareholder Approval will be obtained on or before the Termination Date, and that the board of directors of Emergis will unconditionally and irrevocably confirm the Special Distribution immediately thereafter.

Deposit of Common Shares

At Closing, BCE and affiliated entities holding Common Shares (the "BCE Group") will deposit with the Escrow Agent 65,906,781 Common Shares (the "Deposited Shares"). The Deposited Shares shall be released only in accordance with the terms of the Subscription Receipt Agreement. Except as otherwise provided in such agreement, the BCE Group may not encumber, sell, transfer or otherwise dispose of all or any part of the Deposited Shares; provided that a member of the BCE Group can transfer all or a portion of the Deposited Shares to BCE or another member of the BCE Group and further provided that (i) any such transfer will not relieve BCE of its obligations under the Underwriting Agreement and the Subscription Receipt Agreement, (ii) such affiliated entity must agree to be bound by the terms of the Underwriting Agreement and the Subscription Receipt Agreement, and (iii) such transfer will not affect the qualification of the securities offered under this short form prospectus. In certain of the circumstances referred to above under "Subscription Receipts", BCE will also be obligated to deposit with the Escrow Agent securities or property substituted for Common Shares or distributed to it as a holder of Common Shares.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Davies Ward Phillips & Vineberg LLP, counsel for BCE, and Goodmans LLP, counsel for the Underwriters, the following summary describes the principal Canadian federal income tax considerations generally applicable to a holder who acquires Subscription Receipts and Common Shares pursuant to the Offering and who, for purposes of the Tax Act and at all relevant times, holds such Subscription Receipts and Common Shares as capital property and deals at arm's length with, and is not affiliated with, each of BCE, Emergis and the Underwriters (a "Holder"). For a description of the tax consequences to a Holder of the Special Distribution see "BCE Emergis Inc. — Special Distribution".

This summary is based upon the current provisions of the Tax Act and the regulations thereunder in force as of the date hereof (the "Regulations"), and counsel's understanding, based on publicly available published materials, of the current administrative practices of the Canada Revenue Agency. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, there can be no assurance that the Proposed Amendments will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in the law or administrative practice whether by legislative, regulatory, administrative, or judicial action, nor does it take into account tax legislation or considerations of any province, territory, or foreign jurisdiction, which may differ significantly from those discussed herein.

This summary is not applicable to a Holder that is a "financial institution" as defined in the Tax Act for purposes of the mark-to-market rules, to a Holder that is a "specified financial institution" as defined in the Tax Act, or to a Holder an interest in which would be a "tax shelter investment" as defined in the Tax Act. Such Holders should consult their own tax advisors.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all federal income tax considerations. Accordingly, prospective purchasers should consult their own tax advisors having regard to their own particular circumstances.

Residents of Canada

The following portion of the summary applies to a Holder who, at all relevant times, is resident or deemed to be resident in Canada for the purposes of the Tax Act (a "Resident Holder"). Certain Resident Holders whose Common Shares might not otherwise be capital property, may, in certain circumstances, be entitled to have the Common Shares, and all other "Canadian securities" as defined in the Tax Act, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

Termination of Subscription Receipts

If the amount paid to acquire a Subscription Receipt is returned, a Resident Holder will be required to include in computing income such Resident Holder's entitlement to interest in respect thereof.

Disposition of Subscription Receipts

Generally, on a disposition or deemed disposition of a Subscription Receipt (other than on an acquisition of a Common Share pursuant to the terms thereof), a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Subscription Receipt immediately before the disposition or deemed disposition.

Acquisition of Common Shares Pursuant to Subscription Receipts

A Resident Holder of a Subscription Receipt will not realize any gain or loss upon the acquisition of a Common Share pursuant to the provisions of such Subscription Receipt. The cost of a Common Share acquired by a Resident Holder pursuant to a Subscription Receipt will include all amounts paid or payable by the Resident Holder for the Subscription Receipt. The adjusted cost base to a Resident Holder of a Common Share acquired pursuant to a Subscription Receipt will be determined by averaging the cost of such Common Share with the adjusted cost base of all other Emergis common shares owned by the Resident Holder as capital property at that time.

Taxation of Dividends

A Resident Holder will be required to include in computing its income for a taxation year any dividends received, or deemed to be received, by it on the Common Shares. In the case of a Resident Holder who is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. A dividend received or deemed to be received by a Resident Holder that is a corporation will generally be deductible in computing the corporation's taxable income.

A "private corporation" as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable to pay a refundable tax of $33^1/_3\%$ under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing taxable income for the year.

Disposition of Common Shares

Generally, on a disposition or deemed disposition of a Common Share, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition or deemed disposition.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received or deemed to be received by such Resident Holder on the Common Share subject to and in accordance with the provisions of the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

Capital Gains and Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years in the circumstances described in the Tax Act.

A capital gain realized by a Resident Holder who is an individual may give rise to a liability for alternative minimum tax.

Additional Refundable Tax

A Resident Holder that is a Canadian-controlled private corporation as defined in the Tax Act may be liable to pay an additional $6^2/_3\%$ refundable tax on certain investment income, including taxable capital gains and interest.

Non-residents of Canada

The following portion of the summary applies to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention, is not, and is not deemed to be, resident in Canada and does not use or hold, and will not be deemed to use or hold, Subscription Receipts or Common Shares in a business carried on in Canada (a ''Non-resident Holder''). Special rules, which are not discussed in this summary may apply to a Holder that is an insurer that carries on an insurance business in Canada and elsewhere. Such Holders should consult their own tax advisors.

Termination of Subscription Receipts

If the amount paid to acquire a Subscription Receipt is returned, a Non-resident Holder generally will be subject to Canadian withholding tax under the Tax Act on all amounts paid or credited or deemed to be paid or credited to such Non-resident Holder as, on account, in lieu of or in satisfaction of interest. The rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder's country of residence.

Acquisition of Common Shares Pursuant to Subscription Receipts

A Non-resident Holder of a Subscription Receipt will not realize any gain or loss upon the acquisition of a Common Share pursuant to the provisions of such Subscription Receipt.

Taxation of Dividends

Dividends received or deemed to be received by a Non-resident Holder on the Common Shares will be subject to Canadian withholding tax under the Tax Act. The rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-resident Holder's country of residence.

Disposition of Subscription Receipts and Common Shares

A Non-resident Holder will generally not be subject to tax under the Tax Act in respect of any gain realized on the disposition or deemed disposition of a Subscription Receipt or Common Share unless the Subscription Receipt or Common Share, as the case may be, constitutes ''taxable Canadian property''. Provided the Common Shares are listed on a prescribed stock exchange (which includes the TSX) at the time of disposition, the Subscription Receipts and Common Shares, as the case may be, will not constitute ''taxable Canadian property'' to a Non-resident Holder unless the Non-resident Holder, persons with whom the Non-resident Holder does not deal with at arm's length, or the Non-resident Holder together with such persons have owned 25% or more of any class or series of Emergis shares at any time within the five year period that ends at the time of disposition.

RISK FACTORS

You should carefully consider the risks described below and the other information in this short form prospectus before investing in the Subscription Receipts and the Common Shares. The risks and uncertainties described below are not the only ones Emergis may face. Additional risks and uncertainties that Emergis is unaware of, or that Emergis currently deems to be immaterial, may also become important factors that affect Emergis. If any of the following risks actually occurs, Emergis' business, financial condition or results of operations could be materially adversely affected, with the result that the trading price of the Common Shares could decline and you could lose all or part of your investment.

Risk Factors Relating to the Offering

Shareholder Approval

The Special Resolution to reduce the stated capital account of the common shares of Emergis for the purpose of effecting the Special Distribution must receive Shareholder Approval. Although BCE holds approximately 63.8% of the common shares of Emergis and has irrevocably agreed to vote in favour of the Special Resolution, there can be no assurance that such Shareholder Approval will be obtained by Emergis, and therefore no assurance that the Release Conditions will be satisfied.

Director Confirmation

There can be no assurance that the directors of Emergis will be in a position, in the exercise of their fiduciary duties, to irrevocably and unconditionally confirm the Special Distribution after receiving Shareholder Approval, and therefore no assurance that the Release Conditions will be satisfied.

Subscription Receipts

There is currently no market through which the Subscription Receipts may be sold and purchasers of Subscription Receipts may not be able to resell Subscription Receipts purchased under this short form prospectus. The TSX has conditionally approved the listing of the Subscription Receipts. Listing is subject to BCE fulfilling all of the requirements of the TSX on or before August 10, 2004. There can be no assurance that the Release Conditions will be satisfied on or prior to the Termination Date. Until the Release Conditions are satisfied and the Common Shares are delivered pursuant to the Subscription Receipts Agreement, holders of Subscription Receipts have the rights as described under ''Details of the Offering — Subscription Receipts''.

Special Distribution

There can be no assurance that Emergis will obtain an advance income tax ruling or opinion confirming that the Special Distribution will be treated as a tax-free return of capital. See ''BCE Emergis Inc. — Special Distribution''.

Risk Factors Relating to Emergis

General and Economic Factors

General economic conditions, consumer confidence and spending, and the demand for, and the prices of, Emergis' products and services affect the business of Emergis. When there is a decline in growth or uncertainty in the economy or in retail and commercial activity, there tends to be a lower demand for Emergis' products and services.

The slowdown and uncertainty in the North American economy have reduced demand for Emergis' products and services, which negatively affected its financial performance in 2003 and may also negatively affect it in 2004. In particular, uncertain economic conditions have led to lower spending on information technology services resulting in lower non-recurring revenue.

Weak economic conditions may also negatively affect the financial condition and credit risk of Emergis customers. This could increase uncertainty about its ability to collect receivables.

Emergis is affected by fluctuations in the currency exchange rates between the Canadian and United States dollars. The strengthening of the Canadian dollar has had and may continue to have an unfavourable impact on its revenue and net earnings.

Adoption of eBusiness

Emergis' success depends on widespread use of the Internet and other electronic networks as ways to conduct business. Because eBusiness and its related business activities, such as online transactions, are relatively new and evolving, it is difficult to predict the size of this market and its sustainable rate of growth. Businesses and customers have not adopted eBusiness and its inherent applications as quickly as originally expected for a number of reasons, including, but not limited to:

- Security risks in transmitting and storing confidential information, including concerns relating to the potential for user impersonation and fraud or theft of stored data and information communicated over the Internet;
- Inconsistent quality of service;
- Lack of availability or delays in development of cost-effective, high-speed service;
- Inability to integrate business applications on the Internet;
- The need to operate with multiple and frequently incompatible products; and
- Lack of or delays in development of tools to simplify access to and use of the Internet.

Businesses, which have invested substantial resources in other methods of conducting business, may be reluctant to adopt new methods. Also, businesses with established patterns of purchasing goods and services and effecting payments may be reluctant to change.

To the extent that eBusiness experiences significant growth both in the number of users and the level of use, the Internet infrastructure may not be able to continue to support the demands placed on it by continued growth. Such continued growth could affect the Internet's technological ability to effectively support the high volume of transactions and this could materially harm Emergis' business and operating results.

Adoption Rate of Emergis Solutions by Customers

Emergis must increase the number of transactions it processes to build recurring revenue. This increase will depend on the rate at which its customers and distributors' customers adopt solutions. It will also depend on Emergis' ability to build an effective sales force as well as stimulate its distributors' sales and influence their marketing plans for Emergis' solutions.

Response to Industry's Rapid Pace of Change

Emergis operates in markets that are experiencing constant technological change, evolving industry standards, changing customer needs, frequent new product and service introductions, and short product life cycles.

Emergis' success will depend in large part on how well it can anticipate and respond to changes in industry standards and introduce and upgrade new technologies, products and services and upgrade existing products and services.

Emergis may face additional financial risks as it develops new products, services and technologies, and updates them to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond Emergis' control. Furthermore, substantial investment is usually required before new technologies become commercially viable.

There is no assurance that Emergis will be successful in developing, implementing and marketing new technologies, products, services or enhancements within a reasonable time, or that there will be a market for them. New products or services that use new or evolving technologies could make Emergis' existing ones unmarketable, or cause their prices to fall.

Competition

The high technology market remains very competitive and one in which Emergis competes with large companies not only in eBusiness, but also with players of all sizes and competencies in a variety of sectors and industries.

Many of Emergis' competitors, regardless of size or market share, have substantial financial, marketing, personnel and technological resources. New competitors may also appear as new technologies, products and services are developed.

Competition could affect Emergis' pricing strategies, and lower its revenues and net income. It could also affect Emergis' ability to retain existing customers and attract new ones.

Operating Results

Emergis has announced plans to:

- Focus its efforts in high-potential processing areas: claims, payments, loans and related security services
- Grow through a balance of organic growth, large contracts and acquisitions
- Offer more complete solutions
- Strengthen marketing, sales and operations capabilities and industry partnerships
- Become a more streamlined, customer-oriented organization

If Emergis fails to successfully carry out these plans, there could be a material adverse effect on its results of operations.

Emergis has incurred losses in the past. Emergis' revenue depends substantially on the volume of services its customers purchase throughout the year. In addition, Emergis has a number of major customers representing a significant portion of its revenue. If Emergis loses a contract with a major customer and can not replace it, or there is a significant decrease in the number of transactions Emergis processes, it could have a material adverse effect on Emergis. Most of Emergis' contracts are for a term of three to five years.

Emergis' operating results have fluctuated in the past, mainly because of variability in non-recurring revenue, the effect of acquisitions and exited activities. Emergis expects fluctuations to continue in the future. If Emergis' operating results fail to meet analysts' expectations, the trading price of its shares could decline. In addition, significant fluctuations in Emergis' operating results may harm its business operations by making it difficult for Emergis to implement its business plan and achieve its results.

Success of United States-Based Operations

To be successful in the United States involves significant management and financial resources. In particular, Emergis has to attract and retain experienced management and other personnel. Emergis may not be able to successfully grow Emergis' markets and sales in the United States. If Emergis is unsuccessful, this could have a material adverse effect on its business and operating results.

Acquisitions

Emergis' growth strategy includes making strategic acquisitions. There is no assurance that it will find suitable companies to acquire or that it will have sufficient resources to complete any acquisition. There could be difficulties with integrating the operations of acquired companies with its existing operations. In addition, the current state of capital markets has created a more challenging environment in which to realize acquisitions.

Strategic Relationships

Emergis relies on strategic relationships to increase its customer base, including its relationships with Bell Canada, Visa, Freddie Mac and other financial institutions. If these relationships fail, materially change or are discontinued, there could be a material adverse effect on Emergis' business and operating results.

Some of Emergis' existing strategic relationships do not, and any future strategic relationships may not, afford it any exclusive marketing or distribution rights. As such, some of the parties with whom Emergis has strategic relationships could provide the same services themselves or source them from its competitors. In addition, the other parties may not view their relationships with Emergis as significant for their own businesses. Therefore, they could reduce their commitment to Emergis at any time in the future. These parties could also pursue alternative technologies or develop alternative services either on their own or in collaboration with others, including Emergis' competitors. Further, Emergis may now or in the future be competing with some of the parties with which it has strategic relationships, especially with respect to its operations in the United States. Also, there may be geographic restrictions on some of its strategic relationships with respect to its United States operations. For example, Emergis' licensing agreement for its Webdoxs electronic bill presentment platform applies only in Canada. If Emergis is unable to maintain its strategic relationships or to enter into additional strategic relationships, Emergis will have to devote substantially more resources and capital to the development of technology, which could materially harm its operating results.

MOU

Certain of the transactions contemplated by the MOU, including the sale of the Security Business, the accelerated termination of the Bell Legacy Contract and the establishment of a bilateral preferred supplier agreement with Bell Canada, are subject to the negotiation and execution of definitive agreements and/or the sale of the Security Business. No assurance can be given that the relevant definitive agreements will be entered into.

Exposure Under Contract Indemnities

Under the terms of the stock purchase agreements for the sale of Emergis' U.S. health operations, Emergis has agreed to indemnify the buyers against any damages suffered as a result of a breach of any of the representations, warranties or covenants given by it and BCE Emergis Corporation under these agreements, as well as certain matters relating to the excluded assets and liabilities and tax matters. Should the purchasers of Emergis' U.S. health operations make a claim for indemnification under these agreements, this could have a material adverse effect on its business and operating results.

Defects in Software or Failures in the Processing of Transactions

Defects in Emergis' owned or licensed software products, delays in delivery, as well as failures or mistakes in its processing of electronic transactions, could materially harm its business, including its customer relationships and

operating results. Emergis' operations are dependent upon its ability to protect its computer equipment, its applications and the information stored in its data centres against damage that may be caused by fire, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. Emergis is party to a disaster recovery agreement that provides an alternative off-site computer system and business resumption site for use in such disastrous events covering the majority of its revenue. There can be no assurance that a fire or other disaster, including national, regional and local telecommunications outages, would not result in a prolonged outage of Emergis' operations and significant reduction in its revenues.

Defects or errors in Emergis' software products or delays, failures or mistakes in its processing of electronic transactions could result in:

- additional development costs;
- diversion of technical and other resources from Emergis' other development efforts;
- delayed or lost revenues;
- the need to provide additional services to a client at no charge;
- loss of credibility or negative publicity, which could harm Emergis' ability to attract new clients or retain existing clients;
- harm to its reputation; and
- exposure to liability claims for damages, which could be substantial.

Technologies supplied to Emergis by third parties may also contain undetected errors or defects. These defects, as well as any of the foregoing results thereof, could materially harm its business and operating results.

In its operations, Emergis processes transactions involving substantial sums of money. As a result, processing failures or mistakes could expose it to liability. Although Emergis attempts to limit its potential liability for warranty claims through disclaimers in its software documentation and limitation-of-liability provisions in its license and client agreements, there can be no assurance that these measures will be successful in limiting Emergis' liability. Furthermore, Emergis' general liability insurance coverage may not continue to be available on favourable terms or in amounts sufficient to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. The successful assertion against Emergis of any large claim could materially harm its business and operating results.

Emergis relies on technologies that are provided to it by technology partners and incorporated in its solutions. Failure by any such technology partner to provide such technology in a timely manner and to meet Emergis' quality requirements, or its inability to obtain substitute technologies or alternative providers on terms acceptable to Emergis could harm its ability to maintain some of its operations and could materially harm its business and operating results.

Security and Privacy Breaches

If Emergis is unable to protect the physical and electronic security and privacy of applications, databases and transactions, its business, including customer relationships, could be materially adversely affected. A security or privacy breach may:

- cause Emergis' clients to lose confidence in its services;
- deter clients from using its services;
- harm Emergis' reputation;
- expose Emergis to liability;
- increase Emergis' expenses from potential remediation costs; and
- decrease market acceptance of eBusiness transactions.

There can be no assurance that the applications Emergis uses for data security and integrity will be sufficient to address changing market conditions or the security and privacy concerns of existing and potential customers. Any failures in Emergis' security and privacy measures could materially harm its business and operating results.

Key Personnel

Emergis believes that its future success will depend upon its ability to attract and retain highly skilled personnel. If Emergis is unable to do so, its business could be materially adversely affected.

Protection of Intellectual Property

Emergis depends on its ability to develop and maintain the proprietary aspects of its technology. Emergis may not be able to enforce its rights or prevent other parties from developing similar technology, duplicating its intellectual property or designing around its intellectual property and this could materially harm its business.

Despite Emergis' efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its intellectual property or to obtain and use information that Emergis regards as proprietary. Policing unauthorized use of Emergis' intellectual property is difficult and expensive, and while Emergis is unable to determine the extent to which piracy of its intellectual property exists, piracy may be a problem. In addition, the laws of some foreign countries do not protect proprietary rights of Emergis to the same extent as do the laws of Canada and the United States. Emergis intends to vigorously protect its intellectual property rights through litigation and other means. However, such litigation can be costly.

Intellectual Property Infringement Claims

Third parties may claim that Emergis infringes on their intellectual property. Any such claims, with or without merit, could materially harm Emergis' business and operating results. There has been a substantial amount of litigation in the software industry and the Internet industry regarding intellectual property rights. Emergis expects that providers of eBusiness solutions will increasingly be subject to infringement claims as the number of products and competitors in its industry segment grows and the functionality of products in different industry segments overlaps. Such claims could be time-consuming, result in costly litigation, cause implementation delays or require Emergis to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to Emergis or at all, which could materially harm Emergis' business and operating results.

Integrity of the Public Key Cryptography Technology

Some of Emergis' security solutions depend on public key cryptography technology. Any major advance in ways to attack cryptographic systems could make some or all of its security solutions obsolete or unmarketable. This could reduce revenues from its security solutions and could materially hurt its business and operating results. With public key cryptography technology, a user is given a public key and a private key, both of which are required to encrypt and decode messages. The security afforded by this technology depends on the integrity of a user's private key and that the private key is not stolen or otherwise compromised. The integrity of private keys also depends in part on the application of certain mathematical principles known as ''factoring''. This integrity is predicated on the assumption that the factoring of large numbers into their prime number components is difficult. Should an easy factoring method be developed, the security of encryption products utilizing public key cryptography technology would be reduced or eliminated. If improved techniques for attacking cryptographic systems were ever developed, Emergis would likely have to reissue digital certificates to some or all of its clients, which could damage its reputation and brand or otherwise harm its business. In the past there have been public announcements of the successful decoding of certain cryptographic messages and of the potential misappropriation of private keys. This type of publicity could also hurt the public perception as to the safety of the public key cryptography technology included in Emergis' digital certificates.

Industry and Government Regulation

Governments could implement policies adversely affecting the business of Emergis by legislation, executive order, administrative order or otherwise.

Current regulations and laws governing the telecommunications industry generally do not apply to providers of data network access and eBusiness services other than regulations applicable to businesses generally. Except for government regulations in countries other than Canada and the United States (which may affect the provision of certain of Emergis' services) and regulations governing its ability to disclose the contents of communications by its clients, there are no government regulations pertaining to the pricing, service characteristics or capabilities, geographic distribution or quality control features of Emergis' eBusiness services. There exists, however, the risk that governmental policies affecting the eBusiness industry could be implemented by legislation, executive order, and administrative order or otherwise. If such policies are adopted, they could materially harm Emergis' business and operating results.

Additional regulations and laws respecting privacy and the safeguarding of personal information could also result in additional operating costs.

Although Emergis does not believe that import and export control regulations currently create significant impediments to its international growth strategy, such regulations are applicable to certain of its products and could interfere with such growth in the future.

Effect of Disposition by BCE of Common Shares

While Emergis believes that it has the relationships, people, expertise, financial strength and stability to succeed as an independent company, there can be no assurance that the proposed disposition by BCE of its entire interest in Emergis as contemplated herein will not have a material adverse effect on Emergis' business and prospects, including its ability to obtain future contracts. Certain of Emergis' customer and supplier agreements contain change of control clauses. However, management of Emergis believes that a change of control should not have a material impact on current customer and supplier relationships.

ELIGIBILITY FOR INVESTMENT

In the opinion of Davies Ward Phillips & Vineberg LLP, counsel to BCE, and Goodmans LLP, counsel to the Underwriters, the Subscription Receipts, based on the Proposed Amendments, and the Common Shares would, if acquired on the date hereof, be qualified investments for the purposes of the Tax Act for a trust governed by a registered retirement savings plan, registered retirement income fund or deferred profit sharing plan (each a "Deferred Income Plan") and for a trust governed by a registered education savings plan, in each case within the meaning of the Tax Act, provided, in the case of a Subscription Receipt, BCE deals at arm's length with each person who is an annuitant, beneficiary, employer or subscriber under such plan. The Subscription Receipts or the Common Shares would not, if acquired on the date hereof, be "foreign property" for purposes of the Tax Act for Deferred Income Plans and other persons subject to tax under Part XI of the Tax Act.

LEGAL MATTERS

Certain legal matters relating to the Subscription Receipts and the Common Shares will be passed upon by Ms. Martine Turcotte, Chief Legal Officer of BCE, and by Davies Ward Phillips & Vineberg LLP on behalf of BCE, by Ogilvy Renault on behalf of Emergis and by Goodmans LLP on behalf of the Underwriters. Ms. Turcotte and the partners and associates of Davies Ward Phillips & Vineberg LLP, as a group, the partners and associates of Ogilvy Renault, as a group, and the partners and associates of Goodmans LLP, as a group, each beneficially own, directly or indirectly, less than one percent of the outstanding securities of each of BCE and Emergis.

AUDITORS, REGISTRAR AND TRANSFER AGENTS

The auditors of BCE and Emergis are Deloitte & Touche LLP, Chartered Accountants, Montréal, Québec.

The registrar and transfer agents of BCE and Emergis are Computershare Trust Company of Canada and CIBC Mellon Trust Company, respectively, at their principal offices in Montréal and Toronto.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

We have read the short form prospectus of BCE Inc. (''BCE'') dated May 19, 2004 relating to the issue and sale of subscription receipts of BCE that provide for the transfer of common shares of BCE Emergis Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report dated March 10, 2004 to the shareholders of BCE on the consolidated balance sheets of BCE as at December 31, 2003 and 2002 and the consolidated statements of operations, (deficit) retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003.

(signed) DELOITTE & TOUCHE LLP
Chartered Accountants

Montréal, Canada
May 19, 2004

AUDITORS' CONSENT

We have read the short form prospectus of BCE Inc. dated May 19, 2004 relating to the issue and sale of subscription receipts of BCE Inc. that provide for the transfer of common shares of BCE Emergis Inc. (''Emergis''). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report dated February 12, 2004, except as to Notes 20(b) and (c) which are as of March 4, 2004, to the shareholders of Emergis on the consolidated balance sheets of Emergis as at December 31, 2003 and 2002 and the consolidated statements of earnings, deficit and cash flows for the years then ended.

(signed) DELOITTE & TOUCHE LLP
Chartered Accountants

Montréal, Canada
May 19, 2004

CERTIFICATE OF BCE EMERGIS INC.

Dated: May 19, 2004

The foregoing under the headings ''Documents Incorporated by Reference — Emergis Documents'', ''EBITDA'', ''Forward-Looking Statements'', ''Summary — BCE Emergis Inc.'', ''Summary — The Offering — Special Distribution'', ''Summary — The Offering — Risk Factors'', ''BCE Emergis Inc.'', ''Capitalization of Emergis'', ''Consolidated Capitalization of Emergis'', ''Details of the Offering — Shareholder Approval'' and ''Risk Factors — Risk Factors Relating to Emergis'', together with the documents and information incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the common shares of BCE Emergis Inc. as required under securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, the foregoing under the headings ''Documents Incorporated by Reference — Emergis Documents'', ''EBITDA'', ''Forward-Looking Statements'', ''Summary — BCE Emergis Inc.'', ''Summary — The Offering — Special Distribution'', ''Summary — The Offering — Risk Factors'', ''BCE Emergis Inc.'', ''Capitalization of Emergis'', ''Consolidated Capitalization of Emergis'', ''Details of the Offering — Shareholder Approval'' and ''Risk Factors — Risk Factors Relating to Emergis'', as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) TONY GAFFNEY President and Chief Executive Officer	(Signed) JOHN VALENTINI Chief Financial Officer

On behalf of the Board of Directors

(Signed) PIERRE DUCROS Director	(Signed) ROBERT KEARNEY Director

CERTIFICATE OF BCE INC.

Dated: May 19, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all of the provinces of Canada. For the purposes of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER
(Signed) M. J. SABIA President and Chief Executive Officer	(Signed) S. A. VANASELJA Chief Financial Officer

On behalf of the Board of Directors

(Signed) R. J. CURRIE Director	(Signed) B. M. LEVITT Director

CERTIFICATE OF THE UNDERWRITERS

Dated: May 19, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.

By: (Signed) JIM HARDY

CIBC WORLD MARKETS INC.	SCOTIA CAPITAL INC.	TD SECURITIES INC.
By: (Signed) ERIC MORISSET	By: (Signed) ROBERT J. ELLIS	By: (Signed) MARC FORTIN

BCE Emergis

Bell Canada Enterprises

82-5206

News Release

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES.

BCE completes sale of subscription receipts entitling holders to acquire common shares of BCE Emergis

Montréal, May 26, 2004 — BCE Inc. (NYSE/TSX: BCE) and BCE Emergis Inc. (TSX: IFM) announced today that BCE Inc. ("BCE") has completed the previously announced sale of its approximate 64% interest in BCE Emergis Inc. ("Emergis"). The sale was effected through a public offering of approximately 65.9 million subscription receipts at a price of $5.40 per subscription receipt by an underwriting syndicate led by National Bank Financial Inc. Each subscription receipt will automatically be exchanged for one common share of Emergis owned, directly or indirectly, by BCE, upon the unconditional declaration of a special cash distribution by Emergis of $1.45 per common share on or before June 16, 2004. Emergis will not receive any proceeds from this offering.

The subscription receipts began trading on the Toronto Stock Exchange effective today, May 26, 2004 under the symbol IFM.R.

At a special meeting to be held in Montréal on June 16, 2004, Emergis will ask its shareholders to approve a special resolution reducing its stated capital to allow for the declaration of the special cash distribution. A favourable vote of at least 66 2/3% of the votes cast at the meeting or by proxy is required to pass the special resolution. BCE has irrevocably committed to vote its 64% interest in favour of the resolution. BCE will not, however, receive any amount from the special cash distribution.

If the special resolution is approved and the special cash distribution is unconditionally declared on June 16, it is expected that Emergis' common shares will trade ex-distribution commencing June 23, 2004 and that the special cash distribution will be paid on June 30, 2004 to shareholders of record (including holders acquiring shares on exchange of subscription receipts) on June 25, 2004.

Upon closing, the gross proceeds of the offering (approximately $355.9 million), and the Emergis common shares held by BCE, were deposited into escrow. If the special resolution is approved and the special cash distribution is unconditionally declared on June 16, the subscription receipts will be automatically exchanged for common shares of Emergis on that day. If not, the escrowed subscription proceeds will be returned to holders of subscription receipts with any accrued interest.

The subscription receipts have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these

securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction.

About BCE

Bell Canada Enterprises is Canada's largest communications company. Through its 26 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the company's services include local, long distance and wireless phone services, high speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada's premier media company, Bell Globemedia, and Telesat, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

About BCE Emergis

BCE Emergis Inc. is a leading North American eBusiness company. Its operations consist of supplying eBusiness solutions to the North American financial services and Canadian health care industries, automating transactions between companies and allowing them to interact and transact electronically. Its leading solutions are centred on claims, loans and payments processing, as well as related security services.

BCE Emergis customers include leading Canadian health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The forward-looking statements contained in this press release represent our expectations as of May 26, 2004 and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update any forward-looking statements, whether as a result of new information or otherwise. For more details, refer to BCE's and Emergis short form prospectus dated May 19, 2004.

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For further information:

BCE Inc.
Nick Kaminaris, Communications, (514) 786-3908
George Walker, Investor Relations, (514) 870-2488

BCE Emergis Inc.
Mark Boutet, Corporate Communications, (514) 868-23358
John Gutpell, Investor Relations, (514) 868-2232